September 23, 2016

VIA EDGAR

Kathryn Sabo
Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

RE:	Jackson National Life Insurance Company (“Jackson National”)
Jackson National Separate Account - I (“Registrant”)
Elite Access Advisory Variable Annuity
Initial Registration Statement filed on Form N-4
File Nos. 811-08664 and 333-212424

Jackson National Life Insurance Company of New York (“Jackson NY”)
JNLNY Separate Account I (“Registrant”)
Elite Access Advisory Variable Annuity
Initial Registration Statement filed on Form N-4
File Nos. 811-08401 and 333-212425

Dear Ms. Sabo:

This letter is in response to the comments you provided in your letter dated September 1, 2016, for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission, this letter quotes each of the specific comments, followed respectively by narrative responses (in bold).

Unless indicated otherwise below, the comments and responses apply to both registration statements referenced above. Copies of each prospectus, marked to show the changes discussed below, are attached and will be provided electronically and in hard copy. Page references in the responses are to the attached marked copy of the Jackson National prospectus, unless indicated otherwise. Pre-effective amendments to the registration statements will subsequently be filed in response to the comments.

General

1.	Please advise supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the Contract or whether the Company

Ms. Kathryn M. Sabo
September 23, 2016

will be solely responsible for payment of Contract benefits.

Response: Jackson National and Jackson NY will be solely responsible for payment of Contract benefits. There are no guarantee or support agreements with third parties to support any of Jackson National’s or Jackson NY’s obligations under the Contracts.

2.
Jackson National Only: Please confirm that all material state-required variations to the Contract terms described in the prospectus are disclosed therein. See, e.g., Key Facts, Free Look (p. 4); The Annuity Contract (p. 13); Income Options, (p. 45); Death benefit options (p. 47).

Response: All material state-required variations to the terms described in the prospectus are disclosed therein.

Prospectus

3.	Fees and Expenses Tables (pp. 6 - 7)

a.	Periodic Expenses: In the introductory sentence, please change “(and footnotes)” to “(and footnote)” because the table includes only one footnote.

Response: The above change has been made. (p. 4)

b.
Monthly Contract Charge: Please state the Contract Charge as an annual charge (i.e., $120). Also make the corresponding change to the footnote (i.e., $30 increase on fifth anniversary). Further, please add a sentence to the footnote to disclose the maximum annual Contract Charge that could apply to a Contract held for the average expected accumulation phase. Corresponding changes should also be made to the disclosure on page 33.

Response: The above referenced table and footnote have been revised as follows (p. 4):

Periodic Expenses
	Monthly Charge	Annual Charge
Monthly Contract Charge [5]	$10	$120

[5]
The Monthly Contract Charge will increase by $2.50 ($30 per year) on every fifth Contract Anniversary following the Issue Date. For example, if you own the Contract for 7 years, the maximum annual Monthly Contract Charge is $150 beginning on the fifth Contract Anniversary and will increase by $30 every fifth Contract Anniversary thereafter. For more information about this charge, please see "Monthly Contract Charge" under the "Contract Charges" section.

c.	Please confirm supplementally that there are no asset based charges deducted under the Contracts.

Response: There are no asset based charges deducted under the Contract.

4.	Fund Operating Expenses (pp. 8 - 10)

a.	Please confirm supplementally that the fee table includes the data from the underlying funds’ most recent prospectuses.

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Ms. Kathryn M. Sabo
September 23, 2016

Response: The fee table includes the data from the underlying funds’ most recent prospectuses as of the date of the initial filing. The fee table will be updated by pre-effective amendment to include the data from the underlying funds’ most recent prospectuses as of the effective date of the registration statement.

b.
Please remove footnotes J - T as these footnotes are not permitted nor required by Item 3 of Form N-1A. Fee and expense waivers may only be shown if they remain in effect for at least one year from the effective date of the N-1A registration statement for the portfolio company. (See Form N-4, Item 3, Instruction 20; Form N-1A Item 3, Instruction 3(e))

Response: Footnotes J-T have been removed. (p. 8)

5.	The Annuity Contract (p. 13)

Please delete the sentence in the last paragraph preceding the heading “Jackson” that references the Contract and endorsements as constituting the agreement with the Company. A registrant may not disclaim the accuracy and/or completeness of prospectus disclosure by reference to a Contract.

Response: Registrant respectfully disagrees that the referenced sentence disclaims the accuracy and/or completeness of prospectus disclosure. It is a material disclosure of fact and relevant to the purchaser. Enforceable contractual rights of the customer arise from the contract. This statement does not disclaim, directly or indirectly, any other disclosure in the prospectus. Although we believe a change to the disclosure is not necessary, the sentence referenced above has been revised as follows (p. 9):

“Your Contract and any endorsements are a formal contractual agreement between you and the Company.”

6.	Expense Example (p. 11 - 12)

a.
Please specify the charges that are referred to in the following statement: “The cost of the Monthly Contract Charge is determined by dividing the total amount of such charges collected during the calendar year . . . .” (emphasis added). Supplementally, please explain why this method of calculating the charge is appropriate.

Response: In response to comments a. and b. of this section, the above referenced sentence has been revised to read as follows (p. 8):

“The cost of the Monthly Contract Charge is determined by dividing the total amount of Monthly Contract Charges collected during the calendar year by the estimated average Contract size.”

The method of calculating the charge is based on Item 3, Instruction 21(f) of Form N-4.

b.	Supplementally, please explain how the figures in the expense examples were calculated.

Response: The annual amount of the monthly contract charge ($120) was divided by the estimated average contract size ($90,000), which results in a contract expense of 0.14%. The maximum fund expense of 2.58% was added which results in a total annual expense

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of 2.72%. This annual percentage charge was used for calculating the cost for the first 5 years. Beginning in the 6th year, the annual amount of the monthly contract charge increases by $30 (0.02%) resulting in a total annual expense of 2.74%. These percentage charges are applied against an assumed initial investment of $10,000 with a 5% annual increase.

Based on further analysis, we have revised the third paragraph of the above referenced section, as reflected in comment a. above. In addition, we have revised the original calculations in the table as follows (p. 8):

If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$475	$944	$1,440	$3,062

If you annuitize at the end of the applicable time period:

1 year *	3 years	5 years	10 years
$475	$844	$1,440	$3,062

*Please note, although we show this cost for comparison purposes, the earliest you can annuitize this Contract is one year after the Contract's Issue Date.

If you do not surrender your Contract:

1 year	3 years	5 years	10 years
$275	$844	$1,440	$3,062

7.	Jackson (p. 13)

Please confirm that the third paragraph of this subsection, regarding electronic documentation, remains accurate and update the disclosure as appropriate.

Response: The referenced paragraph has been deleted and replaced with the following (p. 10):

“You may elect to receive certain documentation electronically, including prospectuses, confirmations of transactions and annual and semi-annual reports. Please contact us at our Annuity Service Center for more information.

8.	Investment Divisions (p. 16 - 32)

Please include a prominent statement explaining how the underlying funds’ prospectuses may be obtained, and that an investor should read the prospectuses carefully before investing. (See Item 5(d))

Response: The following sentence has been added to the end of the paragraph following the list of underlying Funds appearing on the cover page. In addition, information regarding

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September 23, 2016

obtaining and reading the Funds’ prospectuses also appears on page 26 at the end of the "Investment Divisions" section.

“You should read the summary prospectuses before investing.”

9.	Contract Charges

a.
Monthly Contract Charge (p. 33): Please move the first sentence of the second paragraph (“The Monthly Contract Charge will increase by $2.50….”), as revised in response to comment 3b above, to appear after the first sentence of the first paragraph (“During the accumulation phase we deduct….”).

Response: This section has been revised to read as follows (p. 27):

“Monthly Contract Charge. During the accumulation phase we deduct a $10 Monthly Contract Charge ($120 per year). The Monthly Contract Charge will increase by $2.50 ($30 per year) on every fifth Contract Anniversary following the Issue Date. We reserve the right to waive any increase to this charge, in a non-discriminatory manner.

This charge is deducted on each Contract Monthly Anniversary. We will also deduct the Monthly Contract Charge if you make a total withdrawal on a date other than a Contract Monthly Anniversary. The charge will be taken from the Investment Divisions based on the proportion their respective value bears to the Contract Value.

The charge compensates us for expenses associated with administration of Contracts, acquisition of business including marketing expenses, risks we assume in connection with the Contracts and costs associated with providing Contract benefits.”

b.	Transfer Charge (p. 34):

i.
If Jackson National retains the amount deducted as a transfer charge, please so indicate. If not, please identify the person who receives the amount deducted. In either case, please identify the service(s) provided in consideration for the charge. (See Item 6(a))

Response: The "Transfer Charge" section has been revised to read as follows (p. 27):

"We deduct $25 for each transfer in excess of 15 in a Contract Year. The charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division. The charge compensates us for the administrative cost associated with the transfers. We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require, and we will charge a lesser fee where required by state law. Transfers made in connection with Investment Divisions under the Guidance Model Portfolios are treated the same as other transfers with respect to the charges and waivers described above. For information on the Dollar Cost Averaging, Earnings Sweep and Rebalancing programs please see the applicable section under “OTHER INFORMATION” beginning on page 42."

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Ms. Kathryn M. Sabo
September 23, 2016

ii.	Jackson National Only: In the third full sentence, please change “we may charge a lesser fee where required by state law” to “we will charge a lesser fee where required by state law.”

Response: The above change has been made (p. 27).

iii.	JNLNY Only: Please change the third full sentence to specifically identify what is required by New York law.

Response: New York does not require a lesser charge, therefore the above referenced sentence has been revised by deleting the phrase “and we may charge a lesser fee where required by state law." (p. 27, New York)

c.	Withdrawal Charge (p. 35): Please remove redundant language, as appropriate. The disclosure states:

“The withdrawal charge compensates us for costs associated with selling the Contracts.”

“The withdrawal charge compensates us for expenses associated with the acquisition of business including administrative and marketing expenses and other distribution expenses incurred by us or our affiliated distributor.”

Response: The first sentence referenced above has been deleted and replaced with the second sentence referenced above. (p. 28)

d.	Jackson National Only: Commutation Fee (p. 35):

i.	Where the income options are first introduced, please cross reference the section where each income option is explained (e.g., See Income Options, page 45).

Response: A cross reference has been added as follows (p. 28):

“If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your Beneficiary elects to receive a lump sum payment (see “Income Options” beginning on page 36), the amount received will be reduced by (a) minus (b) where:"

ii.
If Jackson National retains the amount deducted as a commutation fee, please so indicate. If not, please identify the person who receives the amount deducted. In either case, please identify the service(s) provided in consideration for the charge. (See Item 6(a))

Response: The following sentence has been added to the end of the “Commutation Fee" section (pp. 28 - 29):

“The Commutation Fee compensates us for administrative costs and expenses associated with commuting the annuity payments and determining the amount to be paid.”

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Ms. Kathryn M. Sabo
September 23, 2016

10.	Purchases (p. 38 - 39)

a.
Please disclose the circumstances that would cause the Company to refuse any premium payment. Please also clarify whether the Company reserves the right to refuse all future premium payments and, if it does, disclose the effect on Contract Owners’ ability to fund their retirement with the Contract.

Response (Jackson National only): The third sentence of the first full paragraph under “Minimum Initial Premiums” is deleted and replaced with the following (p. 31):

“We reserve the right, in our discretion, to limit, restrict, suspend or reject any or all initial or subsequent Premium payments and to limit the amount, frequency or timing of Premium payments, at any time on a non-discriminatory basis. Any of these actions by us would limit your ability to invest in the Contract and increase your values and benefits.”

b.	Minimum Additional Premiums: Please include a statement of when initial and subsequent purchase payments are credited. (Item 10(a)(ii))

Response: Statements containing information on when premiums are credited can be found in the “Allocations of Premium” and “Accumulation Units” sections following the above referenced section. In addition, the following sentence has been added immediately preceding the last sentence of the third paragraph of the "Allocations of Premium" section (p. 32):

“Subsequent Premiums are allocated on the Business Day that the Premium is received.”

c.	Accumulation Units:

i.	Please explain that investment performance of the portfolio companies, expenses, and deduction of certain charges affect the Accumulation Units’ value. (Item 10(b))

Response: The third paragraph under “Accumulation Units” is revised to read as follows (p. 32):

"The value of an Accumulation Unit may go up or down from day to day based on the performance of the Funds, expenses, and deduction of Contract charges.”

ii.	Disclose when Accumulation Units are calculated and credited if a premium payment is made after the close of the New York Stock Exchange.

Response: The fourth paragraph under “Accumulation Units” is revised by adding the following sentence to the end thereof (p. 32):

“If your Premium payment is received after the close of the New York Stock Exchange, the number of Accumulation Units credited will be determined at the end of the next Business Day.”

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iii.	Please confirm the following statement supplementally: “As of the date of this prospectus, we have such an agreement with Morgan Stanley Smith Barney LLC and SBHU Life Agency.”

Response: The above statement is confirmed.

11.	Transfers and Frequent Transfer Restrictions (p. 40)

Please disclose any minimum dollar amount applicable to transfers of Contract Value.

Response: There is no minimum dollar amount applicable to transfers of Contract Value thus no disclosure is necessary.

12.	Telephone and Internet Transactions (p. 42)

a.	The Basics: Please define “business hours” for clarity.

Response: The second sentence under “The Basics” is deleted and replaced with the following (p. 33):

“For information about your account, please contact our Annuity Service Center.”

b.	What You Can Do and How: Please provide additional information regarding the “[a]dditional limitations” referred to in the last sentence.

Response: The last sentence of the above referenced section has been revised as follows (pp. 33 - 34):

“We reserve the right to discontinue this privilege or implement additional limitations.”

13.	Income Payments (The Income Phase) (44 - 46)

a.	Please disclose the effect of assumed investment return. (Item 8(d))

Response: Please see the third paragraph under “Variable Income Payments” on page 36 which describes the relationship between assumed net investment rate and actual net investment rate. We believe this paragraph provides clear disclosure regarding the effect of assumed investment return.

b.	JNLNY Only: In the sixth paragraph, please specify what New York permits regarding income payments.

Response: The above referenced paragraph has been revised by deleting “and state law permits” in both places in which it appears (p. 36, New York). New York law is consistent with the income payment methods reflected in this paragraph.

c.	Please disclose that the default annuity will be variable payments.

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Ms. Kathryn M. Sabo
September 23, 2016

Response: The following sentence is added to the end of the fifth paragraph under "Income Payments" (p. 36):

“If you do not choose how to receive your income payments, your income payments will be variable payments based on the Investment Divisions.”

d.	Fixed Income Payments: Please disclose to whom annuity rates will be “more favorable.”

Response: The referenced phrase is revised to read “more favorable to you…” (p. 36)

e.	Income Options: Please clarify whether the four Income Options are variable and/or fixed.

Response: The following sentence is added to the end of the first paragraph under “Income Options” (p. 36):

“Each income option is available as fixed payments or variable payments.”

f.	Income Options; Option 1 - Life Income: Disclose the possibility of receiving only one monthly payment.

Response: The following sentence is added after the second sentence of the above referenced section (p. 36):

“Thus, it is possible for you to receive only one payment if you die prior to the date the second payment is due.”

14.	Death Benefit (p. 46 - 47)

Payout Options: Please disclose the effect of not choosing a payment option. (Item 9(b))

Response: The following sentence is inserted before the last sentence in the final paragraph of the above referenced section (p. 38):

“If no payout option is selected, the entire death benefit will be paid within 5 years of the date of death.”

15.	JNLNY Only: Contract Owner Taxation - Withholding (p. 49)

Please specify whether New York has enacted a tax withholding rule similar to the identified federal income tax withholding requirements.

Response: New York has not enacted a similar tax withholding requirement. The second sentence under “Withholding” has been deleted. (p. 41, New York)

16.	Jackson Taxation (and Jackson of NY Taxation) (p. 51)

Please confirm that the Company imposes a “Federal (DAC) Tax Charge” on this Contract and disclose the maximum charge in the fee table.

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Response: The Federal (DAC) Tax Charge is not imposed on this Contract. The above referenced disclosure has been deleted. (p. 42)

17.	Jackson National Only: Other Information - Free Look (p. 54)

a.	In the parenthetical, please change “state” to lowercase because it is not a defined term.

Response: The above change has been made. (p. 44)

b.	Please clarify that Owners will be given the greater of premium payments and Contract Value in those states that require the return of premium payments.

Response: The second sentence of the second paragraph of such section is revised to read as follows (p. 44):

“In states that require the return of Premium payments, we will return the greater of Premium payments and Contract Value.”

18.	Appendix A: Trademarks, Service Marks, and Related Disclosures

Jackson National Only: If appropriate, please add “Dow Jones U.S. Contrarian Opportunities Index is a service mark of Dow Jones.” The disclosure appears in JNLNY’s Appendix A.

Response: The referenced disclosure has been removed from JNLNY’s Appendix A. (p. A-1)

STATEMENT OF ADDITIONAL INFORMATION

19.	Trademarks, Service Marks, and Related Disclosures

a.	Jackson National Only: If appropriate, please add “Capital” to the first line of the third paragraph, before “S&P 400 MidCap Index” as it appears in JNLNY’s disclosure.

Response: The above change has been made. (p. 2)

b.	Jackson National Only: Please confirm the following paragraph, found in JNLNY’s SAI, was intended to be excluded from Jackson National’s SAI:

Although MSCI shall obtain information for inclusion in or for use in the calculation of the MSCI Indexes from sources that MSCI considers reliable, none of the MSCI parties warrants or guarantees the originality, accuracy and/or the completeness of any MSCI Index or any data included therein. None of the MSCI parties makes any warranty, express or implied, as to results to be obtained by the issuer of the JNL/Mellon Capital Frontier Markets 100 Index Fund, owners of the JNL/Mellon Capital Frontier Markets 100 Index Fund, or any other person or entity, from the use of any MSCI Index or any data included therein. None of the MSCI parties shall have any liability for any errors, omissions or interruptions of or in connection with any MSCI Index or any data included therein. Further, none of the MSCI parties makes any express or implied warranties of any kind, and the MSCI parties hereby expressly disclaim all warranties of merchantability and fitness for a particular purpose, with respect to each MSCI Index and any data included therein. Without limiting any of the

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foregoing, in no event shall any of the MSCI parties have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

Response: The referenced disclosure was intentionally excluded from Jackson National’s SAI. Further, the referenced disclosure has been deleted from JNLNY’s SAI. (pp. 7 - 8)

20.	Calculation of Performance (p. 11)

Jackson National Only: In the first sentence of page 11’s first paragraph, please add “yield” between Money Market Division’s” and “and effective yield.”

Response: The above change has been made. (p. 10)

PART C

21.	Financial Statements, Exhibits, and Certain Other Information

a.	Please file new powers of attorney that specifically relate to this filing as required by Rule 483(b) under the Securities Act of 1933.

Response: New powers of attorney that specifically relate to this filing will be included in the pre-effective amendment to the registration statement.

b.	Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: Any financial statements, exhibits, consents and other required information not included in the registration statement will be filed in the pre-effective amendment to the registration statement.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

▪	the registrant may not assert this action as defense in any proceeding initiated by the Commission

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or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Response: Registrants will provide the so-called Tandy Representations.

Please contact me at (517) 367-3872 if you have any questions or require additional information.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:    Joan E. Boros

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THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ELITE ACCESS ADVISORYSM

FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account – I

The date of this prospectus is __________, 2016. This prospectus states the information about the Separate Account, the Contract, and Jackson National Life Insurance Company (“Jackson®”) you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations. This information is meant to help you decide if the Contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about the Separate Account can be found in the statement of additional information (“SAI”) dated __________, 2016 that is available upon request without charge. To obtain a copy, complete the Statement of Additional Information Request Form on page 47, or contact us at our:

Annuity Service Center
P.O. Box 30314
Lansing, Michigan 48909-7814
1-800-644-4565
www.jackson.com

We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse initial and any or all subsequent Premium payments. Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus.

The Contracts are sold by broker-dealers who are also registered as, or affiliated with, a registered investment adviser, through their registered representatives/investment adviser representatives. The Contracts are intended to be used by investors who have engaged these investment advisers and investment adviser representatives to manage their Contract Value for a fee. We offer other variable annuity products with different product features, benefits and charges. In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure. Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents appears on page 47. The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

The Contract makes available for investment variable options. The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following Funds – all class A shares:
[TO BE UPDATED BY AMENDMENT]

JNL Series Trust

JNL/American Funds® Growth-Income Fund	JNL/Scout Unconstrained Bond Fund
JNL/American Funds International Fund	JNL/T. Rowe Price Established Growth Fund
JNL Multi-Manager Alternative Fund	JNL/T. Rowe Price Short-Term Bond Fund
JNL Multi-Manager Small Cap Growth Fund	JNL/T. Rowe Price Value Fund
JNL Multi-Manager Small Cap Value Fund	JNL/Westchester Capital Event Driven Fund
JNL Alt 65 Fund	JNL/WMC Balanced Fund
JNL/AB Dynamic Asset Allocation Fund	JNL/WMC Money Market Fund
JNL/AQR Managed Futures Strategy Fund	JNL/S&P Competitive Advantage Fund
JNL/BlackRock Global Allocation Fund	JNL/S&P Dividend Income & Growth Fund
JNL/BlackRock Natural Resources Fund	JNL/S&P International 5 Fund
JNL/Boston Partners Global Long Short Equity Fund	JNL/S&P Intrinsic Value Fund
JNL/Brookfield Global Infrastructure and MLP Fund	JNL/S&P Total Yield Fund
JNL/Causeway International Value Select Fund	JNL/S&P 4 Fund
JNL/Crescent High Income Fund	JNL/S&P Mid 3 Fund
JNL/DFA U.S. Core Equity Fund
JNL/DoubleLine® Emerging Markets Fixed Income Fund	Jackson Variable Series Trust
JNL/DoubleLine® Shiller Enhanced CAPE® Fund
JNL/FPA + DoubleLine® Flexible Allocation Fund	JNAM Guidance – Interest Rate Opportunities Fund
JNL/Franklin Templeton Global Multisector Bond Fund	JNAM Guidance – Conservative Fund
JNL/Franklin Templeton Income Fund	JNAM Guidance – Moderate Fund
JNL/Franklin Templeton International Small Cap Growth Fund	JNAM Guidance – Growth Fund
JNL/Goldman Sachs Emerging Markets Debt Fund	JNAM Guidance – Moderate Growth Fund
JNL/Goldman Sachs U.S. Equity Flex Fund	JNAM Guidance – Maximum Growth Fund
JNL/Harris Oakmark Global Equity Fund	JNAM Guidance – Alt 100 Fund
JNL/Invesco China-India Fund	JNAM Guidance – Equity 100 Fund
JNL/Invesco Global Real Estate Fund	JNAM Guidance – Fixed Income 100 Fund
JNL/Invesco International Growth Fund	JNAM Guidance – Real Assets Fund
JNL/Invesco Small Cap Growth Fund	JNL Tactical ETF Conservative Fund
JNL/JPMorgan MidCap Growth Fund	JNL Tactical ETF Moderate Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL Tactical ETF Growth Fund
JNL/Lazard Emerging Markets Fund	JNL/American Funds® Global Growth Fund
JNL/Mellon Capital Index 5 Fund	JNL/American Funds® Growth Fund
JNL/Mellon Capital Emerging Markets Index Fund	JNL/AQR Risk Parity Fund
JNL/Mellon Capital European 30 Fund	JNL/BlackRock Global Long Short Credit Fund
JNL/Mellon Capital Pacific Rim 30 Fund	JNL/DFA U.S. Micro Cap Fund
JNL/Mellon Capital S&P 500 Index Fund	JNL/DoubleLine® Total Return Fund
JNL/Mellon Capital S&P 400 MidCap Index Fund	JNL/Eaton Vance Global Macro Absolute Return
JNL/Mellon Capital Small Cap Index Fund	Advantage Fund
JNL/Mellon Capital International Index Fund	JNL/Epoch Global Shareholder Yield Fund
JNL/Mellon Capital Bond Index Fund	JNL/FAMCO Flex Core Covered Call Fund
JNL/Mellon Capital Utilities Sector Fund	JNL/Lazard International Strategic Equity Fund
JNL/MMRS Conservative Fund	JNL/Neuberger Berman Currency Fund
JNL/MMRS Growth Fund	JNL/Neuberger Berman Risk Balanced Commodity
JNL/MMRS Moderate Fund	Strategy Fund
JNL/Neuberger Berman Strategic Income Fund	JNL/Nicholas Convertible Arbitrage Fund
JNL/Oppenheimer Emerging Markets Innovator Fund	JNL/PIMCO Credit Income Fund
JNL/PIMCO Real Return Fund	JNL/PPM America Long Short Credit Fund
JNL/PIMCO Total Return Bond Fund	JNL/T. Rowe Price Capital Appreciation Fund
JNL/PPM America Floating Rate Income Fund	JNL/The Boston Company Equity Income Fund
JNL/PPM America High Yield Bond Fund	JNL/The London Company Focused U.S. Equity Fund
JNL/PPM America Mid Cap Value Fund	JNL/Van Eck International Gold Fund
JNL/PPM America Total Return Fund	JNL/WCM Focused International Equity Fund
JNL/Red Rocks Listed Private Equity Fund

JNL Variable Fund LLC

JNL/Mellon Capital S&P® 24 Fund	JNL/Mellon Capital Financial Sector Fund
JNL/Mellon Capital Nasdaq® 100 Fund	JNL/Mellon Capital Healthcare Sector Fund
JNL/Mellon Capital S&P® SMid 60 Fund	JNL/Mellon Capital Oil & Gas Sector Fund
JNL/Mellon Capital Communications Sector Fund	JNL/Mellon Capital Technology Sector Fund
JNL/Mellon Capital Consumer Brands Sector Fund

The Funds are not the same mutual funds that you would buy directly from a retail mutual fund company or through your stockbroker. The summary prospectuses for the Funds are attached to this prospectus. You should read the summary prospectuses before investing.

Confirmation of Transactions	44
Legal Proceedings	45
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	47
APPENDIX A (Trademarks, Services Marks, and Related Disclosures)	A-1
APPENDIX B (Financial Institution Support)	B-1

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit – a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant – the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit – a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner's death. The Contract allows for the naming of multiple Beneficiaries.

Business Day – each day that the New York Stock Exchange is open for business.

Completed Year – the succeeding twelve months from the date on which we receive a Premium payment. Completed Years specify the years from the date of receipt of the Premium and does not refer to Contract Years. If the Premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary. The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year and ends the day before the next Contract Anniversary.

If the Premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years. For example, if the Issue Date is January 15, 2017 and a Premium payment is received on February 28, 2017 then, although the first Contract Anniversary is January 15, 2018, Completed Year 0-1 for that Premium payment would begin on February 28, 2017 and end on February 27, 2018. Completed Year 1-2 for that Premium payment would begin on February 28, 2018.

Contract – the individual deferred variable annuity contract, including any endorsements.

Contract Anniversary – each one-year anniversary of the Contract's Issue Date.

Contract Month – the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

Contract Monthly Anniversary – each one-month anniversary of the Contract's Issue Date.

Contract Quarter – the period of time between consecutive three-month anniversaries of the Contract's Issue Date.

Contract Quarterly Anniversary – each three-month anniversary of the Contract's Issue Date.
Contract Value – the sum of the allocations to the Contract's Investment Divisions.

Contract Year – the succeeding twelve months from a Contract's Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract's Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2017, then the end of Contract Year 0-1 would be January 14, 2017, and January 15, 2018, which is the first Contract Anniversary, begins Contract Year 1-2.

Fund – a registered management investment company in which an Investment Division of the Separate Account invests.

Good Order – when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

Income Date – the date on which you begin receiving annuity payments.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract’s value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

Issue Date – the date your Contract is issued.

Jackson, JNL, we, our, or us – Jackson National Life Insurance Company. (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date – the Contract Anniversary on or next following the date on which the Owner attains age 95 under a non-qualified contract, or such earlier date as required by the applicable qualified plan, law or regulation.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner.

Premium(s) – considerations paid into the Contract by or on behalf of the Owner. The maximum aggregate Premium payments you may make without prior approval is $2.5 million. This maximum amount is subject to further limitations at any time on both initial and subsequent Premium payments.

Remaining Premium – the total Premium paid reduced by withdrawals that incur withdrawal charges, and withdrawals of Premiums that are no longer subject to withdrawal charges.

Separate Account – Jackson National Separate Account – I. The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

KEY FACTS
The immediately following two sections briefly introduce the Contract (and its benefits and features) and its costs; however, please carefully read the whole prospectus and any related documents before purchasing the Contract to be sure that it will meet your needs.

Allocation Options
The Contract makes available Investment Divisions for allocation of your Premium payments and Contract Value. For more information about the Investment Divisions, please see “INVESTMENT DIVISIONS” beginning on page 10.

Investment Purpose
The Contract is intended to help you save for retirement or another long-term investment purpose. The Contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan. Qualified plans confer their own tax deferral. For more information, please see “TAXES” beginning on page 38.

Free Look
If you change your mind about having purchased the Contract, you may return it without penalty. There are conditions and limitations, including time limitations, depending on where you live. For more information, please see “Free Look” beginning on page 44. In some states, we are required to hold the Premiums of a senior citizen in the JNL/WMC Money Market Investment Division during the free look period, unless we are specifically directed to allocate the Premiums to the Investment Divisions. State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Purchases	There are minimum and maximum Premium requirements. For more information, please see “PURCHASES” beginning on page 31.

Withdrawals
Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years. The Contract has a free withdrawal provision. For more information, please see “ACCESS TO YOUR MONEY” beginning on page 34.

Income Payments	There are a number of income options available. For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 35.

Death Benefit	The Contract has a death benefit that becomes payable if you die before the Income Date. For more information, please see “DEATH BENEFIT” beginning on page 37.

Contract Charges
Various charges apply under the Contract as summarized in the “FEES AND EXPENSES TABLES” below. If the Contract Value is insufficient to pay the charges under the Contract, the Contract will terminate without value.

FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when purchasing, owning and surrendering the Contract. The first table (and footnote) describes the fees and expenses that you will pay at the time that you purchase the Contract, surrender the Contract or transfer cash value between investment options. Fees and expenses also may apply after the Income Date. For more information, please see “Commutation Fee” on page 28, and “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 35.

Owner Transaction Expenses

Front-end Sales Load	None

Maximum Withdrawal Charge [1]
Percentage of Premium withdrawn, if applicable	2.0%

Maximum Premium Taxes [2]
Percentage of each Premium	3.5%

Transfer Charge [3]
Per transfer after 15 in a Contract Year	$25

Expedited Delivery Charge [4]	$22.50

[1]
There may be a withdrawal charge on the following withdrawals of Contract Value: withdrawals in excess of the free withdrawal amounts; withdrawals under a tax-qualified Contract that exceed the required minimum distributions of the Internal Revenue Code; withdrawals in excess of the free withdrawal amount to meet the required minimum distributions of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distributions of a Roth IRA annuity and a total withdrawal . The withdrawal charge is a schedule lasting three Completed Years following each Premium (state variations may apply).

Withdrawal Charge (as a percentage of Premium payments)
Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3+
Withdrawal Charge	2.0%	2.0%	1.0%	0%

[2]	Premium taxes generally range from 0 to 3.5% and vary by state.

[3]
We do not count transfers in conjunction with Dollar Cost Averaging, Earnings Sweep, Rebalancing, and periodic automatic transfers. For information on the Dollar Cost Averaging, Earnings Sweep and Rebalancing programs please see the applicable section under “OTHER INFORMATION” beginning on page 42.

[4]	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

The next table (and footnote) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds’ fees and expenses.

Periodic Expenses
	Monthly Charge	Annual Charge
Monthly Contract Charge [5]	$10	$120

[5]
The Monthly Contract Charge will increase by $2.50 ($30 per year) on every fifth Contract Anniversary following the Issue Date. For example, if you own the Contract for 7 years, the maximum annual Monthly Contract Charge is $150 beginning on the fifth Contract Anniversary and will increase by $30 every fifth Contract Anniversary thereafter. For more information about this charge, please see "Monthly Contract Charge" under the "Contract Charges" section.

The next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

Total Annual Fund Operating Expenses
[TO BE UPDATED BY AMENDMENT]
(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

Minimum: 0.56%

Maximum: 2.58%

More detail concerning each Fund's fees and expenses is below. But please refer to the Funds' prospectuses for even more information, including investment objectives, performance, and information about the Funds' Advisers, Administrators, and Sub-Advisers.

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Fund Operating Expenses
JNL Series Trust
JNL/American Funds Growth-Income	0.94% A	0.20% A	0.17% A, G	0.00%	1.31% A	(0.35%) B	0.96% A,B,I
JNL/American Funds International	1.35% A	0.20% A	0.19% A, G	0.00%	1.74% A	(0.55%) B	1.19% A,B,I
JNL Multi-Manager Alternative	1.75%	0.20%	0.56% H	0.07%	2.58%	(0.40%) C,S	2.18% C,I
JNL/DFA U.S. Core Equity	0.58%	0.20%	0.10% F	0.00%	0.88%	(0.08%) C	0.80% C
JNL/Franklin Templeton Global Multisector Bond	0.72%	0.20%	0.16% G	0.02%	1.10%	(0.02%) C	1.08% C
JNL/FPA + DoubleLine® Flexible Allocation	0.83%	0.20%	0.15%G	0.01%	1.19%	(0.01%)C	1.18%C,I
JNL/Goldman Sachs Emerging Markets Debt	0.72%	0.20%	0.15% G	0.00%	1.07%	(0.01%) C	1.06% C
JNL/Invesco Global Real Estate	0.70%	0.20%	0.15% G	0.00%	1.05%	(0.00%)	1.05%
JNL/Invesco China-India	0.90%	0.20%	0.16% G	0.00%	1.26%I	(0.00%)	1.26%I
JNL/Invesco Small Cap Growth	0.81%	0.20%	0.11% F	0.01%	1.13%	(0.02%) C	1.11% C
JNL/Invesco International Growth	0.62%	0.20%	0.15% G	0.01%	0.98%	(0.00%)	0.98%
JNL/Lazard Emerging Markets	0.87%	0.20%	0.16% G	0.00%	1.23%	(0.00%)	1.23%
JNL/Mellon Capital Emerging Markets Index	0.38%	0.20%	0.17% G	0.00%	0.75%	(0.00%)	0.75%

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Fund Operating Expenses
JNL/Mellon Capital S&P 500 Index	0.23%	0.20%	0.13% F	0.00%	0.56%	(0.01%) C	0.55% C
JNL/PIMCO Real Return	0.49%	0.20%	0.25% F	0.00%	0.94%	(0.00%)	0.94%
JNL/PIMCO Total Return Bond	0.50%	0.20%	0.11% F	0.00%	0.81%	(0.00%)	0.81%
JNL/PPM America Mid Cap Value	0.75%	0.20%	0.11% F	0.00%	1.06%	(0.00%)	1.06%
JNL/T. Rowe Price Value	0.61%	0.20%	0.10% F	0.00%	0.91%	(0.00%) C	0.91% C
JNL/WMC Money Market	0.26%	0.20%	0.10% F	0.00%	0.56%	(0.31%) D	0.25% D
Jackson Variable Series Trust
JNL Tactical ETF Conservative	0.75%	0.20%	0.17% G	0.20%	1.32%	(0.45%) D	0.87% D,I
JNL Tactical ETF Moderate	0.75%	0.20%	0.17% G	0.20%	1.32%	(0.45%) D	0.87% D, I
JNL Tactical ETF Growth	0.75%	0.20%	0.17% G	0.21%	1.33%	(0.45%) D	0.88% D, I
JNL/American Funds® Growth	1.18% A	0.20%	0.14% A,F	0.00%	1.52% A	(0.50%) B,I	1.02% A,B,I
JNL/American Funds® Global Growth	1.32% A	0.20%	0.15% A,F	0.00%	1.67% A	(0.60%) B	1.07% A,B,I
JNL/AQR Risk Parity	0.85%	0.20%	0.17% G	0.08%	1.30%	(0.10%) D	1.20% D, I
JNL/PPM America Long Short Credit	0.95%	0.20%	0.17% G	0.01%	1.33%	(0.25%) D	1.08% D, I
JNL/Eaton Vance Global Macro Absolute Return Advantage	0.95%	0.20%	0.26% G	0.03%	1.44%	(0.00)	1.44% I

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL Series Trust
JNL Alt 65	0.14%	0.00%	0.05% E	1.30%	1.49%
JNL Multi-Manager Small Cap Growth	0.67%	0.20%	0.11% F	0.01%	0.99%
JNL Multi-Manager Small Cap Value	0.77%	0.20%	0.11% F	0.01%	1.09%
JNL/AB Dynamic Asset Allocation	0.75%	0.20%	0.15% G	0.12%	1.22%
JNL/AQR Managed Futures Strategy	0.94%	0.20%	0.15% G	0.12%	1.41%I
JNL/BlackRock Natural Resources	0.63%	0.20%	0.16% G	0.01%	1.00%
JNL/BlackRock Global Allocation	0.71%	0.20%	0.16% G	0.00%	1.07%
JNL/Boston Partners Global Long Short Equity	1.20%	0.20%	0.85% G	0.01%	2.26%
JNL/Brookfield Global Infrastructure and MLP	0.79%	0.20%	0.16% G	0.00%	1.15%
JNL/Causeway International Value Select	0.64%	0.20%	0.16% G	0.01%	1.01%
JNL/Crescent High Income	0.65%	0.20%	0.15% G	0.00%	1.00%
JNL/DoubleLine® Emerging Markets Fixed Income	0.75%	0.20%	0.15% G	0.00%	1.10%
JNL/DoubleLine® Shiller Enhanced CAPE®	0.75%	0.20%	0.15% G	0.06%	1.16%
JNL/Franklin Templeton Income	0.62%	0.20%	0.10% F	0.01%	0.93%
JNL/Franklin Templeton International Small Cap Growth	0.95%	0.20%	0.15% G	0.01%	1.31%
JNL/Goldman Sachs U.S. Equity Flex	0.79%	0.20%	1.07% G	0.00%	2.06%
JNL/Harris Oakmark Global Equity	0.85%	0.20%	0.16% G	0.01%	1.22%
JNL/JPMorgan MidCap Growth	0.63%	0.20%	0.10% F	0.01%	0.94%
JNL/JPMorgan U.S. Government & Quality Bond	0.38%	0.20%	0.11% F	0.01%	0.70%
JNL/Mellon Capital European 30	0.29%	0.20%	0.15% G	0.00%	0.64%I
JNL/Mellon Capital Pacific Rim 30	0.31%	0.20%	0.15% G	0.00%	0.66%I
JNL/Mellon Capital S&P 400 MidCap Index	0.25%	0.20%	0.12% F	0.00%	0.57%

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL/Mellon Capital Small Cap Index	0.25%	0.20%	0.11% F	0.00%	0.56%
JNL/Mellon Capital International Index	0.25%	0.20%	0.17% G	0.00%	0.62%
JNL/Mellon Capital Bond Index	0.27%	0.20%	0.11% F	0.01%	0.59%
JNL/Mellon Capital Utilities Sector	0.34%	0.20%	0.16% G	0.00%	0.70%
JNL/Mellon Capital Index 5	0.00%	0.00%	0.05% E	0.58%	0.63%
JNL/MMRS Conservative	0.30%	0.00%	0.06% E	0.79%	1.15%
JNL/MMRS Growth	0.30%	0.00%	0.05% E	0.79%	1.14%
JNL/MMRS Moderate	0.30%	0.00%	0.05% E	0.80%	1.15%
JNL/Neuberger Berman Strategic Income	0.58%	0.20%	0.16% G	0.05%	0.99%
JNL/Oppenheimer Emerging Markets Innovator	1.10%	0.20%	0.16% G	0.07%	1.53%
JNL/PPM America Floating Rate Income	0.62%	0.20%	0.16% G	0.01%	0.99%
JNL/PPM America High Yield Bond	0.43%	0.20%	0.11% F	0.02%	0.76%
JNL/PPM America Total Return	0.49%	0.20%	0.10% F	0.01%	0.80%
JNL/Red Rocks Listed Private Equity	0.81%	0.20%	0.16% G	0.95%	2.12%
JNL/Scout Unconstrained Bond	0.65%	0.20%	0.15% G	0.02%	1.02%
JNL/T. Rowe Price Established Growth	0.56%	0.20%	0.10% F	0.00%	0.86%
JNL/T. Rowe Price Short-Term Bond	0.40%	0.20%	0.11% F	0.00%	0.71%
JNL/Westchester Capital Event Driven	1.10%	0.20%	0.45% G	0.02%	1.77%
JNL/WMC Balanced	0.43%	0.20%	0.10% F	0.01%	0.74%
JNL/S&P Competitive Advantage	0.36%	0.20%	0.10% F	0.00%	0.66%
JNL/S&P Dividend Income & Growth	0.36%	0.20%	0.10% F	0.00%	0.66%
JNL/S&P Intrinsic Value	0.36%	0.20%	0.10% F	0.00%	0.66%
JNL/S&P Total Yield	0.36%	0.20%	0.11% F	0.00%	0.67%
JNL/S&P Mid 3	0.50%	0.20%	0.10% F	0.00%	0.80%
JNL/S&P International 5	0.45%	0.20%	0.15% G	0.00%	0.80%
JNL/S&P 4	0.00%	0.00%	0.05% E	0.66%	0.71%
JNL Variable Fund LLC
JNL/Mellon Capital Nasdaq® 100	0.28%	0.20%	0.20% G	0.00%	0.68%
JNL/Mellon Capital S&P® 24	0.29%	0.20%	0.18% G	0.00%	0.67%
JNL/Mellon Capital S&P® SMid 60	0.29%	0.20%	0.18% G	0.00%	0.67%
JNL/Mellon Capital Communications Sector	0.32%	0.20%	0.16% G	0.00%	0.68%
JNL/Mellon Capital Consumer Brands Sector	0.29%	0.20%	0.16% G	0.00%	0.65%
JNL/Mellon Capital Financial Sector	0.29%	0.20%	0.16% G	0.00%	0.65%
JNL/Mellon Capital Healthcare Sector	0.27%	0.20%	0.17% G	0.00%	0.64%
JNL/Mellon Capital Oil & Gas Sector	0.28%	0.20%	0.16% G	0.00%	0.64%
JNL/Mellon Capital Technology Sector	0.28%	0.20%	0.16% G	0.00%	0.64%
Jackson Variable Series Trust
JNAM Guidance - Conservative	0.15%	0.00%	0.07% E	1.04%	1.26% I
JNAM Guidance - Moderate	0.15%	0.00%	0.07% E	1.07%	1.29% I
JNAM Guidance - Moderate Growth	0.13%	0.00%	0.07% E	1.07%	1.27% I
JNAM Guidance - Growth	0.15%	0.00%	0.07% E	1.09%	1.31% I
JNAM Guidance - Maximum Growth	0.15%	0.00%	0.07% E	1.04%	1.26% I
JNAM Guidance - Alt 100	0.15%	0.00%	0.07% E	1.56%	1.78% I
JNAM Guidance - Equity 100	0.15%	0.00%	0.07% E	0.98%	1.20% I
JNAM Guidance - Fixed Income 100	0.15%	0.00%	0.07% E	0.90%	1.12% I
JNAM Guidance - Real Assets	0.15%	0.00%	0.07% E	1.08%	1.30% I
JNAM Guidance - Interest Rate Opportunities	0.15%	0.00%	0.07% E	1.22%	1.44% I
JNL/BlackRock Global Long Short Credit	0.95%	0.20%	0.78% G	0.02%	1.95% I
JNL/DFA U.S. Micro Cap	0.80%	0.20%	0.17% G	0.00%	1.17% I
JNL/DoubleLine® Total Return	0.48%	0.20%	0.17% G	0.01%	0.86% I

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL/Epoch Global Shareholder Yield	0.70%	0.20%	0.17% G	0.01%	1.08% I
JNL/FAMCO Flex Core Covered Call	0.60%	0.20%	0.17% G	0.01%	0.98% I
JNL/Lazard International Strategic Equity	0.80%	0.20%	0.17% G	0.01%	1.18% I
JNL/Neuberger Berman Currency	0.70%	0.20%	0.17% G	0.01%	1.08% I
JNL/Neuberger Berman Risk Balanced Commodity Strategy	0.60%	0.20%	0.17% G	0.02%	0.99% I
JNL/Nicholas Convertible Arbitrage	0.85%	0.20%	0.52% G	0.01%	1.58% I
JNL/PIMCO Credit Income	0.40%	0.20%	0.18% G	0.00%	0.78% I
JNL/T. Rowe Price Capital Appreciation	0.70%	0.20%	0.17% G	0.01%	1.08% I
JNL/The Boston Company Equity Income	0.55%	0.20%	0.17% G	0.00%	0.92% I
JNL/The London Company Focused U.S. Equity	0.70%	0.20%	0.16% G	0.01%	1.07% I
JNL/Van Eck International Gold	0.80%	0.20%	0.18% G	0.00%	1.18% I
JNL/WCM Focused International Equity	0.80%	0.20%	0.16% G	0.01%	1.17% I

A	Fees and expenses at the Master Fund level for Class 1 shares of each respective Fund are as follows:

JNL/American Funds Blue Chip Income and Growth Fund: Management Fee: 0.40%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.01%; Total Annual Portfolio Operating Expenses: 0.41%.

JNL/American Funds Global Bond Fund: Management Fee: 0.53%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.57%.

JNL/American Funds Global Small Capitalization Fund: Management Fee: 0.69%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.73%.

JNL/American Funds Growth-Income Fund: Management Fee: 0.27%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.02%; Total Annual Portfolio Operating Expenses: 0.29%.

JNL/American Funds International Fund: Management Fee: 0.50%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.54%.

JNL/American Funds New World Fund: Management Fee: 0.72%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.07%; Total Annual Portfolio Operating Expenses: 0.79%.

JNL/American Funds Growth Fund: Management Fee: 0.33%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.02%; Total Annual Portfolio Operating Expenses: 0.35%.

JNL/American Funds Global Growth Fund: Management Fee: 0.52%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.03%; Total Annual Portfolio Operating Expenses: 0.55%.

B
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the investment advisory and management services. This fee waiver will generally continue as long as the Fund is part of a master-feeder Fund structure, but in any event, the fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees. The Management and the Annual Operating Expense columns in this table reflect the inclusion of the contractual fee waivers.

C
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for at least one year from the date of this Prospectus. Thereafter, the waiver will automatically renew for one-year terms unless the Adviser provides written notice of the termination of the agreement to the Board of Trustees within 30 days of the end of the then current term.

D
JNAM has contractually agreed to waive fees and reimburse expenses of the Fund to the extent necessary to limit the total operating expenses of each class of shares of the Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period.  The fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees.

E	“Other Expenses” include an Administrative Fee of 0.05% which is payable to Jackson National Asset Management, LLC (“JNAM” or “Adviser”).

F	“Other Expenses” include an Administrative Fee of 0.10% which is payable to Jackson National Asset Management, LLC (“JNAM” or “Adviser”).

G	“Other Expenses” include an Administrative Fee of 0.15% which is payable to Jackson National Asset Management, LLC (“JNAM” or “Adviser”).

H	“Other Expenses” include an Administrative Fee of 0.20% which is payable to Jackson National Asset Management, LLC (“JNAM” or “Adviser”).

I	Expense Information has been restated to reflect current fees.

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees and Fund expenses.

The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor Premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.

The cost of the Monthly Contract Charge is determined by dividing the total amount of Monthly Contract Charges collected during the calendar year by the estimated average contract size
The following example includes maximum Fund expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

[TO BE UPDATED BY AMENDMENT]

If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$475	$944	$1,440	$3,062

If you annuitize at the end of the applicable time period:

1 year *	3 years	5 years	10 years
$475	$844	$1,440	$3,062

*Please note, although we show this cost for comparison purposes, the earliest you can annuitize this Contract is one year after the Contract's Issue Date.

If you do not surrender your Contract:

1 year	3 years	5 years	10 years
$275	$844	$1,440	$3,062

The example does not represent past or future expenses. Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION

The Contracts have not been previously offered so there is no condensed financial information related to Accumulation Unit Values under the Contracts. The value of an Accumulation Unit is determined on the basis of the per share value of an underlying Fund.

The financial statements of the Separate Account and Jackson can be found in the Statement of Additional Information. The financial statements of the Separate Account include information about all the contracts offered through the Separate Account. The financial statements of Jackson that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts. Jackson's financial statements do not bear on the future investment experience of the assets held in the Separate Account. For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center. Our contact information is on the cover page of this prospectus.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85.

Your Contract Value will be allocated to Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

•	the accumulation phase, when you make Premium payments to us, and

•	the income phase, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contract. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the primary Owner.

You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form). We reserve the right to refuse an assignment, and an assignment may be a taxable event. Please contact our Annuity Service Center for help and more information.

The Contracts are flexible Premium variable deferred annuities and may be issued as either an individual or a group contract. Contracts issued in your state may provide different features and benefits than those described in this prospectus. This prospectus provides a description of the material rights and obligations under the Contract. Your Contract and any endorsements are a formal contractual agreement between you and the Company. In those states where Contracts are issued as group contracts, references throughout the prospectus to “Contract(s)” shall also mean “certificate(s).”

JACKSON

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. We are ultimately a wholly owned subsidiary of Prudential plc (London, England). Prudential plc is also the ultimate parent of PPM America, Inc., a sub-adviser for certain of the Funds. Jackson is the parent of Jackson National Asset Management, LLC (“JNAM”), the investment adviser and administrator for Jackson Variable Series Trust, JNL Series Trust, and JNL Variable Fund LLC. JNAM provides certain administrative services with respect to the

Separate Account, including separate account administration services and financial and accounting services. JNAM is located at 225 West Wacker Drive, Chicago, IL 60606.

We issue and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

You may elect to receive certain documentation electronically, including prospectuses, confirmations of transactions and annual and semi-annual reports. Please contact us at our Annuity Service Center for more information.

THE SEPARATE ACCOUNT

We established the Separate Account on June 14, 1993, pursuant to the provisions of Michigan law. The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

We have claimed an exclusion from the definition of the term “Commodity Pool Operator” under the Commodity Exchange Act (CEA) with respect to the Separate Account. Therefore, we are not subject to registration or regulation as a Commodity Pool Operator under the CEA with respect to the Separate Account.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

Your Contract Value may be allocated to no more than 99 Investment Divisions at any one time. Each Investment Division purchases the shares of one underlying Fund (mutual fund portfolio) that has its own investment objective. It is possible for you to lose your Contract Value allocated to any of the Investment Divisions. The amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Funds in which the Investment Divisions invest may be known as a “Fund of Funds” or as Funds investing in other “Underlying Funds” or investing in ETFs. Funds offered in a multi-tiered structure may have higher expenses than direct investments in the Underlying Funds or ETFs. You should read the summary prospectuses for the Funds and/or the prospectuses for the JNL Series Trust and Jackson Variable Series Trust for more information.

[TO BE UPDATED BY AMENDMENT]

JNL Alt 65 Fund
JNL/Mellon Capital Index 5 Fund
JNL/MMRS Conservative Fund
JNL/MMRS Growth Fund
JNL/MMRS Moderate Fund
JNL/S&P 4 Fund
JNAM Guidance – Interest Rate Opportunities Fund
JNAM Guidance – Conservative Fund
JNAM Guidance – Moderate Fund
JNAM Guidance – Growth Fund
JNAM Guidance – Moderate Growth Fund
JNAM Guidance – Maximum Growth Fund
JNAM Guidance – Alt 100 Fund
JNAM Guidance – Equity 100 Fund
JNAM Guidance – Fixed Income 100 Fund
JNAM Guidance – Real Assets Fund

JNL Tactical ETF Conservative Fund
JNL Tactical ETF Moderate Fund
JNL Tactical ETF Growth Fund

In addition to the Fund of Funds structure, certain of the Funds operate as feeder funds that invest in master funds. These Funds are identified in the following descriptions by the designation (“Feeder Fund”) following the name of the Fund. For more information about a Feeder Fund, you should read the summary prospectuses for the Funds and/or the prospectus for the applicable Fund.

The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

[TO BE UPDATED BY AMENDMENT]

JNL Series Trust

JNL/American Funds Growth-Income Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)
Seeks long-term growth of capital and income through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – Growth-Income FundSM (“Master Fund”). The Master Fund seeks to make the investment grow and provide income over time by investing primarily in common stocks or other securities that the investment adviser to the Master Fund believes demonstrate the potential for appreciation and/or dividends. The Master Fund may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States.

JNL/American Funds International Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)
Seeks long-term growth of capital through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – International FundSM (“Master Fund”). The Master Fund seeks to make the investment grow by investing primarily in common stocks of companies domiciled outside the United States, including companies domiciled in developing countries, that the investment adviser to the Master Fund believes have the potential for growth. Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL Alt 65 Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other funds (“Underlying Funds”) that invest primarily in equity and fixed-income securities. The Underlying Funds in which the Fund may invest are series of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and the Jackson Variable Series Trust. Not all funds of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and the Jackson Variable Series Trust are available as Underlying Funds. The Fund allocates approximately 35% of its assets to traditional investment categories and approximately 65% to non-traditional investment categories. Investments may include Underlying Funds that invest in both domestic and international stocks of large established companies, in stocks of smaller companies with above-average growth potential. As listed in the Fund prospectus, the Fund considers the Alternative Assets, Alternative Strategies, and Risk Management investment categories to be non-traditional, and the Domestic/Global Equity, Domestic/Global Fixed Income, International, International Fixed Income, Sector, Specialty, and Tactical Management investment categories to be traditional. Please see the Fund prospectus for more information.

JNL Multi-Manager Alternative Fund
Jackson National Asset Management, LLC (and BlueBay Asset Management LLP (and sub-sub-adviser, BlueBay Asset Management USA LLC), First Pacific Advisors, Inc., Lazard Asset Management, LLC, Westchester Capital Management, LLC and Western Asset Management Company)
Seeks long term growth of capital by allocating among a variety of alternative strategies managed by unaffiliated investment managers who may implement the following principal investment strategies: equity long/short strategies, event driven and merger arbitrage strategies, relative value strategies and global macro strategies.

JNL Multi-Manager Small Cap Growth Fund
Jackson National Asset Management, LLC (and Granahan Investment Management, Inc., LMCG Investments, LLC, and RS Investment Management Co. LLC)
Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a variety of small cap growth strategies managed by unaffiliated investment managers.

JNL Multi-Manager Small Cap Value Fund
Jackson National Asset Management, LLC (and Century Capital Management, LLC, Chicago Equity Partners, LLC, Cooke & Bieler L.P., and Cortina Asset Management, LLC)
Seeks long-term total return by investing, under normal market conditions, at least 80% of its assets in a variety of small cap value strategies managed by unaffiliated investment managers.

JNL/AB Dynamic Asset Allocation Fund
Jackson National Asset Management, LLC (and AllianceBernstein L.P.)
Seeks to maximize total return consistent with the determination of reasonable risk and subject to the assets strategy’s asset class. The Fund invests in a globally diversified portfolio of equity and debt securities including exchange-traded funds, and other financial instruments, and expects to enter into derivatives transactions. The Fund’s neutral weighting, from which it will make its tactical asset allocations, is 70% equity exposure and 30% debt exposure.

JNL/AQR Managed Futures Strategy Fund
Jackson National Asset Management, LLC (and AQR Capital Management, LLC)
Seeks positive absolute returns by investing primarily in a portfolio of futures contracts, futures-related instruments, and equity swaps. Equity swaps include, but are not limited to, global developed and emerging market equity index futures, swaps on equity index futures and equity swaps, global developed and emerging market currency forwards, global developed fixed-income futures, bond futures and swaps on bond futures and may also invest in commodity futures and swaps on commodity futures.

JNL/BlackRock Global Allocation Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)
Seeks high total investment return by investing in a portfolio of equity and debt securities, money market securities and other short-term securities or instruments, of issuers located around the world. Generally, the Fund will invest in both equity and debt securities and seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility. Equity securities include common stock, rights and warrants, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.

JNL/BlackRock Natural Resources Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)
Seeks long-term capital growth by investing primarily in equity securities of companies with substantial natural resource assets. Under normal circumstances, the Fund will invest at least 80% of its assets in companies with substantial natural resource assets or in securities the value of which is related to the market value of some natural resource asset. The Fund may invest in securities of issuers with any market capitalization. There are no geographic limits on the Fund’s investments.

JNL/Boston Partners Global Long Short Equity Fund
Jackson National Asset Management, LLC (and Robeco Investment Management, Inc.
Seeks long-term growth of capital by investing in stocks identified by the sub-adviser as undervalued and takes short positions in stocks that the sub-adviser has identified as overvalued. The Fund will invest, both long and short, primarily in equity securities issued by U.S. and non-U.S. companies of any market capitalization size.

JNL/Brookfield Global Infrastructure and MLP Fund
Jackson National Asset Management, LLC (and Brookfield Investment Management Inc.)
Seeks total return through growth of capital and current income by investing primarily in securities of publicly traded infrastructure companies. Under normal market conditions, the Fund will invest at least 80% of its net assets in MLPs and publicly traded equity securities of infrastructure companies listed on a domestic or foreign exchange. MLPs may derive income and gains from the exploration, development, mining or production, process, refining, transportation, or marketing of any mineral or natural gas.

JNL/Causeway International Value Select Fund
Jackson National Asset Management, LLC (and Causeway Capital Management LLC)
Seeks long-term growth of capital income by investing, under normal circumstances, in common stocks of companies located in developed countries outside the U.S. The Fund invests at least 80% of its assets in stocks of companies located in at least ten foreign countries and invests the majority of its total assets in companies that pay dividends or repurchase their shares.

JNL/Crescent High Income Fund
Jackson National Asset Management, LLC (and Crescent Capital LP)
Seeks high current income by investing primarily in high yield fixed-income securities and bank loans that are rated below investment grade. The Fund considers investments to be below investment grade if they are rated BB+ or lower by Standard & Poor’s Ratings Services or Fitch, Inc. and/or Ba1 or lower by Moody’s Investors Service, Inc., or, if unrated, deemed to be below investment grade by the sub-adviser. Below investment grade fixed-income securities are commonly referred to as “junk bonds.”

JNL/DFA U.S. Core Equity Fund
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP)
Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets in equity securities of U.S. companies. The percentage allocation of the assets of the Fund to securities of the largest U.S. growth companies will generally be reduced from between 2.5% and 25% of their percentage weight in the U.S. universe. The percentage by which the Fund’s allocation to securities of the largest U.S. growth companies is reduced will change due to market movements. The range by which the Fund’s percentage allocation to all securities as compared to the U.S. universe may be modified after considering other factors the sub-adviser determines to be appropriate.

JNL/DoubleLine® Emerging Markets Fixed Income Fund
Jackson National Asset Management, LLC (and DoubleLine Capital LP)
Seeks high total return from current income and capital appreciation by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings for investment purposes) in fixed-income instruments. These fixed-income instruments include but are not limited to securities issued or guaranteed by companies (including foreign hybrid securities), financial institutions and government entities in emerging market countries and other securities bearing fixed or variable interest rates of any or no maturity.

JNL/DoubleLine® Shiller Enhanced CAPE® Fund
Jackson National Asset Management, LLC (and DoubleLine Capital LP)
Seeks total return (capital appreciation and current income) which exceeds the total return (capital appreciation and current income) in excess of the Shiller Barclays CAPE® US Sector TR USD Index. The Fund will seek to use derivatives, or a combination of derivatives and direct investments to provide a return that tracks closely the performance of the Index. The Fund will also invest in a portfolio of debt securities to provide additional long-term total return.

JNL/FPA + DoubleLine® Flexible Allocation Fund
Jackson National Asset Management, LLC (DoubleLine Capital LP, First Pacific Advisors, LLC and Ivy Investment Management Company)
Seeks to provide total return by allocating among a variety of alternative strategies managed by three unaffiliated sub-advisers. Each of the sub-advisers generally provides day-to-day management for a portion of the Fund’s assets.

JNL/Franklin Templeton Global Multisector Bond Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)
Seeks total investment return consisting of a combination of interest income, capital appreciation, and currency gains. Under normal market conditions the Fund will invest at least 80% of its assets in fixed and floating rate debt securities and debt obligations (including convertible bonds) of governments, government-related issuers, or corporate issuers worldwide. The Fund may also invest in inflation-indexed securities and securities or structured products that are linked to or derive their value from another security, asset or currency of any nation. The Fund's assets will be invested in issuers located in at least three countries (including the U.S.).

JNL/Franklin Templeton Income Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)
Seeks to maximize income while maintaining prospects for capital appreciation by investing, under normal market conditions, in a diversified portfolio of debt and equity securities. The equity securities in which the Fund invests consist primarily of common stock. The Fund seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with attractive dividend yields.

JNL/Franklin Templeton International Small Cap Growth Fund
Jackson National Asset Management, LLC (and Franklin Templeton Institutional, LLC and Templeton Investment Counsel, LLC)
Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets in a diversified portfolio of investments of smaller international companies, located outside of the U.S., including those of emerging or developing markets. The Fund invests predominately in securities listed or traded on recognized international markets in developed countries included in MSCI EAFE Small Cap Index and All Country World exUS Small Cap Index. The Fund may, from time to time, have significant investments in a particular sector or country.

JNL/Goldman Sachs Emerging Markets Debt Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and sub-sub-adviser: Goldman Sachs Asset Management International)
Seeks a high level of total return consisting of income and capital appreciation. The Fund invests, under normal circumstances, at least 80% of its assets in (i) sovereign and corporate debt securities and other instruments of issuers in emerging countries, denominated in any currency; and/or (ii) currencies of such emerging countries, which may be represented by forwards or other derivatives that may have interest rate exposure. Emerging market countries include but are not limited to those considered to be developing by the World Bank. Many of the countries in which the Fund invests will have sovereign ratings that are below investment grade or are unrated.

JNL/Goldman Sachs U.S. Equity Flex Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)
Seeks long-term capital appreciation by investing in a broad mix of equity securities and equity related and/or derivative instruments that aim to produce long-term capital appreciation and target attractive risk adjusted returns compared to the S&P 500 Index. In seeking to outperform its benchmark index, the Fund will hold long securities that the sub-advisor believes are more likely to outperform the index, and will take short positions in securities the sub-advisor believes will underperform the index.

JNL/Harris Oakmark Global Equity Fund
Jackson National Asset Management, LLC (and Harris Associates L.P.)
Seeks capital appreciation by investing, normally, at least 80% of its assets in a diversified portfolio of common stocks of U.S. and non-U.S. companies. The Fund invests in the securities of companies located in at least three countries.

JNL/Invesco China-India Fund
Jackson National Asset Management, LLC (and Invesco Hong Kong Limited)
Seeks long-term capital growth by investing normally 80% of its assets (net assets plus the amount of any borrowings for investment purposes), in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the Greater China region (including mainland China, Hong Kong, Macau and Taiwan) and India where the (i) securities are of issuers organized under the laws of the country or of a country within the geographic region or (ii) maintain their principal place of business in that country or region; or (iii) securities are traded principally in the country or region; or (iv) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region.

JNL/Invesco Global Real Estate Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc. and sub-sub-adviser: Invesco Asset Management Limited)
Seeks high total return by investing, normally, at least 80% of its assets in securities of real estate and real estate-related companies, including real estate investment trusts and in derivatives and other instruments that have economic characteristics similar to such securities. The companies will be located in at least three different countries, including the U.S.

JNL/Invesco International Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)
Seeks long-term growth of capital by primarily investing in equity securities and depository receipts of foreign issuers. The Fund focuses its investments in common and preferred stock and invests, under normal circumstances in securities of companies located in at least three countries outside of the U.S. The Fund may also invest no more than 30% in emerging markets securities.

JNL/Invesco Small Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)
Seeks long-term growth of capital by investing, normally, at least 80% of its assets in equity securities of small-capitalization companies. The Fund considers a company to be a small-capitalization company if it has a market capitalization, at the time of purchase, no larger than the largest capitalized company included in the Russell 2000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Fund may also invest up to 20% of its assets in equity securities of issuers that have market capitalizations, at the time of purchase, in other market capitalization ranges, and in investment-grade non-convertible debt securities, U.S. government securities and high quality money market instruments. The Fund may also invest up to 25% of its total assets in foreign securities.

JNL/JPMorgan MidCap Growth Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)
Seeks capital growth over the long-term by investing, under normal market circumstances, at least 80% of its assets in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase. Market capitalization is the total market value of a company’s shares. The Fund may also invest up to 20% of its total assets in all types of foreign securities.

JNL/JPMorgan U.S. Government & Quality Bond Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)
Seeks to obtain a high level of current income by investing, under normal circumstances, at least 80% of its assets in U.S. Treasury securities, obligations issued by agencies or instrumentalities of the U.S. government (which may not be backed by the U.S. government) and mortgage-backed securities, that are supported either by the full faith and credit of the U.S. government or their own credit, collateralized mortgage obligations issued by private issuers, repurchase agreements and derivatives related to the principal investments. The Fund may also invest in high-quality corporate debt securities.

JNL/Lazard Emerging Markets Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)
Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in equity securities of companies whose principal business activities are located in emerging market countries. The Fund may engage, to a limited extent, in various investment techniques, such as foreign currency transactions and the use of derivative instruments to gain exposure to foreign currencies and emerging securities, and to hedge the Fund’s investments.

JNL/Mellon Capital Index 5 Fund
Jackson National Asset Management, LLC
Seeks capital appreciation by investing in Class A shares of the following Underlying Funds:

➢	20% in the JNL/Mellon Capital S&P 500 Index Fund;

➢	20% in the JNL/Mellon Capital S&P 400 MidCap Index Fund;

➢	20% in the JNL/Mellon Capital Small Cap Index Fund;

➢	20% in the JNL/Mellon Capital International Index Fund; and

➢	20% in the JNL/Mellon Capital Bond Index Fund.

JNL/Mellon Capital Emerging Markets Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The Fund invests, under normal circumstances, at least 80% of its assets in stocks included in the MSCI Emerging Markets Index (“Index”), including depositary receipts representing securities of the Index.  The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that comprise the Index.

JNL/Mellon Capital European 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to provide capital appreciation by investing at least 80% of its assets in the common stock of 30 companies selected from the MSCI Europe Index.

JNL/Mellon Capital Pacific Rim 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to provide capital appreciation by investing under normal circumstances at least 80% of its assets in the stocks of 30 companies selected from the MSCI Pacific Index.

JNL/Mellon Capital S&P 500 Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to match the performance of the S&P 500® Index. The Fund seeks to invest under normal circumstances at least 80% of its assets in the stocks in the S&P 500 Index in proportion to their market capitalization weighting in the S&P 500 Index in order to provide long-term capital growth.

JNL/Mellon Capital S&P 400 MidCap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to match the performance of the S&P MidCap 400 Index. The Fund invests in equity securities of medium capitalization-weighted domestic corporations. Under normal circumstances the Fund invests at least 80% of its assets in the stocks in the S&P MidCap 400 Index in proportion to their market capitalization weighting in the S&P MidCap 400 Index in order to provide long-term capital growth.

JNL/Mellon Capital Small Cap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to match the performance of the S&P SmallCap 600 Index and provide long-term growth of capital by investing in equity securities of small- to mid-size domestic companies. The Fund, under normal circumstances, invests at least 80% of its assets in the stocks included in the S&P SmallCap 600 Index in proportion to their market capitalization weighting in the Index.

JNL/Mellon Capital International Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to match the performance of the Morgan Stanley Capital International (“MSCI”) Europe Australia Far East (“EAFE”) Index. The Fund invests in international equity securities attempting to match the characteristics of each country within the index. Under normal circumstances the Fund invests at least 80% of its assets in the stocks included in the MCSI EAFE Index or derivative securities economically related to the MSCI EAFE Index in order to provide long-term capital growth.

JNL/Mellon Capital Bond Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to match the performance of the Barclays U.S. Aggregate Bond Index by investing under normal circumstances at least 80% of its assets in fixed-income securities. The Fund seeks to provide a moderate rate of income by investing in domestic fixed-income investments.

JNL/Mellon Capital Utilities Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances at least 80% of its assets in the stocks in the MSCI USA IMI Utilities Index in proportion to their market capitalization weighting in the MSCI USA IMI Utilities Index.

JNL/MMRS Conservative Fund
Jackson National Asset Management, LLC (and Milliman Financial Risk Management LLC)
Seeks growth of capital while also seeking to manage volatility and provide downside protection by investment in other funds. The Fund invests in Class A shares of a diversified group of Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are part of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and Jackson Variable Series Trust. Under normal circumstances the Fund allocates approximately 50% to 100% of its assets in Underlying Funds that invest primarily in fixed-income securities and up to 50% of its assets in Underlying Funds that invest primarily in equity securities.

JNL/MMRS Growth Fund
Jackson National Asset Management, LLC (and Milliman Financial Risk Management LLC)
Seeks growth of capital while also seeking to manage volatility and provide downside protection by investment in other funds. The Fund invests in Class A shares of a diversified group of Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are part of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and Jackson Variable Series Trust. Under normal circumstances the Fund allocates approximately 10% to 90% of its assets in Underlying Funds that invest primarily in fixed-income securities and 10% to 90% of its assets in Underlying Funds that invest primarily in equity securities.

JNL/MMRS Moderate Fund
Jackson National Asset Management, LLC (and Milliman Financial Risk Management LLC)
Seeks growth of capital while also seeking to manage volatility and provide downside protection by investment in other funds. The Fund invests in Class A shares of a diversified group of Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are part of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and Jackson Variable Series Trust. Under normal circumstances the Fund allocates approximately 25% to 100% of its assets in Underlying Funds that invest primarily in fixed-income securities and up to 75% of its assets in Underlying Funds that invest primarily in equity securities.

JNL/Neuberger Berman Strategic Income Fund
Jackson National Asset Management, LLC (and Neuberger Berman Fixed Income LLC)
Seeks high current income with long-term capital appreciation as its secondary objective by investing primarily in a diversified mix of fixed rate and floating rate debt securities. The Fund’s investments may include securities issued by domestic and foreign governments, corporate entities, and trust structures. The Fund may invest in a broad array of securities, including: securities issued or guaranteed as to principal or interest by the U.S. government or any of its agencies or instrumentalities; corporate bonds; commercial paper; currencies and non-U.S. securities; mortgage-backed securities and other asset-backed securities; and loans.

JNL/Oppenheimer Emerging Markets Innovator Fund
Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)
Seeks capital appreciation by investing in equity securities of issuers in emerging markets and developing markets through the world. Under normal circumstances, the Fund will invest at least 80% of its assets in equity securities of issuers that are economically ties to an emerging market country.

JNL/PIMCO Real Return Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)
Seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Fund invests, under normal circumstances, at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations. Assets not invested in inflation-indexed bonds may be invested in other types of Fixed Income Instruments, which include bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

JNL/PIMCO Total Return Bond Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)
Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management. The Fund invests, under normal circumstances, at least 80% of its assets in a diversified portfolio of fixed-income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

JNL/PPM America Floating Rate Income Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks to provide a high level of current income by investing under normal circumstances at least 80% of its net assets in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate debt securities, structured products, money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds and floating rate funds. Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in such derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments may be used for the purpose of satisfying the 80% minimum investment requirement.

JNL/PPM America High Yield Bond Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks to maximize current income, with capital appreciation as a secondary objective, by investing, under normal circumstances, at least 80% of its assets in high-yield, high-risk debt securities, commonly referred to as “junk bonds” and related investments. Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in derivatives instruments that have economic characteristics similar to the fixed-income investments may be used for the purpose of satisfying the 80% minimum investment requirement. The Fund may also invest in securities of foreign issuers. To the extent that the Fund invests in emerging market debt, this will be considered as an investment in a high-yield security for purposes of the 80% investment minimum requirement.

JNL/PPM America Mid Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies constituting the Russell Midcap Index (“Index”) under normal market conditions at the time of the initial purchase. The market capitalization range of the Index will vary with market conditions over time. If the market capitalization of a company held by the Fund moves outside the then-current Index range, the Fund may, but is not required to, sell such company's securities.

JNL/PPM America Total Return Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management. Under normal circumstances, the Fund invests at least 80% of its assets in a diversified portfolio of fixed-income investments of U.S. and foreign issuers such as government, corporate, mortgage- and other asset-backed securities and cash equivalents. The Fund may also invest in derivative instruments.

JNL/Red Rocks Listed Private Equity Fund
Jackson National Asset Management, LLC (and Red Rocks Capital LLC)
Seeks maximum total return by investing at least 80% of its assets in (i) securities of U.S. and non-U.S. companies listed on a national securities exchange, or foreign equivalent, that have a significant portion of their assets invested in or exposed to private companies or have as its stated intention to have a significant portion of its assets invested in or exposed to private companies (“Listed Private Equity Companies”), and (ii) derivatives or other instruments (such as exchange traded funds) that otherwise have the economic characteristics of Listed Private Equity Companies.

JNL/Scout Unconstrained Bond Fund
Jackson National Asset Management, LLC (and Scout Investments, Inc.)
Seeks to maximize total return consistent with the preservation of capital. The Fund invests at least 80% of its assets, determined at the time of purchase, in fixed-income instruments. In certain market conditions, the Fund may pursue its investment objective by investing a significant portion of its assets in cash or short-term debt obligations.

JNL/T. Rowe Price Established Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks long-term growth of capital and increasing dividend income by investing generally in common stocks of large-capitalization companies. The sub-adviser seeks investments in companies with one or more of the following characteristics: strong cash flow and an above-average rate of earnings growth; the ability to sustain earnings momentum during economic downturns; and occupation of a lucrative niche in the economy and the ability to expand even during times of slow economic growth. While the Fund invests principally in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options.

JNL/T. Rowe Price Short-Term Bond Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks a high level of income consistent with minimal fluctuation in principal value and liquidity by investing in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities. The Fund may also invest in money market securities, bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds. The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) at the time of purchase by at least one major credit rating agency or, if unrated, deemed to be of comparable quality by the sub-adviser.

JNL/T. Rowe Price Value Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks long-term capital appreciation by investing, via a value approach investment selection process, at least 65% of total assets in common stocks believed to be undervalued. Stock holdings are expected to consist primarily of large-company stocks, but may also include mid-cap and small-cap companies. The Fund may invest up to 25% of its total assets (excluding reserves) in foreign securities. Income is a secondary objective.

JNL/Westchester Capital Event Driven Fund
Jackson National Asset Management, LLC (and Westchester Capital Management, LLC)
Seeks to provide attractive risk-adjusted returns with low relative volatility in virtually all market environments. The Fund employs investment strategies designed to capture price movements generated by specific events including, but not limited to, securities of companies involved in mergers, acquisitions, asset sales or other divestitures, restructurings, refinancings, recapitalizations, reorganizations or other special situations.

JNL/WMC Balanced Fund
Jackson National Asset Management, LLC (and Wellington Management Company LLP)
Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stock and investment grade fixed-income securities. The Fund may invest in any type or class of security. The anticipated mix of the Fund’s holdings is typically 60-70% of its assets in equities and 30-40% in fixed-income securities, including cash and cash equivalents.

JNL/WMC Money Market Fund
Jackson National Asset Management, LLC (and Wellington Management Company LLP)
Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, U.S. dollar-denominated short-term money market instruments that mature in 397 days or less. The Fund primarily invests in money market instruments rated in one of the two highest short-term credit rating categories, including: (i) obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities or by state and local governments; (ii) time deposits, certificates of deposit and bankers acceptances, issued by banks and other lending institutions; (iii) commercial paper and other short-term obligations of U.S. and foreign issuers (including asset-backed securities); (iv) obligations issued or guaranteed by foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and (v) repurchase agreements on obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

JNL/S&P Competitive Advantage Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)
Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, believed to have superior profitability, as measured by return on invested capital, and trade a relatively attractive valuations. In selecting companies, Standard & Poor’s Investment Advisory Services LLC looks for the 30 companies ranked by return on invested capital and lowest market-to-book multiples.

JNL/S&P Dividend Income & Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)
Seeks primarily capital appreciation with a secondary focus on current income by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have attractive dividend yields and strong capital structures as determined by Standard & Poor’s Investment Advisory Services LLC. The companies with the highest Dividend Yield, are selected from each of 10 economic sectors in the S&P 500, with approximately equal exposure to each sector.

JNL/S&P International 5 Fund
Jackson National Asset Management, LLC (and Standard & Poor’s Investment Advisory Services LLC and Mellon Capital Management Corporation)
Seeks capital appreciation by investing in the common stock of foreign companies that are identified by a model strategy comprised of five underlying strategies. The Fund allocates all of its net assets in the following strategies:

➢	S&P Asia Pac Ex Japan Strategy

➢	S&P Canada Strategy

➢	S&P Europe Strategy

➢	S&P Japan Strategy

➢	S&P Middle East Strategy

JNL/S&P Intrinsic Value Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)
Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC, companies that generate strong free cash flows and sell at relatively attractive valuations.

JNL/S&P Total Yield Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)
Seeks capital appreciation by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that generate positive cash flow and have a strong track record, as determined by the sub-adviser, of returning cash to investors, such as through dividends, share repurchases or debt retirement.

JNL/S&P Mid 3 Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in common stocks of companies that are identified by a model based on three separate investment strategies. Under normal circumstances, the Fund invests approximately 1/3 of its net assets in the following strategies:

➢	MID Competitive Advantage Strategy;

➢	MID Intrinsic Value Strategy; and

➢	MID Total Equity Yield Strategy.

JNL/S&P 4 Fund
Jackson National Asset Management, LLC
Seeks capital appreciation by making initial allocations (25%) of its assets and cash flows to the following four Underlying Funds (Class A) on a specific date each year:

➢	25% in JNL/S&P Competitive Advantage Fund;

➢	25% in JNL/S&P Dividend Income & Growth Fund;

➢	25% in JNL/S&P Intrinsic Value Fund; and

➢	25% in JNL/S&P Total Yield Fund.

Jackson Variable Series Trust

JNAM Guidance – Interest Rate Opportunities Fund
Jackson National Asset Management, LLC
Seeks total return primarily through strategies that invest in fixed-income oriented securities, as well as other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund allocates the majority of its assets to Underlying Funds that invest primarily in fixed-income oriented securities of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance – Conservative Fund
Jackson National Asset Management, LLC
Seeks the generation of income through investment in other funds (the “Underlying Funds”). The Fund allocates its assets to Underlying Funds that invest primarily in fixed-income and other income-oriented securities (including high-yield ("junk") bonds) of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance – Moderate Fund
Jackson National Asset Management, LLC
Seeks a balance between the generation of income and the long-term growth of capital through investment in other funds (the “Underlying Funds”). The Fund allocates its assets to Underlying Funds that invest primarily in fixed-income and other income-oriented securities (including high-yield ("junk") bonds) as well as dividend-paying equity securities of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance - Growth Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital through an allocation in stocks and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund allocates its assets to Underlying Funds that invest primarily in equity securities of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance – Moderate Growth Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital by investing in other funds (the “Underlying Funds”) that offer a broad array of stock, bond, and other asset classes and strategies. The Fund allocates its assets to Underlying Funds that invest primarily in equity securities of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance – Maximum Growth Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital through an allocation in stocks and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund allocates its assets to Underlying Funds that invest primarily in equity securities of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance – Alt 100 Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital through investment in other funds (the “Underlying Funds”). Under normal market conditions, the Fund may allocate 100% of its assets to the Underlying Funds that invest in non-traditional asset classes.
Under normal circumstances, the Fund allocates at least 80% of its assets to the Underlying Funds that invest in non-traditional asset classes.

JNAM Guidance – Equity 100 Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital through investment in other funds (the “Underlying Funds”) with an equity orientation.
The Fund will invest in Underlying Funds such that 80% of its assets (net assets plus the amount of any borrowings for investment purposes) are invested in equities (which may include derivatives exposure to equity securities) of issuers in the U.S. and foreign countries, including emerging markets. The Fund allocates its assets to Underlying Funds that invest amongst various equity classes, as well as non-traditional investments.

JNAM Guidance – Fixed Income 100 Fund
Jackson National Asset Management, LLC
Seeks income and total return through investment in other funds (the “Underlying Funds”) with a fixed-income orientation.
The Fund will invest in Underlying Funds such that 80% of its assets (net assets plus the amount of any borrowings for investment purposes) are invested in fixed-income securities (which may include derivatives exposure to fixed-income securities) of issuers in the U.S. and foreign countries, including emerging markets. The Fund allocates its assets to Underlying Funds that invest amongst various fixed-income classes, as well as non-traditional investments.

JNAM Guidance – Real Assets Fund
Jackson National Asset Management, LLC
Seeks long-term real return through an allocation in stocks and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund seeks to achieve its objective by investing in shares of the Underlying Funds that focus on investments in commodity, inflation sensitive, natural resource and real estate sectors. The Fund allocates the majority of its assets to Underlying Funds that invest primarily in equity securities, inflation protected securities of issuers in the U.S. and foreign countries, including emerging and currencies.

JNL Tactical ETF Conservative Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks long-term growth of capital through investment in exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified group of underlying exchange-traded funds. Under normal market conditions, the Adviser allocates approximately 20% to 60% (with a target allocation of 40%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities, 40% to 80% (with a target allocation of 60%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed-income securities and/or cash alternatives, and up to 15% (with a target allocation of 0%) of the Fund’s assets to Underlying ETFs that invest primarily in alternative assets and strategies. The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

JNL Tactical ETF Moderate Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks long-term growth of capital through investment in a diversified group of exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified group of underlying exchange-traded funds. Under normal market conditions, the Adviser allocates approximately 40% to 80% (with a target allocation of 60%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities, 20% to 60% (with a target allocation of 40%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed-income securities and/or cash alternatives, and up to 15% (with a target allocation of 0%) of the Fund’s assets to Underlying ETFs that invest primarily in alternative assets and strategies. The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

JNL Tactical ETF Growth Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks long-term growth of capital through investment in a diversified group of exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in underlying exchange-traded funds. Under normal market conditions, the Adviser allocates approximately 60% to 100% (with a target allocation of 80%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities, 0% to 40% (with a target allocation of 20%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed-income securities and/or cash alternatives, and up to 15% (with a target allocation of 0%) of the Fund’s assets to Underlying ETFs that invest primarily in alternative assets and strategies. The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

JNL/American Funds® Global Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company, investment adviser to the Master Fund)
Seeks long-term growth of capital through exclusive investment in Class 1 shares of the American Funds Insurance Series® - Global Growth FundSM (the “Master Fund”). The Master Fund invests primarily in common stocks of companies around the world that have the potential for growth. As a fund that seeks to invest globally, the Master Fund will allocate its assets among securities of companies domiciled in various countries, including the United States and foreign countries, including emerging market countries. Under normal market conditions, the Master Fund seeks to invest at least 30% of its net assets in issuers domiciled outside of the United States.

JNL/American Funds® Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company, investment adviser to the Master Fund)
Seeks growth of capital through exclusive investment in Class 1 shares of the American Funds Insurance Series® - Growth FundSM (the “Master Fund”). The Master Fund invests primarily in common stocks and seeks to invest in companies that the Master Fund's investment adviser believes offers superior opportunities for growth of capital. The Master Fund may invest up to 25% of its assets in common stocks and other securities (including convertible and nonconvertible preferred stocks, bonds, and other debt securities) of issuers domiciled outside the U.S.

JNL/AQR Risk Parity Fund
Jackson National Asset Management, LLC (and AQR Capital Management, LLC)
Seeks total return (consisting of capital appreciation and income) by allocating assets among major asset classes (including global developed and emerging market equities, global nominal and inflation-linked government bonds, developed and emerging market currencies, and commodities).

JNL/BlackRock Global Long Short Credit Fund
Jackson National Asset Management, LLC (and BlackRock Financial Management, Inc., BlackRock International Limited and BlackRock (Singapore) Limited)
Seeks absolute total returns over a complete market cycle through diversified long and short exposure to the global fixed-income markets. A complete market cycle for fixed-income funds such as the Fund is typically three to five years.
Under normal market conditions, the Fund invests at least 80% of its total assets in credit-related instruments, including, but not limited to, U.S. Government and agency securities, foreign government and supranational debt securities, corporate bonds, including bonds of companies principally engaged in the aircraft or air transportation industries, mortgage-related securities and asset-backed securities, collateralized debt and loan obligations, including bonds collateralized by aircraft and/or aircraft equipment, emerging market debt securities, preferred securities, structured products, mezzanine securities, senior secured floating rate and fixed rate loans or debt, second lien or other subordinated or unsecured floating rate and fixed rate loans or debt, convertible debt securities, and derivatives with similar economic characteristics.

JNL/DFA U.S. Micro Cap Fund
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP)
Seeks long-term capital appreciation. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its net assets in securities of U.S. micro-cap companies.

JNL/DoubleLine® Total Return Fund
Jackson National Asset Management, LLC (and DoubleLine Capital LP)
Seeks to maximize total return by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in bonds.

JNL/Eaton Vance Global Macro Absolute Return Advantage Fund
Jackson National Asset Management, LLC (and Eaton Vance Management)
Seeks total return by investing in securities, derivatives and other instruments to establish long and short investment exposures around the world. Total return is defined as income plus capital appreciation. The Fund normally invests in multiple countries and may have significant exposure to foreign currencies.

JNL/Epoch Global Shareholder Yield Fund
Jackson National Asset Management, LLC (and Epoch Investment Partners, Inc.)
Seeks to provide a high level of income. Capital appreciation is a secondary objective. The Fund generally invests in a diversified portfolio consisting of equity securities of companies located throughout the world, including the U.S., that have a history of attractive dividend yields and positive growth in operating cash flow. Under normal market conditions, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities of dividend-paying companies across all market capitalizations.

JNL/FAMCO Flex Core Covered Call Fund
Jackson National Asset Management, LLC (and Ziegler Capital Management, LLC)
Seeks long-term capital appreciation while reducing the downside risk of equity investments by investing in a portfolio of equity securities and writing (selling) call options on at least 80% of the Fund’s total assets. Over a market cycle, the Fund seeks to achieve its objective by investing in a portfolio consisting primarily of large capitalization common stocks of U.S. corporations and U.S. dollar-denominated equity securities of foreign issuers (including American Depositary Receipts (“ADRs”)), in each case traded on U.S. securities exchanges, and on an ongoing basis, writing (selling) covered call options.

JNL/Lazard International Strategic Equity Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)
Seeks long-term capital appreciation. Under normal market conditions, the Fund invests at least 80% of its assets (plus any borrowings made for investment purposes) in equity securities, principally common stocks, of non-U.S. companies whose principal activities are located in countries represented by the Morgan Stanley Capital International (“MSCI”) Europe, Australasia and Far East (“EAFE”) Index that Lazard Asset Management LLC, the Fund’s sub-adviser, believes are undervalued based on their earnings, cash flow or asset values.

JNL/Neuberger Berman Currency Fund
Jackson National Asset Management, LLC (and Neuberger Berman Investment Advisers LLC)
Seeks absolute return by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in currency-related investments.

JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund
Jackson National Asset Management, LLC (and Neuberger Berman Investment Advisers LLC)
Seeks total return by investing under normal circumstances in commodity-linked derivative instruments and fixed-income instruments. Commodities are assets that have tangible properties, such as oil, natural gas, agricultural products or metals. The Fund seeks to gain exposure to the commodity markets by investing, directly or indirectly, in futures contracts on individual commodities and other commodity-linked derivative instruments.

JNL/Nicholas Convertible Arbitrage Fund
Jackson National Asset Management, LLC (and Nicholas Investment Partners, L.P.)
Seeks absolute return by taking long positions in convertible bonds and short positions in common stock underlying those convertible bonds.

JNL/PIMCO Credit Income Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)
Seeks maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of investment grade corporate fixed-income securities of varying maturities, which may be represented by forwards, repurchase agreements, reverse repurchase agreements or loan participations and assignments or derivatives such as options, futures contracts or swap agreements.

JNL/PPM America Long Short Credit Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks to maximize total return through a combination of current income and capital appreciation, consistent with capital preservation by investing its assets across a wide range of fixed-income securities, and other investments to generate total return under a variety of market conditions and economic cycles.

JNL/T. Rowe Price Capital Appreciation Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks long-term capital appreciation by investing primarily in common stocks. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 50% of its total assets in common stocks. The remaining assets are generally invested in convertible securities, corporate and government debt, bank loans (which represent an interest in amounts owed by a borrower to a syndicate of lenders), and foreign securities, in keeping with the Fund’s objective. The Fund may invest up to 25% of its total assets in foreign securities.

JNL/The Boston Company Equity Income Fund
Jackson National Asset Management, LLC (and The Boston Company Asset Management LLC)
Seeks total return (consisting of capital appreciation and income). Under normal market conditions, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities. The Fund seeks to focus on dividend-paying stocks and other investments and investment techniques that provide income, including covered call strategies.

JNL/The London Company Focused U.S. Equity Fund
Jackson National Asset Management, LLC (and The London Company of Virginia, LLC)
Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its net assets in common stocks of companies located in the United States. The Fund may invest in companies of any market capitalization and will typically hold a limited number of names in the portfolio.

JNL/Van Eck International Gold Fund
Jackson National Asset Management, LLC (and Van Eck Associates Corporation)
Seeks long-term capital appreciation. The Fund may take current income into consideration when choosing investments. Under normal conditions, the Fund invests at least 80% of its net assets in securities of companies principally engaged in gold-related activities, instruments that derive their value from gold, gold coins and bullion.

JNL/WCM Focused International Equity Fund
Jackson National Asset Management, LLC (and WCM Investment Management)
Seeks long-term capital appreciation by investing primarily in companies outside the United States. The Fund, under normal circumstances, invests at least 80% of its net assets in equity securities.

JNL Variable Fund LLC

JNL/Mellon Capital Nasdaq® 100 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return by investing in the stocks of companies in the Nasdaq-100 Index® that are expected to have a potential for capital appreciation. The Fund selects a portfolio of stocks of companies selected from stocks included in the Index. The Index includes 100 of the largest non-financial domestic and international securities listed on the Nasdaq Stock Market. The Index reflects companies across high-growth industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology.

JNL/Mellon Capital S&P® 24 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation by investing approximately equal amounts in the stocks of 24 companies that have the potential for capital appreciation, on a specific date each year.

JNL/Mellon Capital S&P® SMid 60 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks capital appreciation by investing in the stocks of 30 companies included in the Standard & Poor's MidCap 400 Index and 30 companies in the Standard & Poor's SmallCap 600 Index. The Fund seeks to achieve its objective by identifying small and mid-capitalization companies with improving fundamental performance and sentiment. The sub-adviser follows a process that attempts to select small and mid-cap companies that are likely to be in an earlier stage of their economic life cycle than mature large-cap companies.

JNL/Mellon Capital Communications Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Telecommunication Services 25/50 Index in proportion to their market capitalization weighting in the MSCI USA IMI Telecommunication Services 25/50 Index.

JNL/Mellon Capital Consumer Brands Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Consumer Discretionary Index in proportion to their market capitalization weighting in the MSCI USA IMI Consumer Discretionary Index.

JNL/Mellon Capital Financial Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Financials Index in proportion to their market capitalization weighting in the MSCI USA IMI Financials Index.

JNL/Mellon Capital Healthcare Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Health Care Index in proportion to their market capitalization weighting in the MSCI USA IMI Health Care Index.

JNL/Mellon Capital Oil & Gas Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Energy Index in proportion to their market capitalization weighting in the MSCI USA IMI Energy Index.

JNL/Mellon Capital Technology Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Information Technology Index in proportion to their market capitalization weighting in the MSCI USA IMI Information Technology Index.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment sub-advisers. The Funds described are available only through variable annuity contracts issued by Jackson. They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

You should read the summary prospectuses for the Funds and/or the prospectuses for the JNL Series Trust, the JNL Variable Fund LLC, and the Jackson Variable Series Trust carefully before investing. The summary prospectuses for the Funds are attached to this prospectus. The summary prospectuses for the Funds and prospectuses for the JNL Series Trust, the JNL Variable Fund LLC, and the Jackson Variable Series Trust may also be obtained at no charge by calling 1-800-644-4565 (Annuity and Life Service Center) or 1-800-777-7779 (for contracts purchased through a bank or financial institution), by writing P.O. Box 30314, Lansing, Michigan 48909-7814, or by visiting www.jackson.com. Additional Funds and Investment Divisions may be available in the future.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners. An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

Substitution. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested. We will not do this without any required approval of the SEC. We will give you notice of any substitution.
CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. These charges may be a lesser amount where required by state law, but will not be increased except as described below. We expect to profit from certain charges assessed under the Contract. These charges (and certain other expenses) are as follows:

Monthly Contract Charge. During the accumulation phase we deduct a $10 Monthly Contract Charge ($120 per year). The Monthly Contract Charge will increase by $2.50 ($30 per year) on every fifth Contract Anniversary following the Issue Date. We reserve the right to waive any increase to this charge, in a non-discriminatory manner.

This charge is deducted on each Contract Monthly Anniversary. We will also deduct the Monthly Contract Charge if you make a total withdrawal on a date other than a Contract Monthly Anniversary. The charge will be taken from the Investment Divisions based on the proportion their respective value bears to the Contract Value.

The charge compensates us for expenses associated with administration of Contracts, acquisition of business including marketing expenses, risks we assume in connection with the Contracts and costs associated with providing Contract benefits.

Transfer Charge. We deduct $25 for each transfer in excess of 15 in a Contract Year. Th e charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division. The charge compensates us for the administrative cost associated with the transfers. We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require, and we will charge a lesser fee where required by state law. Transfers made in connection with Investment Divisions under the Guidance Model Portfolios are treated the same as other transfers with respect to the charges and waivers described above. For information on the Dollar Cost Averaging, Earnings Sweep and Rebalancing programs please see the applicable section under “OTHER INFORMATION” beginning on page 42.

Withdrawal Charge. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

•	Premiums that are no longer subject to a withdrawal charge (Premiums in your annuity for at least three years without being withdrawn), plus

•	earnings (excess of your Contract Value over your Remaining Premiums )

•
during each Contract Year 10% of Premium (subject to certain exclusions) that would otherwise incur a withdrawal charge, and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings (required minimum distributions will be counted as part of the free withdrawal amount).

We will deduct a withdrawal charge on:

•	withdrawals in excess of the free withdrawal amount (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or

•	withdrawals under a Contract that exceed its required minimum distribution under the Internal Revenue Code (the entire withdrawal will be subject to the withdrawal charge), or

•	amounts withdrawn in a total withdrawal.

The amount of the withdrawal charge deducted varies according to the following schedule and is based on Completed Years following each Premium (state variations may apply):

Withdrawal Charge (as a percentage of Premium payments):

Completed Years since Receipt of Premium	0-1	1-2	2-3	3+
	2.0%	2.0%	1.0%	0%

Upon a partial or full withdrawal, the withdrawal charge percentage will be the lesser of the withdrawal charge percentage indicated above, or the maximum withdrawal charge percentage listed below. In either case, the withdrawal charge percentage will remain constant or decrease with each year until no longer applicable.

Beginning on the Contract Anniversary on or After the Owner Attains the Age of:	Maximum Withdrawal Charge Percentage
92	1.75%
93	0.75%
94+	0.00%

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium. If you make a full withdrawal, the withdrawal charge is based on Premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for expenses associated with the acquisition of business including administrative and marketing expenses and other distribution expenses incurred by us or our affiliated distributor.

Note: Withdrawals under a non-qualified Contract will be taxable on an “income first” basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

•	income payments during your Contract's income phase;

•	death benefits; or

•
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution, then the entire withdrawal will be subject to the withdrawal charge).

We may reduce or waive the withdrawal charge when the Contract is purchased by employees, agents and financial representatives of the Company or its affiliates. These transactions will be conducted in a non-discriminatory manner and under circumstances that reduce our business acquisition expenses.

Commutation Fee. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your Beneficiary elects to receive a lump sum payment (see "Income Options" beginning on page 36) , the amount received will be reduced by (a) minus (b) where:

•
(a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

•
(b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

The Commutation Fee compensates us for administrative costs and expenses associated with commuting the annuity payments and determining the amount to be paid.

Other Expenses. We pay the operating expenses of the Separate Account. There are deductions from and expenses paid out of the assets of the Funds. These expenses are described in the attached summary prospectus for the Funds. For more information, please see the “Total Annual Fund Operating Expenses” table beginning on page 4.

Premium Taxes. Some states and other governmental entities charge Premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Premium taxes generally range from 0% to 3.5% (the amount of state Premium tax, if any, will vary from state to state).

Income Taxes. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division. No federal income taxes are applicable under present law and we are not presently making any such deduction.

DISTRIBUTION OF CONTRACTS
[TO BE UPDATED BY AMENDMENT]
Jackson National Life Distributors LLC (“Distributor”), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts. Distributor is a wholly owned subsidiary of Jackson. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). Distributor is not a member of the Securities Investor Protection Corporation (“SIPC”). For more information on broker-dealers and their registered representatives, you may use the FINRA BrokerCheck program via telephone (1-800-289-9999) or the Internet (http://brokercheck.finra.org).

The Contracts are offered to customers of various financial institutions, brokerage firms and their affiliate insurance agencies (each a "Financial Institution," collectively "Financial Institutions"). Financial Institutions may also be registered as, or affiliated with, an investment adviser and offer advisory services through their registered representatives/investment adviser representatives to Contract Owners. No Financial Institution has any legal responsibility to pay amounts that are owed under the Contracts. The obligations and guarantees under the Contracts are the sole responsibility of Jackson. The Financial Institutions are responsible for delivery of various related disclosure documents and the accuracy of their oral description and suitable recommendation of the purchase of the Contracts.

No commissions are paid to the Financial Institutions that sell the Contracts. However, the Financial Institutions or their representatives may charge you an investment advisory or similar fee under an agreement you have with them independent of Jackson or Distributor. The Financial Institutions or their representatives determine the amount of the fee that will be charged and the amounts charged may vary based upon the practices of each Financial Institution. There may be tax and Contract implications, including adverse effects on Contract benefits, if you elect to have such fees withdrawn directly from the Contract. Financial Institutions providing such advisory services are acting solely on your behalf. Neither Jackson nor Distributor offer advice on how to allocate your Contract Value and we are not responsible for any advice your investment adviser provides to you. Neither Jackson nor Distributor endorses any investment advisers nor make any representations as to their qualifications.

Under certain circumstances, the Distributor and/or Jackson may pay Financial Institutions bonuses, overrides, and marketing allowances. These payments and/or reimbursements are in recognition of marketing, distribution, and/or administrative support provided by the Financial Institution and may not be offered to all Financial Institutions. The terms of these arrangements vary widely depending on, among other things, products offered; the level and type of marketing, distribution, and administrative support services provided; assets under management; the volume of sales; and the level of access we are provided to the registered representatives of the Financial Institution. Such payments may influence Financial Institutions and/or their registered representatives to present the Contracts more favorably than other investment alternatives. Such compensation is subject to applicable state insurance law and regulation and the FINRA rules of conduct. While such compensation may be significant, it will not result in any additional direct charge by us to you.

The two primary forms of such compensation paid by the Distributor and/or Jackson are overrides and marketing support payments. Overrides are payments that are designed as consideration for product placement, assets under management, and sales volume. Overrides are generally based on a fixed percentage of annual product sales and generally range from 10 to 50 basis points (0.10% to 0.50%). Payments may also be based on a percentage of assets under management or paid as a specified dollar amount. Marketing support payments may be in the form of cash and/or non-cash compensation and are intended to provide us with exposure to registered representatives so that we may educate them about product features and benefits. Marketing support payments generally allow us to, among other things, participate in sales conferences (for example, national, regional, and top producer meetings hosted by a Financial Institution). Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings including travel and lodging expenses; client events; speaker fees; business development and educational enhancement items (such as software packages containing information for broker use, or prospecting lists); and other support services, including payments to third party vendors for such services. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience. Subject to FINRA rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items, occasional meals, and entertainment. Registered representatives may qualify for different levels of sales and service support depending on the volume of business that they do with us.

We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's charges.

The alphabetical listing below details the 20 Financial Institutions that received the largest amounts of overrides and/or marketing support payments in 2015 from the Distributor and/or Jackson in relation to the sale of our variable insurance products. Payments to these firms ranged from approximately $750 thousand to approximately $24 million.

Cetera Advisor Networks, LLC
Commonwealth Financial Network
ING/Voya Financial Advisors, LLC
INVEST Financial Corporation*
Investment Centers of America, Inc.*
Lincoln Financial Advisors Corporation
LPL Financial Services
Merrill Lynch
MetLife Securities, Inc.
MML Investors Services, LLC
Morgan Stanley Smith Barney LLC
National Planning Corporation*
Raymond James & Associates, Inc.
Securities America, Inc.
Signator Investors, Inc.
SII Investments, Inc.*
Transamerica Financial Advisors, Inc.
UBS Financial Services, Inc.
Wells Fargo Advisors, LLC
Woodbury Financial Services, Inc.

*Jackson affiliate.

Please see Appendix B for a complete list of Financial Institutions that received amounts of overrides and/or marketing support payments in 2015 from the Distributor and/or Jackson in relation to the sale of our variable insurance products. While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed and may involve substantial payments on a forward going basis.

Compensation is also paid to employees of the Distributor and/or Jackson who are responsible for providing services to Financial Institutions. These employees are generally referred to as "wholesalers" and may meet with Financial Institutions and/or their registered representatives to provide training and sales support. The compensation paid to the wholesalers may vary based on a number of factors, including Premium payments; types of Contracts or optional benefits (if any) sold by the Financial Institutions the wholesaler services; wholesaler performance; and overall company performance. The wholesaler may be required to achieve internally-assigned goals related to the same type of factors and may receive bonus payments for the achievement of individual and/or company-wide goals.

In addition to the Distributor, the following Financial Institutions are affiliated with Jackson and under common control within the same holding company structure:

•	National Planning Corporation,

•	SII Investments, Inc.,

•	IFC Holdings, Inc. d/b/a Invest Financial Corporation, and

•	Investment Centers of America, Inc.

The Distributor also has relationships with the sub-advisers to the various underlying Funds and their affiliates. The Distributor receives payments from some sub-advisers to assist in defraying the costs of certain promotional and marketing meetings hosted by the Distributor in which the sub-advisers participate. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation. Our affiliated Financial Institutions may have other relationships with the sub-advisers (apart from Jackson) including selling retail mutual funds managed or advised by certain sub-advisers.

In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the “Other Contracts”) issued by Jackson and its subsidiary, Jackson National Life Insurance Company of New York. The compensation related to the Other Contracts consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by Jackson or our affiliates, may be greater or less than the total compensation on similar or other products. The amount and/or structure of the compensation can create a conflict of interest as it may influence your Financial Institution and registered representative to present this Contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the Financial Institution and registered representative. You may ask your registered representative about any variations and how he or she and his or her Financial Institution are compensated for selling the Contract.

PURCHASES

Minimum Initial Premium:

•	$25,000 under most circumstances

Minimum Additional Premiums:

•	$500 for a qualified or non-qualified plan

•	$50 for an automatic payment plan

•	You can pay additional Premiums at any time during the accumulation phase.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. We reserve the right to limit the number of Contracts that you may purchase. We reserve the right , in our discretion, to limit, restrict, suspend or reject any or all initial or subsequent Premium payment s and to limit the amount, frequency or timing of Premium payments, at any time on a non-discriminatory basis. Any of these actions by us would limit your ability to invest in the Contract and increase your values and benefits. There is a $100 minimum balance requirement for each Investment Division.

Maximum Premiums:

•	The maximum aggregate Premiums you may make without our prior approval is $2.5 million.

The payment of subsequent Premiums, depending on market conditions at the time they are made, may or may not contribute to the various benefits under your Contract. Our right to restrict Premiums to a lesser maximum amount may also affect the benefits under your Contract.

Allocations of Premium. You may allocate your Premiums to one or more of the Investment Divisions. The minimum amount you may allocate to the Investment Division is $100. We will allocate any additional Premiums you pay in the same way unless you instruct us otherwise.

You may not allocate your Contract Values among more than 99 Investment Divisions at any one time.

We will issue your Contract and allocate your first Premium within two Business Days (days when the New York Stock Exchange is open) after we receive your first Premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five Business Days, we will return your money. Subsequent Premiums are allocated on the Business Day that the Premium is received. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Accumulation Units. Your Contract Value will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an “Accumulation Unit.” During the income phase we use a measure called an “Annuity Unit.”

Every Business Day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

•	determining the total amount of assets held in the particular Investment Division;

•	subtracting any taxes chargeable under the Contract; and

•	dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in this computation.

The value of an Accumulation Unit may go up or down from day to day based on the performance of the Funds, expenses and deduction of Contract charges.

When you make a Premium payment, we credit your Contract with Accumulation Units. The number of Accumulation Units we credit is determined at the close of that Business Day by dividing the amount of the Premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the respective charges under your Contract. If your Premium payment is received after the close of the New York Stock Exchange, the number of Accumulation Units credited will be determined at the end of the next Business Day.

In connection with arrangements we have to transact business electronically, we may have agreements in place whereby the time when certain broker-dealers receive your initial Purchase Payment and all required information in Good Order will be used for initial pricing of your Contract Values.  However, if we do not have an agreement with a broker-dealer providing for these pricing procedures, initial Purchase Payments received by the broker-dealer will not be priced until they are received by us. As of the date of this prospectus, we have such an agreement with Morgan Stanley Smith Barney LLC and SBHU Life Agency.  Please check with your representative to determine if his/her broker-dealer has an agreement with the Company that provides for these pricing procedures.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations.

You can make 15 transfers every Contract Year without charge.

A transfer will be effective as of the end of the Business Day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Restrictions on Transfers: Market Timing. The Contract is not designed for frequent transfers by anyone. Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund. Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing. Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract. To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days. Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

•	limiting the number of transfers over a period of time;

•	requiring a minimum time period between each transfer;

•	limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or

•	limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive Business Days. In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size. We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer. We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the JNL/WMC Money Market Investment Division, Dollar Cost Averaging, Earnings Sweep or the Rebalancing program. We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application. Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures. We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time. If these policies and procedures are ineffective, the adverse consequences described above could occur. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above. For information about your account, please contact our Annuity Service Center. We require that you provide proper identification before performing transactions over the telephone or through our Internet website. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jackson.com.

What You Can Do and How. You may make transfers by telephone or through the Internet if you elect to have this privilege. Any authorization you (and any joint Owner) provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you, a joint Owner, or your representative unless you notify us to the contrary. To notify us, please call us at the Annuity Service Center. Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

You may elect to make partial withdrawals by telephone, provided that we have received your prior written authorization to take instructions over the telephone. The amount of the withdrawal requested cannot exceed 80% of the Contract Value, up to a gross maximum withdrawal of $50,000. Telephone withdrawal requests may only be made by the Owner(s). We reserve the right to discontinue this privilege or implement additional limitations.

What You Can Do and When. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's value of an Accumulation Unit for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next Business Day. We will retain permanent records of all web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

How to Cancel a Transaction. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes. Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege. Elections of any optional program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

•	by making either a partial or complete withdrawal,

•	by electing the Systematic Withdrawal Program,

•	by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge. For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium. When you make a complete withdrawal you will receive the value of your Contract as of the end of the Business Day your request is received by us in Good Order, minus any applicable taxes, the Monthly Contract Charges, and all applicable withdrawal charges. For more information about withdrawal charges, please see “Withdrawal Charge” beginning on page 27. We will pay the withdrawal proceeds within seven days of a request in Good Order. If a Purchase Payment made by personal check or electronic draft is received within the five days preceding a withdrawal request, we may delay payment of the withdrawal proceeds up to seven days after the date of the request, to ensure the check or electronic draft is not returned due to insufficient funds.

Your withdrawal request must be in writing but, under certain circumstances, partial withdrawals by telephone are permitted. For more information, please see “Telephone and Internet Transactions” above. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Investment Division from which you are making the withdrawal. If the Contract Value is less than $500, any withdrawal request will be treated as a total withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Investment Divisions based on the proportion their respective values bear to the Contract Value.

With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. After your withdrawal, at least $100 must remain in each Investment Division from which the withdrawal was taken. A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.

The Contract is designed for Contract Owners who have hired an investment adviser to manage their Contract Value for a fee. You may authorize payment of the fee from the Contract by requesting a partial withdrawal. There may be tax and Contract implications, including adverse effects on Contract benefits, if you elect to have such fees withdrawn directly from the Contract. Conditions and limitations may apply, so please contact our Annuity Service Center for more information. Our contact information is on the cover page of this prospectus. The investment adviser you engage is acting solely on your behalf. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between you and your adviser, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 38.

Systematic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings. Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive. You may also be subject to a withdrawal charge.

Suspension of Withdrawals or Transfers. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);

•	under applicable SEC rules, trading on the New York Stock Exchange is restricted;

•	under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or

•	the SEC, by order, may permit for the protection of Contract Owners.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. You can choose the Income Date and an income option, but the Income Date must be at least one year after the Contract's Issue Date. All of the Contract Value must be annuitized. The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date. You must give us written notice at least seven days before the scheduled Income Date. Income payments must begin by the Contract Anniversary on or next following your 95th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities. Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions. If you do not choose how to receive your income payments, your income payments will be variable payments based on the Investment Divisions.

You can choose to have income payments made monthly, quarterly, semi-annually or annually. Or you can choose a single lump sum payment. If you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $50 and state law permits, we may set the frequency of payments so that the first payment would be at least $50.

Fixed Income Payments. If you choose to receive fixed payments, the amount of each income payment will be determined by applying the portion of your Contract Value allocated to fixed payments, less any applicable Premium taxes and charges, to the rates in the annuity tables contained in the Contract applicable to the income option chosen. If the current annuity rates provided by us on contracts of this type would be more favorable to you , the current rates will be used.

Variable Income Payments. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

•	the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;

•	the amount of any applicable Premium taxes, or withdrawal charges deducted from your Contract Value on the Income Date;

•	which income option you select; and

•
the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed net investment rate of 1.0% for all options and, if you select an income option with a life contingency, the age and gender of the Annuitant. State variations may apply.

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time. Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time. If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of Annuity Units) exceeds the assumed net investment rate, then your income payments will increase; if that performance is less than the assumed net investment rate, then your income payments will decrease. Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant). The following income options may not be available in all states. Each income option is available as fixed payments or variable payments.

Option 1 - Life Income. This income option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you die prior to the date the second payment was due. If you die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. The calculation of the lump sum payment results in a Commutation Fee, which is further discussed on page 28.

Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. The calculation of the lump sum payment results in a Commutation Fee, which is further discussed on page 28.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

DEATH BENEFIT

The Contract has a death benefit, which is payable during the accumulation phase. The death benefit equals your Contract Value on the date we receive all required documentation from your Beneficiary.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes, but is not limited to, due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary). Payment will include interest to the extent required by law.

If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive the death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

Payout Options. The death benefit can be paid under one of the following payout options:

•	single lump sum payment; or

•	payment of entire death benefit within 5 years of the date of death; or

•
payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death; or

•
the Beneficiary may elect to receive distribution of the entire death benefit in a series of systematic withdrawals over a period not extending beyond the Beneficiary’s life expectancy. The distributions must satisfy the minimum distribution requirements resulting from the death of the Owner as defined by the Internal Revenue Code and the implementing regulations. Upon the Beneficiary’s death, under a tax-qualified Contract, the designated beneficiary may elect to continue such distributions or take a lump-sum distribution of the Contract Value. Under a non-qualified Contract, the designated beneficiary will receive a lump-sum distribution of the Contract Value.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. If no payout option is selected, the entire death benefit will be paid within 5 years of the date of death. For more information, please see “Spousal Continuation Option” beginning on page 37.

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death. The Pre-selected Death Benefit Option may not be available in your state.

Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no death benefit will be paid at that time. The Spousal Continuation

Option may not be available in your state. See your financial advisor for information regarding the availability of the Spousal Continuation Option.

The Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-selected Death Benefit Option may not be available in your state.

Death of Owner On or After the Income Date. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

Stretch Contracts. The beneficiary of death benefit proceeds from another company’s non-qualified annuity contract or tax-qualified annuity contract or plan, may use the death benefit proceeds to purchase a Contract (“Stretch Contract”) from us. The beneficiary of the prior contract or plan (“Beneficial Owner”) must begin taking distributions, or must have begun taking distributions under the prior contract or plan, within one year of the decedent’s death. The distributions must be taken over a period not to exceed the life expectancy of the Beneficial Owner, and the distributions must satisfy the minimum distribution requirements resulting from the decedent’s death as defined by the Internal Revenue Code and implementing regulations. (See “Non-Qualified Contracts – Required Distributions” on page 39.) Upon the Beneficial Owner’s death, under a tax-qualified Stretch Contract, the designated beneficiary may elect to continue such distributions or take a lump-sum distribution of the Contract Value. Upon the Beneficial Owner’s death, under a non-qualified Stretch Contract, the Stretch Contract terminates, and the designated beneficiary will receive a lump-sum distribution of the Contract Value. We will waive withdrawal charges on any withdrawal necessary to satisfy the minimum distribution requirements. Withdrawals in excess of the minimum distribution requirements may be taken at any time, subject to applicable withdrawal charges. Non-qualified Stretch Contracts may not be available in all states. The rights of Beneficial Owners are limited to those applicable to the distribution of the death benefit proceeds.

Special requirements apply to non-qualified Stretch Contracts. All Premium payments must be received in the form of a full or partial 1035 exchange of the death benefit proceeds from a non-qualified annuity contract and other forms of Premium payments are not permitted. Joint ownership is not permitted. The Beneficial Owner may not annuitize the Stretch Contract. The Stretch Contract terminates upon the Beneficial Owner’s death, and we will pay the Contract Value to the Beneficial Owner’s beneficiary(ies) in a lump-sum distribution. Please read the Contract and accompanying endorsement carefully for more information about these and other requirements.

TAXES

The following is only general information and is not intended as tax advice to any individual. Additional tax information is included in the SAI. You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract. Some broker-dealers only offer the Contracts as non-qualified contracts.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts – General Taxation. Increases in the value of a non-qualified contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified contract are treated as distributions.

Non-Qualified Contracts – Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts – Withdrawals and Income Payments. Any withdrawal from a non-qualified contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. In contrast, a part of each income payment under a non-qualified contract is generally treated as a non-taxable return of Premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified contract. This penalty tax will not apply to any amounts:

•	paid on or after the date you reach age 59 1/2;

•	paid to your Beneficiary after you die;

•	paid if you become totally disabled (as that term is defined in the Code);

•
paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

•	paid under an immediate annuity; or

•	which come from Premiums made prior to August 14, 1982.

Beginning in 2013, the taxable portion of distributions from a non-qualified annuity contract will be considered investment income for purposes of the new Medicare tax on investment income. As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts. These levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Owners should consult their own tax advisers for more information.

Non-Qualified Contracts – Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract issued after January 18, 1985 to provide that (a) if an Owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if an Owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the Owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death. The Owner's “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner's “designated beneficiary” is the surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Owner.

Non-Qualified Contracts - 1035 Exchanges. Under Section 1035 of the Code, you can purchase a variable annuity contract through a tax-free exchange of another annuity contract, or a life insurance or endowment contract. For the exchange to be tax-free under Section 1035, the owner and annuitant must be the same under the original annuity contract and the Contract issued to you in the exchange. If the original contract is a life insurance contract or endowment contract, the owner and the insured on the original contract must be the same as the owner and annuitant on the Contract issued to you in the exchange. Under certain circumstances, partial surrenders may be treated as a tax-free “partial 1035 exchange” (please see the Statement of Additional Information for more information).

Tax-Qualified Contracts – Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified contracts. The Code also imposes required minimum distributions for tax-qualified contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals – Tax-Sheltered Annuities. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an Owner:

•	reaches age 59 1/2;

•	leaves his/her job;

•	dies;

•	becomes disabled (as that term is defined in the Code); or

•	experiences hardship. However, in the case of hardship, the Owner can only withdraw the Premium and not any earnings.

Withdrawals – Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals – Investment Adviser Fees. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

•	there was a written agreement providing for payments of the fees solely from the annuity Contract,

•	the Contract Owner had no liability for the fees, and

•	the fees were paid solely from the annuity Contract to the adviser.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Assignment. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the underlying investments are being managed so as to comply with these requirements. A fuller discussion of the diversification requirements is contained in the SAI.

Owner Control. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the Contract Owner and Jackson regarding the availability of a particular investment option and other than the Contract Owner's right to allocate Premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers 109 Investment Divisions, and, if more than 99 options are offered, a Contract Owner's Contract Value can be allocated to no more than 99 Investment Divisions at any one time. The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract Owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

Eligible rollover distributions from a Contract issued under certain types of tax-qualified plans will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

(a)
one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

(b)	a required minimum distribution; or

(c)	a hardship withdrawal.

JACKSON TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below. While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) we do not currently include company income taxes in the charges owners pay under the products.

OTHER INFORMATION

Dollar Cost Averaging. You can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions (each a "Designated Option") from any of the Investment Divisions (each a “Source Option”). Investment Divisions under a Guidance Model Portfolio also are available as Designated Options and Source Options.

In the case of transfers from Investment Divisions with a less volatile unit value to the Investment Divisions, Dollar Cost Averaging can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets.

There is no charge for Dollar Cost Averaging. You may cancel your Dollar Cost Averaging program using whatever methods you use to change your allocation instructions. You should consult with your representative with respect to the current availability of Dollar Cost Averaging. Certain restrictions may apply.

Earnings Sweep. You can choose to have your earnings transferred automatically on a monthly basis from the JNL/WMC Money Market Investment Division into other Investment Divisions. Earnings Sweep may only be added within 30 days of the Issue Date of your Contract.

There is no charge for Earnings Sweep. You may cancel your Earnings Sweep program using whatever methods you use to change your allocation instructions. You should consult with your representative with respect to the current availability of Earnings Sweep. Certain restrictions may apply.

Guidance Model Portfolios. The Elite Access Advisory Guidance Model Portfolios may be offered to you through your representative at no additional cost to assist in diversifying your investment across various asset classes of the available Investment Divisions (the “Guidance Model Portfolios” or “Models”). The Guidance Model Portfolios allow you to choose from ten Models designed to assist in meeting your stated investment goals. Each Guidance Model Portfolio is comprised of a carefully selected combination of Investment Divisions representing various asset classes. The Models allocate among the various asset classes to attempt to match certain combinations of investors’ investment time horizon and risk tolerance. Please consult your representative for more information about investment based on the Guidance Model Portfolios.

Electing a Guidance Model Portfolio

Your representative is available to assist you in electing a Guidance Model Portfolio when you purchase your variable annuity or if after Contract issue. You should determine, with the assistance of your representative, as needed, which Model is most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a Model by notifying your representative who will advise you on how to execute your decision.

You may also choose to invest gradually into a Guidance Model Portfolio through the Dollar Cost Averaging (DCA) program. Please see “Dollar Cost Averaging” above.

You may invest in more than one Guidance Model Portfolio at a time and also invest in other Investment Divisions that are not part of the Guidance Model Portfolios. If you split your investment in one or more Guidance Model Portfolios, your investment may no longer be consistent with the Guidance Model Portfolio’s intended objectives. Additionally, if you invest in any Investment Divisions in addition to investing in a Guidance Model Portfolio, such an investment may not be or remain consistent with the Guidance Model Portfolio’s intended objectives you selected. Therefore, if you invest in a Guidance Model Portfolio, you should speak with your representative before investing in other Investment Divisions that are not part of the Guidance Model Portfolios.

You may request withdrawals, as permitted by your Contract, which will be taken proportionately from each of the allocations in the selected Guidance Model Portfolio unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Investment Divisions in the Guidance Model Portfolio, your investment may no longer be consistent with the Guidance Model Portfolio’s intended objectives. Withdrawals may be subject to a withdrawal charge and the usual tax consequences apply.

As further discussed with your representative, you can transfer 100% of your investment from each Guidance Model Portfolio to other Guidance Model Portfolios at any time; you will be transferred into the then current Models available. As a result of your transfer, you will need to update your allocation instructions on file with respect to subsequent Purchase Payments and, if applicable, DCA allocation instructions and Rebalancing instructions, if you want to reflect your new Model selection. Transfers where allocation and balancing instructions are not applicable, such as transfers of partial investments in a Model or transfers to multiple Models will require more detailed accompanying new instructions. Transfers in excess of 15 in a Contract Year may be subject to a charge (see “Transfer Charge” on page 27).

New Guidance Model Portfolios may be configured from time to time. The existing Models will remain unchanged. Thus, once you invest in a Model, the percentages of your Contract Value allocated to each Investment Division within the selected Model will not be changed by us. Any subsequent Purchase Payments will be invested in the same Guidance Model Portfolio as your existing Model and will not be invested in the then current Guidance Model Portfolios allocations, unless we receive specific written instructions to change to a new Guidance Model Portfolio. Your representative can provide you with information regarding the availability and nature of any new Guidance Model Portfolios and your selection of ones that meet your needs and goals. You should speak with your representative about how to keep the Investment Division allocations in your Guidance Model Portfolio in line with your investment goals over time.

Please see “Dollar Cost Averaging” above and “Rebalancing” below.

A subsequent Purchase Payment will be invested in the same Guidance Model Portfolio as your current investment unless we receive different instructions from you. You should consult with your representative to determine if you should update your allocation instructions, DCA target allocation instructions and/or Rebalancing program instructions on file when you make a subsequent Purchase Payment.

You can elect to have your investment in the Guidance Model Portfolios rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Investment Divisions of the Model you selected. Over time, the Guidance Model Portfolio you select may no longer align with its original investment objective due to the effects of Investment Division performance and changes in the Investment Division’s investment objectives. Therefore, if you do not elect to have your investment in the Guidance Model Portfolio rebalanced at least annually, then your investment may no longer be consistent with the Guidance Model Portfolio’s intended objectives. In addition, your investment goals, financial situation and risk tolerance may change over time. You should consult with your representative about how to keep your Guidance Model Portfolio’s allocations in line with your investment goals. Finally, changes in investment objectives or management of the underlying Funds invested in by the Investment Divisions in the Models may mean that, over time, the Models no longer are consistent with their original investment goals.

Important Information about the Guidance Model Portfolios

The Guidance Model Portfolios are not intended as investment advice about investing in the Investment Divisions, and we do not provide investment advice regarding whether a Guidance Model Portfolio should be revised or whether it remains appropriate to invest in accordance with any particular Guidance Model Portfolio. The Guidance Model Portfolios do not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Guidance Model Portfolios may have been built. Also, allocation to a single asset class may outperform a Model, so that you could have better investment returns investing in a single asset class than in a Guidance Model Portfolio. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Investment Division chosen for a particular Guidance Model Portfolio will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Guidance Model Portfolios represent suggested allocations that are provided to you as general guidance through your representative. You should work with your representative in determining if one of the Guidance Model Portfolios meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Guidance Model Portfolios can be obtained from your representative.

We reserve the right to change the Investment Divisions and/or allocations to certain Investment Divisions in each Model to the extent that Investment Divisions or the Funds in which they invest are liquidated, substituted, merged or otherwise reorganized.

We reserve the right to modify, suspend or terminate the Guidance Model Portfolios at any time.

Rebalancing. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions (including Investment Divisions under Guidance Model Portfolios) periodically to maintain your selected allocation percentages. Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions.

There is no charge for Rebalancing. You may cancel your Rebalancing program using whatever methods you use to change your allocation instructions. You should consult with your representative with respect to the current availability of Rebalancing. Certain restrictions may apply.

Free Look. You may return your Contract to the selling agent or us within ten days (or longer if required by your state) after receiving it. We will return

•	the Contract Value, plus

•	any fees and expenses deducted from the Premiums.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract (subject to s tate variations). In states that require the return of Premium payments, we will return the greater of Premium payments and Contract Value. We will pay the applicable free look proceeds within seven days of a request in Good Order. If a Purchase Payment made by personal check or electronic draft is received within the five days preceding a free look request, we may delay payment of the free look proceeds up to seven days after the date of the request, to ensure the check or electronic draft is not returned due to insufficient funds. In some states, we are required to hold the Premiums of a senior citizen in the JNL/WMC Money Market Investment Division during the free look period, unless we are specifically directed to allocate the Premiums to the Investment Divisions. State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Advertising. From time to time, we may advertise several types of performance of the Investment Divisions.

•	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.

•	Standardized average annual total return is calculated in accordance with SEC guidelines.

•
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

•	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. Performance may reflect the deduction of the Monthly Contract Charges and the deduction of withdrawal charges.

Restrictions Under the Texas Optional Retirement Program (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code. In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education. The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation. These requirements will apply to any other jurisdiction with comparable requirements.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in any applicable provisions or requirements of the Internal Revenue Code.

Confirmation of Transactions. We will send you a written statement confirming that a financial transaction, such as a Premium payment, withdrawal, or transfer has been completed. This confirmation statement will provide details about the transaction. Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions. If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments. If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings. Jackson and its subsidiaries are defendants in a number of civil proceedings, arising in the ordinary course of business. We do not believe at the present time that any pending action or proceeding will have a material adverse effect upon the Separate Account, Jackson’s ability to meet its obligations under the Contracts, or Jackson National Life Distributors LLC’s ability to perform its contract with the Separate Account.

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TABLE OF CONTENTS OF
THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History
Services
Purchase of Securities Being Offered
Underwriters
Calculation of Performance
Additional Tax Information
Annuity Provisions
Net Investment Factor
Financial Statements of the Separate Account
Financial Statements of Jackson

STATEMENT OF ADDITIONAL INFORMATION REQUEST FORM
To obtain any of the following Statements of Additional Information (SAIs), please complete the form below and mail to:

Jackson National Life Insurance Company®
PO Box 30314
Lansing, MI 48909-7814
You can also request a copy of any of the following SAIs by calling our Annuity Service Center at 1-800-644-4565

Please send me a copy of the current SAI for (check all that apply):
❑ Elite Access AdvisorySM Variable Annuity (JMV8389)
❑ JNL® Series Trust (V3180)
❑ JNL Variable Fund LLC (V3670)
❑ Jackson Variable Series Trust (CMV8711)
❑ American Funds Insurance Series (CMX5460)
Please Print:
Name: _______________________________________________________________________________________
Address: ______________________________________________________________________________________
City: _______________________________________ State: _______________________ Zip Code: ____________
Date: __________ /_____ /________Signed: _________________________________________________________

APPENDIX A

TRADEMARKS, SERVICE MARKS, AND RELATED DISCLOSURES

“JNL®,” “Jackson National®,” “Jackson®,” “Jackson of NY” and “Jackson National Life Insurance Company of New York®” are trademarks of Jackson National Life Insurance Company®.

The “S&P 500 Index,” “S&P MidCap 400 Index,” “S&P SmallCap 600 Index,” “Dow Jones Industrial Average,” and “Dow Jones Brookfield Global Infrastructure Index,” “STANDARD & POOR’S®,” “S&P®,” “S&P 500®,” “S&P MIDCAP 400 Index®,” “STANDARD & POOR’S MIDCAP 400 Index®,” “S&P SmallCap 600 Index®” and “STANDARD & POOR’S 500®” (collectively, the “Indices”) are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Jackson National Life Insurance Company (“Jackson”). “Dow Jones®”, “Dow Jones Industrial Average”, “DJIA®”, and “The Dow®” are service and/or trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to SPDJI and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company® (“Jackson”).

The Dow Jones Brookfield Global Infrastructure Index is calculated by SPDJI pursuant to an agreement with Brookfield Redding, Inc. (together with its affiliates, “Brookfield”) and has been licensed for use. Standard & Poor’s®, S&P® and S&P 500®, S&P MidCap 400® and S&P SmallCap 600® are registered trademarks of Standard & Poor’s Financial Services LLC; Brookfield® is a registered trademark of Brookfield Asset Management, Inc.; and the foregoing trademarks have been licensed by SPDJI for use.

The JNL/Mellon Capital S&P® SMid 60 Fund, JNL/Mellon Capital S&P 500 Index Fund, JNL/Mellon Capital S&P 400 MidCap Index Fund, and the JNL/Brookfield Global Infrastructure and MLP Fund (collectively, the “Products”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, Standard & Poor’s Financial Services LLC, Brookfield or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).

S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the Indices to track general market performance. S&P Dow Jones Indices’ only relationship to Jackson with respect to the Indices or the Products is the licensing of the Indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Indices are determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or the Products. S&P Dow Jones Indices have no obligation to take the needs of Jackson or the owners of the Products into consideration in determining, composing or calculating the Indices. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Products or the timing of the issuance or sale of the Products in the determination or calculation of the equation by which the Products are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Products. There is no assurance that investment products based on the Indices will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Products currently being issued by Jackson, but which may be similar to and competitive with Products. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.

Dow Jones, SPDJI and their respective affiliates do not:

•	Sponsor, endorse, sell or promote the Products.

•	Recommend that any person invest in the Products.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Products.

•	Have any responsibility or liability for the administration, management or marketing of the Products.

•	Consider the needs of the Products or the owners of the Products in determining, composing or calculating the Indexes or have any obligation to do so.

Dow Jones, SPDJI and their respective affiliates will not have any liability in connection with the Products. Specifically,
• Dow Jones, SPDJI and their respective affiliates do not make any warranty, express or implied, and Dow Jones, SPDJI and their respective affiliates disclaim any warranty about:
• The results to be obtained by the Products, the owners of the Products or any other person in connection with the use of the DJIA and the data included in the Indexes;

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• The accuracy or completeness of the Indexes and its data;
• The merchantability and the fitness for a particular purpose or use of the Indexes and its data;
• Dow Jones, SPDJI and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the Indexes or its data;
•    Under no circumstances will Dow Jones, SPDJI and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing agreement relating to the use of the Indexes and trademarks referred to above by Jackson and SPDJI is solely for the benefit of the Products and not for any other third parties.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS IN CALCULATING THE INDICES. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON OR OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC. S&P Capital IQ is a trademark of Standard & Poor's Financial Services LLC.

The following applies to the JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Total Yield Fund, JNL/S&P Intrinsic Value Fund, JNL/S&P International 5 Fund, JNL/S&P 4 Fund, and JNL/S&P Mid 3 Fund.

Standard & Poor’s Investment Advisory Services LLC (“SPIAS”) is a registered investment advisor with the U.S. Securities and Exchange Commission and a wholly owned subsidiary of McGraw-Hill Financial, Inc. SPIAS does not provide advice to underlying clients of the firms to which it provides services. SPIAS does not act as a “fiduciary” or as an “investment manager,” as defined under ERISA, to any investor. SPIAS is not responsible for client suitability.

Programs and products of the firms to which SPIAS provides services are not endorsed, sold or promoted by SPIAS and its affiliates, and SPIAS and its affiliates make no representation regarding the advisability of investing in those programs and products. With respect to the asset allocations and investments recommended by SPIAS, investors should realize that such investment recommendations are provided to Jackson National Asset Management, LLC only as a general recommendation. The underlying funds of the JNL/S&P 4 Fund are co-sub-advised by SPIAS. SPIAS does not co-sub-advise the JNL/S&P 4 Fund. There is no agreement or understanding whatsoever that SPIAS will provide individualized advice to any investor. SPIAS does not take into account any information about any investor or any investor’s assets when providing investment advisory services to firms to which SPIAS provides services. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. Individual investors should ultimately rely on their own judgment and/or the judgment of a representative in making their investment decisions.

Standard & Poor’s Financial Services LLC, SPIAS, and their affiliates (collectively S&P), and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively with S&P, S&P Parties) do not guarantee the accuracy, completeness, adequacy or timeliness of any information, including ratings and valuations, and are not responsible for errors and omissions, or for the results obtained from the use of such information, and S&P Parties shall have no liability for any errors, omission, or interruptions therein (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such information. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the information contained in this document even if advised of the possibility of such damages.

S&P’s credit ratings are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions. S&P credit ratings should not be relied on when making any investment

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or other business decision. S&P’s opinions and analyses do not address the suitability of any security. S&P does not act as a fiduciary or an investment advisor, except where registered as such. While S&P has obtained information from sources they believe to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P publications and third party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

Based on a universe of funds provided to SPIAS, SPIAS may recommend for investment certain funds to which S&P licenses certain intellectual property or otherwise has a financial interest, including exchange-traded funds whose investment objective is to substantially replicate the returns of a proprietary index of S&P Dow Jones Indices, such as the S&P 500. SPIAS recommends these funds for investment based on asset allocation, sector representation, liquidity and other factors; however, SPIAS has a potential conflict of interest with respect to the inclusion of these funds. In cases where S&P is paid fees that are tied to the amount of assets that are invested in the fund, investment in the fund will generally result in S&P earning compensation in addition to the fees received by SPIAS in connection with its provision of services. In certain cases there may be alternative funds that are available for investment that will provide investors substantially similar exposure to the asset class or sector.

S&P provides a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

SPIAS may consider research and other information from affiliates in making its investment recommendations. The investment policies of certain portfolios specifically state that among the information SPIAS will consider in evaluating a security are the credit ratings assigned by S&P. SPIAS does not consider the ratings assigned by other credit rating agencies. Credit rating criteria and scales may differ among credit rating agencies. Ratings assigned by other credit rating agencies may reflect more or less favorable opinions of creditworthiness than ratings assigned by S&P.

The Funds are not sponsored, endorsed, sold or promoted by S&P and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in the Funds.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

DoubleLine is a registered service mark of DoubleLine Capital LP.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s).  The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations' only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

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THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson.  The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Nasdaq® 100 Fund.  The JNL/Mellon Capital Nasdaq® 100 Fund is not issued, endorsed, sponsored, managed, sold or promoted by the Corporations.  THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL NASDAQ® 100 FUND.

THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”).  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC.  NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY.  NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION

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INTO WHICH THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND IS REDEEMABLE.  FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND, OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL FRONTIER MARKETS 100 INDEX FUND, OWNERS OF THE JNL/MELLON CAPITAL FRONTIER MARKETS 100 INDEX FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Barclays Capital Inc. and its affiliates (“Barclays”) is not the issuer or producer of JNL/DoubleLine® Shiller Enhanced CAPE® Fund and Barclays has no responsibilities, obligations or duties to investors in JNL/DoubleLine® Shiller Enhanced CAPE® Fund. The Shiller Barclays CAPE™ US Sector ER USD Index is a trademark owned by Barclays Bank PLC and licensed for use by JNL Series Trust (“JNLST”) as the Issuer of JNL/DoubleLine® Shiller Enhanced CAPE® Fund. Barclays only relationship with the Issuer in respect of

A- 5

Shiller Barclays CAPE™ US Sector ER USD Index is the licensing of the Shiller Barclays CAPE™ US Sector ER USD Index which is determined, composed and calculated by Barclays without regard to the Issuer or the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or the owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund. Additionally, JNLST or JNL/DoubleLine® Shiller Enhanced CAPE® Fund may for itself execute transaction(s) with Barclays in or relating to the Shiller Barclays CAPE™ US Sector ER USD Index in connection with JNL/DoubleLine® Shiller Enhanced CAPE® Fund investors acquire JNL/DoubleLine® Shiller Enhanced CAPE® Fund from JNLST and investors neither acquire any interest in Shiller Barclays CAPE™ US Sector ER USD Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in JNL/DoubleLine® Shiller Enhanced CAPE® Fund. The JNL/DoubleLine® Shiller Enhanced CAPE® Fund is not sponsored, endorsed, sold or promoted by Barclays. Barclays does not make any representation or warranty, express or implied regarding the advisability of investing in the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or the advisability of investing in securities generally or the ability of the Shiller Barclays CAPE™ US Sector ER USD Index to track corresponding or relative market performance.  Barclays has not passed on the legality or suitability of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund with respect to any person or entity. Barclays is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund to be issued.  Barclays has no obligation to take the needs of the Issuer or the owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or any other third party into consideration in determining, composing or calculating the Shiller Barclays CAPE™ US Sector ER USD Index Barclays has no obligation or liability in connection with administration, marketing or trading of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund.

The licensing agreement between JNLST and Barclays is solely for the benefit of JNLST and Barclays and not for the benefit of the owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund, investors or other third parties.

BARCLAYS SHALL HAVE NO LIABILITY TO THE ISSUER, INVESTORS OR TO OTHER THIRD PARTIES FOR THE QUALITY, ACCURACY AND/OR COMPLETENESS OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR FOR INTERRUPTIONS IN THE DELIVERY OF THE Shiller Barclays CAPE™ US Sector ER USD Index. BARCLAYS MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE INVESTORS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN.  BARCLAYS MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN. BARCLAYS RESERVES THE RIGHT TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, OR TO CEASE THE CALCULATION OR PUBLICATION OF THE Shiller Barclays CAPETM US Sector ER USD Index, AND BARCLAYS SHALL NOT BE LIABLE FOR ANY MISCALCULATION OF OR ANY INCORRECT, DELAYED OR INTERRUPTED PUBLICATION WITH RESPECT TO ANY OF THE Shiller Barclays CAPE™ US Sector ER USD Index BARCLAYS SHALL NOT BE LIABLE FOR ANY DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES, OR ANY LOST PROFITS AND EVEN IF ADVISED OF THE POSSIBILITY OF SUCH, RESULTING FROM THE USE OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR WITH RESPECT TO THE JNL/DOUBLELINE SHILLER ENHANCED CAPE FUND.

None of the information supplied by Barclays Bank PLC and used in this publication may be reproduced in any manner without the prior written permission of Barclays Capital, the investment banking division of Barclays Bank PLC. Barclays Bank PLC is registered in England No. 1026167. Registered office 1 Churchill Place London E l 4 5HP.

A- 6

APPENDIX B

FINANCIAL INSTITUTION SUPPORT

Below is a complete list of Financial Institutions that received marketing and distribution and/or administrative support in 2015 from the Distributor and/or Jackson in relation to the sale of our variable insurance products.
[TO BE UPDATED BY AMENDMENT]

1st Global Capital Corporation	Bolton Global Capital	Commonwealth Financial Network
Adirondack Trading Group, LLC	BOSC, Inc.	Community America Financial Solutions, LLC
Advanced Financial Services	Broker Dealer Financial Services Corporation	Comprehensive Asset Management and
Advanced Wealth and Retirement Planning	Brokers International Financial Services, LLC	Servicing, Inc.
Concepts	Brooklight Place Securities	Cona Investment Advisors, LLC
Advisors Wealth Management, Inc.	Bruce A. Lefavi Securities, Inc.	Concorde Investment Services, LLC
Advisory Group Equity Services, Ltd.	Bruderman Brothers	Coordinated Capital Securities, Inc.
Allegheny Investments, Ltd.	Buckman, Buckman & Reid, Inc.	CoreCap Investments, Inc.
Allegiance Capital, LLC	Cabot Lodge Securities, LLC	Corinthian Partners
Allegis Investment Services	Cadaret, Grant & Co., Inc.	Cornerstone Financial Services, Inc.
Allen & Company of Florida, Inc.	Calton & Associates, Inc.	Country Capital Management Company
Allstate Financial Services, LLC	Cambridge Investment Research, Inc.	Country Club Financial Services, Inc.
American Capital	Cantella & Company, Inc.	Creative Financial Designs, Inc.
American Independent Securities Group, LLC	Cape Securities, Inc.	Crescent Securities Group
American Investors Company	Capital Financial Services	Crown Capital Securities, L.P.
American Portfolios Financial Services, Inc.	Capital Guardian, LLC	CUNA Brokerage Services, Inc.
Ameriprise Advisor Services, Inc.	Capital Investment Group, Inc.	CUSO Financial Services, Inc.
Ameritas Investment Corporation	Capital One Investment Services, LLC	Cutter & Company
Arete Wealth Management, LLC	Capital Resource Management	D.A. Davidson & Company
Arque Capital, Ltd.	Capital Synergy Partners, Inc.	D.H. Hill Securities, LLP
Arvest Asset Management	Capitol Securities Management, Inc.	Davenport & Company, LLC
Associated Investment Services	Carey, Thomas, Hoover, & Breault, Inc.	Davinci Capital Management Inc.
Aurora Capital, LLC	Cary Street Partners, LLC	Dempsey Lord Smith, LLC
Ausdal Financial Partners, Inc.	CCF Investments, Inc.	Despain Financial Corporation
Aveo Capital Partners, LLC	CCO Investment Services Corporation	DFPG Investments
AXA Advisors, LLC	Centaurus Financial, Inc.	Dominion Investor Services
B. B. Graham & Company, Inc.	Centennial Securities Company, Inc.	Doughtery & Company, Inc.
B.C. Ziegler & Company	Center Street Securities, Inc.	Duncan Williams, Inc.
BA Financial Services, Inc.	Century Securities & Associates, Inc.	EDI Financial Inc.
BancWest Investment Services, Inc.	Ceros Financial Services, Inc.	Edward Jones & Company
Bankers & Investors Company	Cetera	Equable Securities Corporation
Bannon, Ohanesian & Lecours, Inc.	Cetera Advisor Networks, LLC	Equity Services, Inc.
BB&T Securities, LLC	Cetera Advisors, LLC	Essex National Securities, Inc.
BBVA Compass Investment Solutions Inc.	Cetera Financial Specialists, LLC	Everest Investment Advisors, Inc.
BCG Securities, Inc.	Cetera Investment Advisers, LLC	Fairport Capital, Inc.
BD Financial	Cetera Investment Services, LLC	FBT Investments, Inc.
Beaconsfield Financial Services	CFD Investments, Inc.	Feltl and Company
Beneficial Investment Services	CFS Investments, Inc.	Fifth Third Securities
Benjamin F Edwards & Company	Chelsea Financial Services	Financial Planning Consultants
Berthel, Fisher & Company Financial Services	CitiGroup Global Markets Inc.	Financial West Investment Group
BFC Planning, Inc.	Citizens Investment Services	Fintegra Financial Solutions
BFT Financial Group, LLC	CL Wealth Management, LLC	First Allied Securities, Inc.
BHF RG Capital, Inc.	Client One Securities, LLC	First American Securities
BMO Harris Financial Advisors, Inc.	Coastal Equities, Inc.	First Citizens Investor Services

B-1

First Financial Equity Corporation	IBN Financial Services, Inc.	Long Island Financial Group, Inc.
First Heartland Capital, Inc.	IFS Securities	Lowell & Company
First Independent Advisory Services, Inc.	IMS Securities, Inc.	LPL Financial Services
First Midwest Securities	Independence Capital Company	Lucia Securities, LLC
First National Capital Markets	Independent Financial Group, LLC	M Griffith Investment Services
First Republic Securities Company	Infinex Investments, Inc.	M. Holdings Securities, Inc.
First State Financial	Infinity Securities, Inc.	M&T Securities, Inc.
First Western Securities, Inc.	ING/Voya Financial Advisors, LLC	Madison Avenue Securities, Inc.
FirstMerit Financial Services, Inc.	Innovation Partners, LLC	McNally Financial Services Corp
Folger Nolan Fleming Douglas	Insight Securities	Means Investment Company, Inc.
Foothill Securities, Inc.	Institutional Securities Corporation	Mercap Securities, LLC
Foresters Equity Services Inc.	International Assets Advisory, LLC	Mercer Allied Company, LP
Fortune Financial Services, Inc.	Intervest International, Inc.	Merrill Lynch
Founders Financial Securities, LLC	INVEST Financial Corporation	MetLife Securities, Inc.
Fountainhead Capital Management	Investacorp, Inc.	Michigan Securities, Inc.
Freedom Investors Corporation	Investment Centers of America, Inc.	Mid Atlantic Capital Corporation
Freedom Wealth Advisors, LLC	Investment Network, Inc.	Mid-Atlantic Securities Inc.
FSC Securities Corporation	Investment Planners, Inc.	Millington Investments, LLC
FTB Advisors, Inc.	Investment Professional, Inc.	Ministry Partners Securities, LLC
Fusion Investment Advisors, LLC	Investors Capital Corporation	Mischler Financial Group, Inc.
G F Investment Services	J P Turner & Company, LLC	MML Investors Services, LLC
G.W. Sherwold Associates Inc.	J. Alden Associates, Inc.	Moloney Securities Company, Inc.
G.A. Repple and Company	J.W. Cole Financial, Inc.	Money Concepts Capital Corp
Garden State Securities	James T Borello & Company	Moors & Cabot, Inc.
Geneos Wealth Management, Inc.	Janney, Montgomery Scott, LLC	Morgan Stanley Smith Barney LLC
Girard Securities, Inc.	JHS Capital Advisors Inc.	Mutual of Omaha Investor Services, Inc.
Global Brokerage Services, Inc.	JJB Hilliard WL Lyons, LLC	Mutual Securities, Inc.
Global View Capital Management	JW Cole Financial, Inc.	Mutual Trust Company of America Securities
GLP Investment Services, LLC	K.W. Chambers & Company	MWA Financial Services, Inc.
Gold Coast Securities, Inc.	Kalos Capital, Inc.	National Planning Corporation
Gradient Securities, LLC	KCD Financial, Inc.	National Securities Corporation
Great American Investors, Inc.	Key Investment Services	Nations Financial Group, Inc.
GWN Securities, Inc.	Keystone Capital Corporation	Nationwide Planning Associates
H Beck, Inc.	KMS Financial Services Inc	Nationwide Securities, LLC
H.D. Vest Investment Securities, Inc.	Kovack Securities, Inc.	Navy Federal Brokerage Services, LLC
Hancock Investment Services, LLC	L.M. Kohn & Company, Inc.	NBC Securities, Inc.
Hantz Financial Services	L.O. Thomas & Co., Inc.	Neidiger, Tucker, Bruner, Inc.
Harbor Financial Services, LLC	Labrunerie Financial	New Century Financial Group, LLC
Harbour Investments, Inc.	Lara, Shull and May, LLC	New England Securities Corporation
Harger and Company, Inc.	Larson Financial Securities	Newbridge Securities Corporation
Harvest Capital, LLC	Lasalle St. Securities, LLC	Next Financial Group, Inc.
Hazard & Siegel, Inc.	Legend Equities Corporation	NFP Securities, Inc.
Hazlett Burt & Watson	Leigh Baldwin & Company	NIA Securities
HBW Securities, LLC	Liberty Partners Financial Services, LLC	North Ridge Securities Corporation
Heartland Investment Associates, Inc.	Lifemark Securities Corporation	Northeast Securities, Inc.
Hefren-Tillotson, Inc.	Lincoln Financial Advisors Corporation	Northridge Securities
Hornor, Townsend & Kent, Inc.	Lincoln Financial Securities Corporation	NorthStar Wealth Management, Inc.
HSBC Securities	Lincoln Investment Planning Inc.	Northwestern Mutual Investment Services, LLC
Huntleigh Securities Corporation	Lombard Securities	NOVA Financial, LLC

B-2

NPB Financial Group, LLC	Securities America, Inc.	United Planners Financial Services of America
NYLife Securities, Inc.	Securities Equity Group	U.S. Bancorp Investments, Inc.
Oak Tree Securities, Inc.	Securities Management & Research, Inc.	USA Financial Securities Corporation
OFG Financial Services, Inc.	Securities Service Network Inc.	Valic Financial Advisors, Inc.
Ohanesian & Lecours, Inc.	Sequoia Wealth Management	ValMark Securities, Inc.
OneAmerica Securities, Inc.	Shearson Financial Services	Vanderbilt Securities, LLC
Oppenheimer & Company, Inc.	Sigma Financial Corporation	VSR Financial Services, Inc.
Pacific American Securities, LLC	Signator Financial Services, Inc.	Waddell & Reed, Inc.
Packerland Brokerage Services	Signator Investors, Inc.	Wall Street Financial Group
Paradigm Equities, Inc.	Signature Financial Group	Wayne Hummer Investments, LLC
Park Avenue Securities, LLC	SII Investments, Inc.	Wealth Management Resources, Inc.
Parkland Securities, LLC	Silver Oak Securities	Wedbush Securities Inc.
Parsonex Securities, LLC	Sorrento Pacific Financial, LLC	Wellington Shields & Company, LLC
Peak Brokerage Services	Southeast Investments, N.C., Inc.	Wells Fargo Advisors, LLC
Peoples Securities, Inc.	Southwest Securities, Inc.	Wesbanco Securities, Inc.
PFA Security Asset Management Inc.	St. Bernard Financial Services, Inc.	Wescom Financial Services, LLC
PlanMember Securities Corporation	Stephens, Inc.	Western Equity Group
PNC Investments, LLC	Sterne Agee Financial Services, Inc.	Western International Securities Inc.
Presidential Brokerage, Inc.	Sterne, Agee & Leach, Inc.	WFG Investments, Inc.
Princor Financial Services	Stifel Nicolaus & Company, Inc.	Wilbanks Securities, Inc.
Private Advisor Group, LLC	Summit Brokerage Services, Inc.	William C. Burnside & Co., Inc.
Private Client Services, LLC	Summit Equities, Inc.	Williams Financial Group
Pro Equities, Inc.	Sunset Financial Services, Inc.	Windmill Group
Prospera Financial Services Inc.	SunTrust Investment Services, Inc.	Winslow, Evans, & Crocker, Inc.
Pruco Securities, LLC	SWBC Investment Services	Woodbury Financial Services, Inc.
PTS Brokerage LLC	SWS Financial Services, Inc.	Woodmen Financial Services, Inc.
Purshe Kaplan Sterling Investments	Symphonic Securities, LLC	World Capital Brokerage, Inc.
Questar Capital Corporation	Synovus Securities, Inc.	World Choice Securities, Inc.
Raymond James & Associates, Inc.	T.S. Phillips Investments, Inc.	World Equity Group, Inc.
RBC Capital Markets Corporation	Tandem Securities, Inc.	Worth Financial Group, Inc.
RBC Dain Rauscher, Inc.	TFS Securities, Inc.	Wunderlich Securities, Inc.
Regulus Advisors, LLC	The Huntington Investment Company	WWK Investments, Inc.
Rendler Sales Consulting, LLC	The Investment Center, Inc.
Rhodes Securities, Inc.	The Leaders Group, Inc.
Ridgeway & Conger, Inc.	The O.N. Equity Sales Company
RNR Securities, LLC	The Patriot Financial Group
Robert W. Baird & Company, Inc.	The Strategic Financial Alliance, Inc.
Rogan and Associates	Thrivent Financial
Royal Alliance Associates Inc	Thurston, Springer, Miller, Herd and Titak, Inc.
Royal Securities Company	Titlelist Asset Management, Ltd.
RSG Capital Corporation	Transamerica Financial Advisors, Inc.
S.G. Long & Company	Triad Advisors, Inc.
Sage Rutty and Company, Inc.	Trustmont Financial Group, Inc.
Sagepoint Financial, Inc.	UBS Financial Services, Inc.
Sandlapper Securities, LLC	Uhlmann Price Securities
Santander Securities, LLC	UMB Financial Services, Inc.
Saxony Securities, Inc.	Umpqua Investments, Inc.
SCF Securities, Inc.	UnionBanc Investment Services, LLC
Securian Financial Services, Inc.	United Brokerage Services, Inc.

B-3

Questions: If you have any questions about your Contract, you may contact us at:
Annuity Service Center:	1 (800) 644-4565 (8 a.m. - 8 p.m. ET)
Mail Address:	P.O. Box 30314, Lansing, Michigan 48909-7814
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Institutional Marketing Group Service Center: (for Contracts purchased through a bank or another financial institution)	1 (800) 777-7779 (8 a.m. - 8 p.m. ET)
Mail Address:	P.O. Box 30386, Lansing, Michigan 48909-7886
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951 Attn: IMG
Home Office:	1 Corporate Way, Lansing, Michigan 48951

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION (SAI) MAY BE CHANGED. WE MAY NOT SELL BASED ON THIS SAI UNTIL THE REGISTRATION STATEMENT, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS EFFECTIVE. THIS SAI IS NOT AN OFFER TO SELL, AND IS NOT SOLICITING AN OFFER TO PURCHASE, IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

STATEMENT OF ADDITIONAL INFORMATION

__________, 2016

ELITE ACCESS ADVISORYSM
FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated __________, 2016. The Prospectus may be obtained from Jackson National Life Insurance Company by writing P.O. Box 30314, Lansing, Michigan 48909-7814, or calling 1-800-644-4565.

TABLE OF CONTENTS
Page
General Information and History	2
Services	8
Purchase of Securities Being Offered	9
Underwriters	9
Calculation of Performance	9
Additional Tax Information	11
Annuity Provisions	19
Net Investment Factor	20
Financial Statements of the Separate Account	Appendix A
Financial Statements of Jackson	Appendix B

1

General Information and History

Jackson National Separate Account - I (Separate Account) is a separate investment account of Jackson National Life Insurance Company (Jackson®). Jackson is a wholly owned subsidiary of Brooke Life Insurance Company and is ultimately a wholly owned subsidiary of Prudential plc, London, England, a publicly traded life insurance company in the United Kingdom.

Trademarks, Service Marks, and Related Disclosures

[TO BE UPDATED BY AMENDMENT]

The “S&P 500 Index,” “S&P MidCap 400 Index,” “S&P SmallCap 600 Index,” “Dow Jones Industrial Average,” and “Dow Jones Brookfield Global Infrastructure Index,” “STANDARD & POOR’S®,” “S&P®,” “S&P 500®,” “S&P MIDCAP 400 Index®,” “STANDARD & POOR’S MIDCAP 400 Index®,” “S&P SmallCap 600 Index®” and “STANDARD & POOR’S 500®” (collectively, the “Indices”) are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Jackson National Life Insurance Company (“Jackson”). “Dow Jones®”, “Dow Jones Industrial Average”, “DJIA®”, and “The Dow®” are service and/or trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to SPDJI and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company® (“Jackson”).

The Dow Jones Brookfield Global Infrastructure Index is calculated by SPDJI pursuant to an agreement with Brookfield Redding, Inc. (together with its affiliates, “Brookfield”) and has been licensed for use. Standard & Poor’s®, S&P® and S&P 500®, S&P MidCap 400® and S&P SmallCap 600® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones U.S. Contrarian Opportunities Index is a service mark of Dow Jones; Brookfield® is a registered trademark of Brookfield Asset Management, Inc.; and the foregoing trademarks have been licensed by SPDJI for use.

The JNL/Mellon Capital S&P® SMid 60 Fund, JNL/Mellon Capital S&P 500 Index Fund, JNL/Mellon Capital S&P 400 MidCap Index Fund, and the JNL/Brookfield Global Infrastructure and MLP Fund (collectively, the “Products”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, Standard & Poor’s Financial Services LLC, Brookfield or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).

S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the Indices to track general market performance. S&P Dow Jones Indices’ only relationship to Jackson with respect to the Indices or the Products is the licensing of the Indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Indices are determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or the Products. S&P Dow Jones Indices have no obligation to take the needs of Jackson or the owners of the Products into consideration in determining, composing or calculating the Indices. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Products or the timing of the issuance or sale of the Products in the determination or calculation of the equation by which the Products are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Products. There is no assurance that investment products based on the Indices will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Products currently being issued by Jackson, but which may be similar to and competitive with Products. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC

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COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS IN CALCULATING THE INDICES. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON OR OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC. S&P Capital IQ is a trademark of Standard & Poor's Financial Services LLC.

The following applies to the JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Total Yield Fund, JNL/S&P Intrinsic Value Fund, JNL/S&P International 5 Fund, JNL/S&P Mid 3 Fund and JNL/S&P 4 Fund.

Standard & Poor’s Investment Advisory Services LLC (“SPIAS”) is a registered investment advisor with the U.S. Securities and Exchange Commission and a wholly owned subsidiary of McGraw-Hill Financial, Inc. SPIAS does not provide advice to underlying clients of the firms to which it provides services. SPIAS does not act as a “fiduciary” or as an “investment manager,” as defined under ERISA, to any investor. SPIAS is not responsible for client suitability.

Programs and products of the firms to which SPIAS provides services are not endorsed, sold or promoted by SPIAS and its affiliates, and SPIAS and its affiliates make no representation regarding the advisability of investing in those programs and products. With respect to the asset allocations and investments recommended by SPIAS, investors should realize that such investment recommendations are provided to Jackson National Asset Management, LLC only as a general recommendation. The underlying funds of the JNL/S&P 4 Fund are co-sub-advised by SPIAS. SPIAS does not co-sub-advise the JNL/S&P 4 Fund. There is no agreement or understanding whatsoever that SPIAS will provide individualized advice to any investor. SPIAS does not take into account any information about any investor or any investor’s assets when providing investment advisory services to firms to which SPIAS provides services. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. Individual investors should ultimately rely on their own judgment and/or the judgment of a representative in making their investment decisions.

Standard & Poor’s Financial Services LLC, SPIAS, and their affiliates (collectively S&P), and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively with S&P, S&P Parties) do not guarantee the accuracy, completeness, adequacy or timeliness of any information, including ratings and valuations, and are not responsible for errors and omissions, or for the results obtained from the use of such information, and S&P Parties shall have no liability for any errors, omission, or interruptions therein (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such information. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the information contained in this document even if advised of the possibility of such damages.

S&P’s credit ratings are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions. S&P credit ratings should not be relied on when making any investment or other business decision. S&P’s opinions and analyses do not

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address the suitability of any security. S&P does not act as a fiduciary or an investment advisor, except where registered as such. While S&P has obtained information from sources they believe to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P publications and third party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

Based on a universe of funds provided to SPIAS, SPIAS may recommend for investment certain funds to which S&P licenses certain intellectual property or otherwise has a financial interest, including exchange-traded funds whose investment objective is to substantially replicate the returns of a proprietary index of S&P Dow Jones Indices, such as the S&P 500. SPIAS recommends these funds for investment based on asset allocation, sector representation, liquidity and other factors; however, SPIAS has a potential conflict of interest with respect to the inclusion of these funds. In cases where S&P is paid fees that are tied to the amount of assets that are invested in the fund, investment in the fund will generally result in S&P earning compensation in addition to the fees received by SPIAS in connection with its provision of services. In certain cases there may be alternative funds that are available for investment that will provide investors substantially similar exposure to the asset class or sector.

S&P provides a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

SPIAS may consider research and other information from affiliates in making its investment recommendations. The investment policies of certain portfolios specifically state that among the information SPIAS will consider in evaluating a security are the credit ratings assigned by S&P. SPIAS does not consider the ratings assigned by other credit rating agencies. Credit rating criteria and scales may differ among credit rating agencies. Ratings assigned by other credit rating agencies may reflect more or less favorable opinions of creditworthiness than ratings assigned by S&P.

The Funds are not sponsored, endorsed, sold or promoted by S&P and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in the Funds.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

DoubleLine is a registered service mark of DoubleLine Capital LP.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations make no representation or warranty, express or implied to the Owners of the Product(s) or any member of the public

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regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations’ only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the Owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM AL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson. The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Nasdaq® 100 Fund. The JNL/Mellon Capital Nasdaq® 100 Fund is not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL NASDAQ® 100 FUND.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group ("Russell"). Russell is not responsible for and has not reviewed JNL/Mellon Capital Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes. Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell's publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based. RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES. RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES. RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

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THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX

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FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND, OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Barclays Capital Inc. and its affiliates (“Barclays”) is not the issuer or producer of JNL/DoubleLine® Shiller Enhanced CAPE® Fund and Barclays has no responsibilities, obligations or duties to investors in JNL/DoubleLine® Shiller Enhanced CAPE® Fund. The Shiller Barclays CAPE™ US Sector ER USD Index is a trademark owned by Barclays Bank PLC and licensed for use by JNL Series Trust (“JNLST”) as the Issuer of JNL/DoubleLine® Shiller Enhanced CAPE® Fund. Barclays only relationship with the Issuer in respect of Shiller Barclays CAPE™ US Sector ER USD Index is the licensing of the Shiller Barclays CAPE™ US Sector ER USD Index which is determined, composed and calculated by Barclays without regard to the Issuer or the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or the

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owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund. Additionally, JNLST or JNL/DoubleLine® Shiller Enhanced CAPE® Fund may for itself execute transaction(s) with Barclays in or relating to the Shiller Barclays CAPE™ US Sector ER USD Index in connection with JNL/DoubleLine® Shiller Enhanced CAPE® Fund investors acquire JNL/DoubleLine® Shiller Enhanced CAPE® Fund from JNLST and investors neither acquire any interest in Shiller Barclays CAPE™ US Sector ER USD Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in JNL/DoubleLine® Shiller Enhanced CAPE® Fund. The JNL/DoubleLine® Shiller Enhanced CAPE® Fund is not sponsored, endorsed, sold or promoted by Barclays. Barclays does not make any representation or warranty, express or implied regarding the advisability of investing in the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or the advisability of investing in securities generally or the ability of the Shiller Barclays CAPE™ US Sector ER USD Index to track corresponding or relative market performance.  Barclays has not passed on the legality or suitability of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund with respect to any person or entity. Barclays is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund to be issued.  Barclays has no obligation to take the needs of the Issuer or the owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or any other third party into consideration in determining, composing or calculating the Shiller Barclays CAPE™ US Sector ER USD Index Barclays has no obligation or liability in connection with administration, marketing or trading of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund.

The licensing agreement between JNLST and Barclays is solely for the benefit of JNLST and Barclays and not for the benefit of the owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund, investors or other third parties.

BARCLAYS SHALL HAVE NO LIABILITY TO THE ISSUER, INVESTORS OR TO OTHER THIRD PARTIES FOR THE QUALITY, ACCURACY AND/OR COMPLETENESS OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR FOR INTERRUPTIONS IN THE DELIVERY OF THE Shiller Barclays CAPE™ US Sector ER USD Index. BARCLAYS MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE INVESTORS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN.  BARCLAYS MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN. BARCLAYS RESERVES THE RIGHT TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, OR TO CEASE THE CALCULATION OR PUBLICATION OF THE Shiller Barclays CAPETM US Sector ER USD Index, AND BARCLAYS SHALL NOT BE LIABLE FOR ANY MISCALCULATION OF OR ANY INCORRECT, DELAYED OR INTERRUPTED PUBLICATION WITH RESPECT TO ANY OF THE Shiller Barclays CAPE™ US Sector ER USD Index BARCLAYS SHALL NOT BE LIABLE FOR ANY DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES, OR ANY LOST PROFITS AND EVEN IF ADVISED OF THE POSSIBILITY OF SUCH, RESULTING FROM THE USE OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR WITH RESPECT TO THE JNL/DOUBLELINE SHILLER ENHANCED CAPE FUND.

None of the information supplied by Barclays Bank PLC and used in this publication may be reproduced in any manner without the prior written permission of Barclays Capital, the investment banking division of Barclays Bank PLC. Barclays Bank PLC is registered in England No. 1026167. Registered office 1 Churchill Place London E l 4 5HP.

Services

[TO BE UPDATED BY AMENDMENT]

Jackson keeps the assets of the Separate Account. Jackson holds all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying Funds bought and sold by the Separate Account.

The financial statements of Jackson National Separate Account - I and Jackson National Life Insurance Company for the periods indicated have been included herein in reliance upon the reports of __________, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. __________ is located at __________.

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Jackson is the parent of Jackson National Asset Management, LLC (“JNAM”), the Funds’ investment adviser and administrator. Pursuant to an agreement between Jackson and JNAM, JNAM provides certain administrative services with respect to the Separate Account, including separate account administration services and financial and accounting services. For the past three years, Jackson paid $520,500 in 2013, $391,000 in 2014, and $410,087 in 2015 for the services provided by JNAM to Jackson.

Purchase of Securities Being Offered

The Contracts will be sold by licensed insurance agents in states where the Contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the Financial Industry Regulatory Authority (FINRA).

Underwriters

The Contracts are offered continuously and are distributed by Jackson National Life Distributors LLC (JNLD), 7601 Technology Way, Denver, Colorado 80237. JNLD is a subsidiary of Jackson.

No commissions are paid to broker/dealers selling the contracts.

Calculation of Performance

When Jackson advertises performance for an Investment Division (except the JNL/WMC Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an Investment Division will be shown for periods beginning on the date the Investment Division first invested in the corresponding Funds. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an Investment Division at the offering on the first day of the period ("initial investment") and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of all recurring charges that are charged to all Contracts. The redeemable value also reflects the effect of any applicable withdrawal charge or other charge that may be imposed at the end of the period. No deduction is made for premium taxes that may be assessed by certain states.

Jackson may also advertise non-standardized total return on an annualized and cumulative basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The Contract is designed for long-term investment; therefore, Jackson believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment that more closely approximates the size of a typical Contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Investment Division has been in existence, if it has not been in existence for one of the prescribed periods.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future

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performance. Factors affecting the performance of an Investment Division and its corresponding Fund include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a Contract may be more or less than its original cost.

Jackson may advertise the current annualized yield for a 30-day period for an Investment Division. The annualized yield of an Investment Division refers to the income generated by the Investment Division over a specified 30-day period. Because this yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

Where:

a	=	net investment income earned during the period by the Fund attributable to shares owned by the Investment Division.
b	=	expenses for the Investment Division accrued for the period (net of reimbursements).
c	=	the average daily number of accumulation units outstanding during the period.
d	=	the maximum offering price per accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an Investment Division will be lower than the yield for the corresponding Funds. The yield on amounts held in the Investment Division normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An Investment Division's actual yield will be affected by the types and quality of portfolio securities held by the Fund and the Fund operating expenses.

Any current yield quotations of the JNL/WMC Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven calendar day period. The JNL/WMC Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The JNL/WMC Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The JNL/WMC Money Market Division's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses. Although the Investment Division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the Fund's Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Contract owner's investment in the JNL/

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WMC Money Market Division nor that Division's investment in the JNL/WMC Money Market Division is guaranteed or insured. Yields of other money market Funds may not be comparable if a different base or another method of calculation is used.

Additional Tax Information

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS OR TO COMPARE THE TAX TREATMENT OF THE CONTRACTS TO THE TAX TREATMENT OF ANY OTHER INVESTMENT.

Jackson's Tax Status

Jackson is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). For federal income tax purposes, the Separate Account is not a separate entity from Jackson and its operations form a part of Jackson.

Taxation of Annuity Contracts in General

Section 72 of the Code governs the taxation of annuities in general. An individual owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For a payment received as a partial withdrawal from a non-qualified Contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the Contract is withdrawn. In the case of a partial withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable. For Contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for Contracts issued in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the Contract). For certain types of tax-qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code.

Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of distributions.

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Medicare Tax on Net Investment Income

Beginning in 2013, the taxable portion of distributions from a non-qualified annuity Contract will be considered investment income for purposes of the new Medicare tax on investment income. As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts. These levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Owners should consult their own tax advisers for more information.

Withholding Tax on Distributions

The Code generally requires Jackson (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a Contract. For "eligible rollover distributions" from Contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "roll over" the entire amount of an eligible rollover distribution (including the amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

Diversification - Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity Contracts. The Code provides that a variable annuity Contract will not be treated as an annuity Contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the Contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity Contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity Contracts, such as the Contracts, meet the diversification requirements if, as of the last day of each calendar quarter, or within 30 days after such last day, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

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The Treasury Department has issued Regulations establishing diversification requirements for the mutual Funds underlying the variable Contracts. These Regulations amplify the diversification requirements for variable Contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual Fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual Fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual Fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual Fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual Fund is represented by any four investments.

Jackson intends that each Fund of the JNL Series Trust, JNL Variable Fund LLC, and Jackson Variable Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which Contract owner control of the investments of a segregated asset account would cause the Contract owner to be treated as the owner of the assets of the segregated asset account. Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the contract owner and the insurance company regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion. Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of sub-accounts at any time. The contract owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

Like the contracts described in Rev. Rul. 2003-91, under the Contract there will be no arrangement, plan, contract or agreement between a Contract owner and Jackson regarding the availability of a particular Allocation Option and other than the Contract owner's right to allocate premiums and transfer funds among the available Allocation Options, all investment decisions concerning the Allocation Options will be made by Jackson or an advisor in its sole and absolute discretion. The Contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects. The first difference is that the contracts described in Rev. Rul. 2003-91 provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas the Contract offers [ ] Investment Divisions, and, if more than 99 options are offered, a Contract owner's Contract Value can be allocated to no more than 99 variable options at any one time. The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner can make 15 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson does not believe that the differences between the Contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the number of investment transfers that can be made under the Contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Jackson reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

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Multiple Contracts

The Code provides that multiple non-qualified annuity Contracts that are issued within a calendar year to the same Contract owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple Contracts. For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity Contract in any calendar year.

Partial 1035 Exchanges

In accordance with Revenue Procedure 2011-38, the IRS will consider a partial exchange of an annuity Contract for another annuity Contract valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 180 days of the date of the partial exchange. Revenue Procedure 2011-38 also provides certain exceptions to the 180 day rule. Due to the complexity of these rules, owners are encouraged to consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

Contracts Owned by Other Than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for Contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes (except for the taxation of life insurance companies). However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may have tax consequences. Any assignment or pledge of a tax-qualified Contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Contracts.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the Contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed below under Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. If the Qualified Contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan. If the Qualified Contract is an IRA annuity or a 403(b) annuity, the Code requires the Qualified Contract to be nontransferable. If the Qualified Contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 70 1/2; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

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Tax-Qualified Plans

The Contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified Contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified Contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contracts issued to fund the plan. Owners, annuitant and beneficiaries are also reminded that a tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is already tax-deferred.

Tax Treatment of Withdrawals

Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity Contracts. It provides that if the Contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Qualified Contracts

In the case of a withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A. To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1)  distributions made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Contracts; (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract owner or annuitant (as applicable) and his or her spouse and dependents if the Contract

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owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain Contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified Contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes - Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Prior to the date that annuity payments begin under an annuity Contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used. Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations. For this purpose, the entire interest under an annuity Contract is the account value under the Contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the Contract.

If the sole beneficiary is the Contract holder's or employee's spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the Contract holder employee and spouse is permitted to be used. Distributions under a defined benefit plan or an annuity Contract must be paid in the form of periodic annuity payments for the employee's life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee's age in the year in which the annuity starting date occurs. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

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Types of Tax-Qualified Plans

The Contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson's administrative procedures. Jackson is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless Jackson specifically consents to be bound. Owners, annuitants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See "Tax Treatment of Withdrawals - Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson in connection with certain Tax-Qualified Plans will utilize tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

(a) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual's gross income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts

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to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) Roth IRA Annuities

Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Purchase payments for Roth IRA annuities are limited to a maximum of $5,500 for 2016. The limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000. The same contribution and catch-up contributions are also available for purchasers of Traditional IRA annuities.

Lower maximum limitations apply to individuals above certain adjusted gross income levels. For 2016, these levels are $117,000 in the case of single taxpayers, $184,000 in the case of married taxpayers filing joint returns, and $0 in the case of married taxpayers filing separately. These levels are indexed annually in $1,000 increments. An overall $5,500 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

(d) Pension and Profit-Sharing Plans

The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of Contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(e) Eligible Deferred Compensation Plans - Section 457

Under Code provisions, employees and independent Contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the

18

participant or beneficiary. As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant's includable compensation or the $18,000 elective deferral limitation in 2016. The limit is indexed for inflation in $500 increments annually. In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions. The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $6,000. The same contribution and catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity Contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of Section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a Plan are prohibited under Section 457 of the Code unless made after the participant:

•	attains age 70 1/2,
•	severs employment,
•	dies, or
•	suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan of a tax-exempt (non-governmental) employer under Section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under Section 457. Amounts accumulated in a Plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

Annuity Provisions

Variable Annuity Payment

The initial annuity payment is determined by taking the Contract value allocated to that Investment Division, less any premium tax and any applicable Contract charges, and then applying it to the income option table specified in the Contract.  The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Plans and other employer-sponsored retirement plans, such classification is not permitted) and age of the annuitant and designated second person, if any.

The dollars applied are divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly payment.  That amount is divided by the value of an annuity unit as of the Income Date to establish the number of annuity units representing each variable payment.  The number of annuity units determined for the first variable payment remains constant for the second and subsequent monthly variable payments, assuming that no reallocation of Contract values is made.

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The amount of the second and each subsequent monthly variable payment is determined by multiplying the number of annuity units by the annuity unit value as of the business day next preceding the date on which each payment is due.

The mortality and expense experience will not adversely affect the dollar amount of the variable annuity payments once payments have commenced.

Annuity Unit Value

The initial value of an annuity unit of each Investment Division was set when the Investment Divisions were established.  The value may increase or decrease from one business day to the next.  The income option tables contained in the Contract are based on a 1% per annum assumed investment rate.

The value of a fixed number of annuity units will reflect the investment performance of the Investment Divisions elected, and the amount of each payment will vary accordingly.

For each Investment Division, the value of an annuity unit for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the percentage change in the value of an accumulation unit from the immediately preceding business day to the business day of valuation, calculated by use of the Net Investment Factor, described below. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 1% per annum.

Net Investment Factor

The net investment factor is an index applied to measure the net investment performance of an Investment Division from one valuation date to the next. The net investment factor for any Investment Division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) where:

(a)	is the net result of:
	(1)	the net asset value of a Fund's share held in the Investment Division determined as of the valuation date at the end of the valuation period, plus
	(2)	the per share amount of any dividend or other distribution declared by the Fund if the "ex-dividend" date occurs during the valuation period, plus or minus
(3)
a per share credit or charge with respect to any taxes paid or reserved for by Jackson during the valuation period which are determined by Jackson to be attributable to the operation of the Investment Division (no federal income taxes are applicable under present law); and

(b)	is the net asset value of the Fund share held in the Investment Division determined as of the valuation date at the end of the preceding valuation period.

Also see "Income Payments (The Income Phase)" in the Prospectus.

[APPENDIX A - FINANCIAL STATEMENTS FOR JACKSON NATIONAL SEPARATE ACCOUNT - I AND APPENDIX B - JACKSON NATIONAL LIFE INSURANCE COMPANY TO BE FILED BY AMENDMENT.]

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THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ELITE ACCESS ADVISORYSM

FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

The date of this prospectus is __________, 2016. This prospectus states the information about the Separate Account, the Contract, and Jackson National Life Insurance Company of New York (“Jackson of NY®”) you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. It is important that you also read the Contract and endorsements, which may reflect non-material variations. This information is meant to help you decide if the Contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about the Separate Account can be found in the statement of additional information (“SAI”) dated __________, 2016 that is available upon request without charge. To obtain a copy, complete the Statement of Additional Information Request Form on page 45, or contact us at our:

Jackson of NY Service Center
P.O. Box 30313
Lansing, Michigan 48909-7813
1-800-599-5651
www.jackson.com

We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse initial Premium payments. Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus.

The Contracts are sold by broker-dealers who are also registered as, or affiliated with, a registered investment adviser, through their registered representatives/investment adviser representatives. The Contracts are intended to be used by investors who have engaged these investment advisers and investment adviser representatives to manage their Contract Value for a fee. We offer other variable annuity products with different product features, benefits and charges. You may purchase the Contract through an automated electronic transmission/order ticket verification procedure.  This may not be available through all broker-dealers.  Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents appears on page 45. The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson of NY is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

The Contract makes available for investment variable options. The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following Funds – all class A shares:
[TO BE UPDATED BY AMENDMENT]

JNL Series Trust

JNL/American Funds® Growth-Income Fund	JNL/Scout Unconstrained Bond Fund
JNL/American Funds International Fund	JNL/T. Rowe Price Established Growth Fund
JNL Multi-Manager Alternative Fund	JNL/T. Rowe Price Short-Term Bond Fund
JNL Multi-Manager Small Cap Growth Fund	JNL/T. Rowe Price Value Fund
JNL Multi-Manager Small Cap Value Fund	JNL/Westchester Capital Event Driven Fund
JNL Alt 65 Fund	JNL/WMC Balanced Fund
JNL/AB Dynamic Asset Allocation Fund	JNL/WMC Money Market Fund
JNL/AQR Managed Futures Strategy Fund	JNL/S&P Competitive Advantage Fund
JNL/BlackRock Global Allocation Fund	JNL/S&P Dividend Income & Growth Fund
JNL/BlackRock Natural Resources Fund	JNL/S&P International 5 Fund
JNL/Boston Partners Global Long Short Equity Fund	JNL/S&P Intrinsic Value Fund
JNL/Brookfield Global Infrastructure and MLP Fund	JNL/S&P Total Yield Fund
JNL/Causeway International Value Select Fund	JNL/S&P 4 Fund
JNL/Crescent High Income Fund	JNL/S&P Mid 3 Fund
JNL/DFA U.S. Core Equity Fund
JNL/DoubleLine® Emerging Markets Fixed Income Fund	Jackson Variable Series Trust
JNL/DoubleLine® Shiller Enhanced CAPE® Fund
JNL/FPA + DoubleLine® Flexible Allocation Fund	JNAM Guidance – Interest Rate Opportunities Fund
JNL/Franklin Templeton Global Multisector Bond Fund	JNAM Guidance – Conservative Fund
JNL/Franklin Templeton Income Fund	JNAM Guidance – Moderate Fund
JNL/Franklin Templeton International Small Cap Growth Fund	JNAM Guidance – Growth Fund
JNL/Goldman Sachs Emerging Markets Debt Fund	JNAM Guidance – Moderate Growth Fund
JNL/Goldman Sachs U.S. Equity Flex Fund	JNAM Guidance – Maximum Growth Fund
JNL/Harris Oakmark Global Equity Fund	JNAM Guidance – Alt 100 Fund
JNL/Invesco China-India Fund	JNAM Guidance – Equity 100 Fund
JNL/Invesco Global Real Estate Fund	JNAM Guidance – Fixed Income 100 Fund
JNL/Invesco International Growth Fund	JNAM Guidance – Real Assets Fund
JNL/Invesco Small Cap Growth Fund	JNL Tactical ETF Conservative Fund
JNL/JPMorgan MidCap Growth Fund	JNL Tactical ETF Moderate Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL Tactical ETF Growth Fund
JNL/Lazard Emerging Markets Fund	JNL/American Funds® Global Growth Fund
JNL/Mellon Capital Index 5 Fund	JNL/American Funds® Growth Fund
JNL/Mellon Capital Emerging Markets Index Fund	JNL/AQR Risk Parity Fund
JNL/Mellon Capital European 30 Fund	JNL/BlackRock Global Long Short Credit Fund
JNL/Mellon Capital Pacific Rim 30 Fund	JNL/DFA U.S. Micro Cap Fund
JNL/Mellon Capital S&P 500 Index Fund	JNL/DoubleLine® Total Return Fund
JNL/Mellon Capital S&P 400 MidCap Index Fund	JNL/Eaton Vance Global Macro Absolute Return
JNL/Mellon Capital Small Cap Index Fund	Advantage Fund
JNL/Mellon Capital International Index Fund	JNL/Epoch Global Shareholder Yield Fund
JNL/Mellon Capital Bond Index Fund	JNL/FAMCO Flex Core Covered Call Fund
JNL/Mellon Capital Utilities Sector Fund	JNL/Lazard International Strategic Equity Fund
JNL/MMRS Conservative Fund	JNL/Neuberger Berman Currency Fund
JNL/MMRS Growth Fund	JNL/Neuberger Berman Risk Balanced Commodity
JNL/MMRS Moderate Fund	Strategy Fund
JNL/Neuberger Berman Strategic Income Fund	JNL/Nicholas Convertible Arbitrage Fund
JNL/Oppenheimer Emerging Markets Innovator Fund	JNL/PIMCO Credit Income Fund
JNL/PIMCO Real Return Fund	JNL/PPM America Long Short Credit Fund
JNL/PIMCO Total Return Bond Fund	JNL/T. Rowe Price Capital Appreciation Fund
JNL/PPM America Floating Rate Income Fund	JNL/The Boston Company Equity Income Fund
JNL/PPM America High Yield Bond Fund	JNL/The London Company Focused U.S. Equity Fund
JNL/PPM America Mid Cap Value Fund	JNL/Van Eck International Gold Fund
JNL/PPM America Total Return Fund	JNL/WCM Focused International Equity Fund
JNL/Red Rocks Listed Private Equity Fund

JNL Variable Fund LLC

JNL/Mellon Capital S&P® 24 Fund	JNL/Mellon Capital Financial Sector Fund
JNL/Mellon Capital Nasdaq® 100 Fund	JNL/Mellon Capital Healthcare Sector Fund
JNL/Mellon Capital S&P® SMid 60 Fund	JNL/Mellon Capital Oil & Gas Sector Fund
JNL/Mellon Capital Communications Sector Fund	JNL/Mellon Capital Technology Sector Fund
JNL/Mellon Capital Consumer Brands Sector Fund

The Funds are not the same mutual funds that you would buy directly from a retail mutual fund company or through your stockbroker. The summary prospectuses for the Funds are attached to this prospectus. You should read the summary prospectuses before investing.

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit – a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant – the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit – a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner's death. The Contract allows for the naming of multiple Beneficiaries.

Business Day – each day that the New York Stock Exchange is open for business.

Completed Year – the succeeding twelve months from the date on which we receive a Premium payment. Completed Years specify the years from the date of receipt of the Premium and does not refer to Contract Years. If the Premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary. The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year and ends the day before the next Contract Anniversary.

If the Premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years. For example, if the Issue Date is January 15, 2017 and a Premium payment is received on February 28, 2017 then, although the first Contract Anniversary is January 15, 2018, Completed Year 0-1 for that Premium payment would begin on February 28, 2017 and end on February 27, 2018. Completed Year 1-2 for that Premium payment would begin on February 28, 2018.

Contract – the individual deferred variable annuity contract, including any endorsements.

Contract Anniversary – each one-year anniversary of the Contract's Issue Date.

Contract Month – the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

Contract Monthly Anniversary – each one-month anniversary of the Contract's Issue Date.

Contract Quarter – the period of time between consecutive three-month anniversaries of the Contract's Issue Date.

Contract Quarterly Anniversary – each three-month anniversary of the Contract's Issue Date.

Contract Value – the sum of the allocations to the Contract's Investment Divisions.

Contract Year – the succeeding twelve months from a Contract's Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract's Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2017, then the end of Contract Year 0-1 would be January 14, 2018, and January 15, 2018, which is the first Contract Anniversary, begins Contract Year 1-2.

Fund – a registered management investment company in which an Investment Division of the Separate Account invests.

Good Order – when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

Income Date – the date on which you begin receiving annuity payments.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract’s value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

Issue Date – the date your Contract is issued.

Jackson of NY, JNLNY, we, our, or us – Jackson National Life Insurance Company of New York. (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date – the Contract Anniversary on or next following the date on which the Owner attains age 95 under a non-qualified contract, or such earlier date as required by the applicable qualified plan, law or regulation.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner.

Premium(s) – considerations paid into the Contract by or on behalf of the Owner. The maximum aggregate Premium payments you may make without prior approval is $2.5 million. This maximum amount is subject to further limitations at any time on both initial and subsequent Premium payments.

Remaining Premium – the total Premium paid reduced by withdrawals that incur withdrawal charges, and withdrawals of Premiums that are no longer subject to withdrawal charges.

Separate Account – JNLNY Separate Account I. The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

1

KEY FACTS
The immediately following two sections briefly introduce the Contract (and its benefits and features) and its costs; however, please carefully read the whole prospectus and any related documents before purchasing the Contract to be sure that it will meet your needs.

Allocation Options
The Contract makes available Investment Divisions for allocation of your Premium payments and Contract Value. For more information about the Investment Divisions, please see “INVESTMENT DIVISIONS” beginning on page 10.

Investment Purpose
The Contract is intended to help you save for retirement or another long-term investment purpose. The Contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan. Qualified plans confer their own tax deferral. For more information, please see “TAXES” beginning on page 37.

Free Look
If you change your mind about having purchased the Contract, you may return it without penalty. There are conditions and limitations, including time limitations. For more information, please see “Free Look” beginning on page 43.

Purchases	There are minimum and maximum Premium requirements. For more information, please see “PURCHASES” beginning on page 30.

Withdrawals
Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years. The Contract has a free withdrawal provision. For more information, please see “ACCESS TO YOUR MONEY” beginning on page 33.

Income Payments	There are a number of income options available. For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 34.

Death Benefit	The Contract has a death benefit that becomes payable if you die before the Income Date. For more information, please see “DEATH BENEFIT” beginning on page 36.

Contract Charges
Various charges apply under the Contract as summarized in the “FEES AND EXPENSES TABLES” below. If the Contract Value is insufficient to pay the charges under the Contract, the Contract will terminate without value.

2

FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when purchasing, owning and surrendering the Contract. The first table (and footnote) describes the fees and expenses that you will pay at the time that you purchase the Contract, surrender the Contract or transfer cash value between investment options.

Owner Transaction Expenses

Front-end Sales Load	None

Maximum Withdrawal Charge [1]
Percentage of Premium withdrawn, if applicable	2.0%

Maximum Premium Taxes [2]
Percentage of each Premium	2%

Transfer Charge [3]
Per transfer after 15 in a Contract Year	$25

Expedited Delivery Charge [4]	$22.50

[1]
There may be a withdrawal charge on the following withdrawals of Contract Value: withdrawals in excess of the free withdrawal amounts; withdrawals under a tax-qualified Contract that exceed the required minimum distributions of the Internal Revenue Code; withdrawals in excess of the free withdrawal amount to meet the required minimum distributions of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner’s death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distributions of a Roth IRA annuity and a total withdrawal. The withdrawal charge is a schedule lasting three Completed Years following each Premium.

Withdrawal Charge (as a percentage of Premium payments)
Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3+
Withdrawal Charge	2.0%	2.0%	1.0%	0%

[2]	Currently, Premium taxes do not apply.

[3]
We do not count transfers in conjunction with Dollar Cost Averaging, Earnings Sweep, Rebalancing, and periodic automatic transfers. For information on the Dollar Cost Averaging, Earnings Sweep and Rebalancing programs please see the applicable section under “OTHER INFORMATION” beginning on page 41.

[4]	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

3

The next table (and footnote) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds’ fees and expenses.

Periodic Expenses
	Monthly Charge	Annual Charge
Monthly Contract Charge [5]	$10	$120

[5]
The Monthly Contract Charge will increase by $2.50 ($30 per year) on every fifth Contract Anniversary following the Issue Date. For example, if you own the Contract for 7 years, the maximum annual Monthly Contract Charge is $150 beginning on the fifth Contract Anniversary and will increase by $30 every fifth Contract Anniversary thereafter. For more information about this charge, please see "Monthly Contract Charge" under the "Contract Charges" section.

The next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

Total Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

Minimum: 0.56%

Maximum: 2.58%

[TO BE UPDATED BY AMENDMENT]
More detail concerning each Fund's fees and expenses is below. But please refer to the Funds' prospectuses for even more information, including investment objectives, performance, and information about the Funds' Advisers, Administrators, and Sub-Advisers.

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Fund Operating Expenses
JNL Series Trust
JNL/American Funds Growth-Income	0.94% A	0.20% A	0.17% A, G	0.00%	1.31% A	(0.35%) B	0.96% A,B,I
JNL/American Funds International	1.35% A	0.20% A	0.19% A, G	0.00%	1.74% A	(0.55%) B	1.19% A,B,I
JNL Multi-Manager Alternative	1.75%	0.20%	0.56% H	0.07%	2.58%	(0.40%) C,S	2.18% C,I
JNL/DFA U.S. Core Equity	0.58%	0.20%	0.10% F	0.00%	0.88%	(0.08%) C	0.80% C
JNL/Franklin Templeton Global Multisector Bond	0.72%	0.20%	0.16% G	0.02%	1.10%	(0.02%) C	1.08% C
JNL/FPA + DoubleLine® Flexible Allocation	0.83%	0.20%	0.15%G	0.01%	1.19%	(0.01%)C	1.18%C,I
JNL/Goldman Sachs Emerging Markets Debt	0.72%	0.20%	0.15% G	0.00%	1.07%	(0.01%) C	1.06% C
JNL/Invesco Global Real Estate	0.70%	0.20%	0.15% G	0.00%	1.05%	(0.00%)	1.05%
JNL/Invesco China-India	0.90%	0.20%	0.16% G	0.00%	1.26%I	(0.00%)	1.26%I
JNL/Invesco Small Cap Growth	0.81%	0.20%	0.11% F	0.01%	1.13%	(0.02%) C	1.11% C
JNL/Invesco International Growth	0.62%	0.20%	0.15% G	0.01%	0.98%	(0.00%)	0.98%
JNL/Lazard Emerging Markets	0.87%	0.20%	0.16% G	0.00%	1.23%	(0.00%)	1.23%
JNL/Mellon Capital Emerging Markets Index	0.38%	0.20%	0.17% G	0.00%	0.75%	(0.00%)	0.75%
JNL/Mellon Capital S&P 500 Index	0.23%	0.20%	0.13% F	0.00%	0.56%	(0.01%) C	0.55% C

4

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Fund Operating Expenses
JNL/PIMCO Real Return	0.49%	0.20%	0.25% F	0.00%	0.94%	(0.00%)	0.94%
JNL/PIMCO Total Return Bond	0.50%	0.20%	0.11% F	0.00%	0.81%	(0.00%)	0.81%
JNL/PPM America Mid Cap Value	0.75%	0.20%	0.11% F	0.00%	1.06%	(0.00%)	1.06%
JNL/T. Rowe Price Value	0.61%	0.20%	0.10% F	0.00%	0.91%	(0.00%) C	0.91% C
JNL/WMC Money Market	0.26%	0.20%	0.10% F	0.00%	0.56%	(0.31%) D	0.25% D
Jackson Variable Series Trust
JNL Tactical ETF Conservative	0.75%	0.20%	0.17% G	0.20%	1.32%	(0.45%) D	0.87% D,I
JNL Tactical ETF Moderate	0.75%	0.20%	0.17% G	0.20%	1.32%	(0.45%) D	0.87% D, I
JNL Tactical ETF Growth	0.75%	0.20%	0.17% G	0.21%	1.33%	(0.45%) D	0.88% D, I
JNL/American Funds® Growth	1.18% A	0.20%	0.14% A,F	0.00%	1.52% A	(0.50%) B,I	1.02% A,B,I
JNL/American Funds® Global Growth	1.32% A	0.20%	0.15% A,F	0.00%	1.67% A	(0.60%) B	1.07% A,B,I
JNL/AQR Risk Parity	0.85%	0.20%	0.17% G	0.08%	1.30%	(0.10%) D	1.20% D,I
JNL/PPM America Long Short Credit	0.95%	0.20%	0.17% G	0.01%	1.33%	(0.25%) D	1.08% D, I
JNL/Eaton Vance Global Macro Absolute Return Advantage	0.95%	0.20%	0.26% G	0.03%	1.44%	(0.00)	1.44% I,

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL Series Trust
JNL Alt 65	0.14%	0.00%	0.05% E	1.30%	1.49%
JNL Multi-Manager Small Cap Growth	0.67%	0.20%	0.11% F	0.01%	0.99%
JNL Multi-Manager Small Cap Value	0.77%	0.20%	0.11% F	0.01%	1.09%
JNL/AB Dynamic Asset Allocation	0.75%	0.20%	0.15% G	0.12%	1.22%
JNL/AQR Managed Futures Strategy	0.94%	0.20%	0.15% G	0.12%	1.41%I
JNL/BlackRock Natural Resources	0.63%	0.20%	0.16% G	0.01%	1.00%
JNL/BlackRock Global Allocation	0.71%	0.20%	0.16% G	0.00%	1.07%
JNL/Boston Partners Global Long Short Equity	1.20%	0.20%	0.85% G	0.01%	2.26%
JNL/Brookfield Global Infrastructure and MLP	0.79%	0.20%	0.16% G	0.00%	1.15%
JNL/Causeway International Value Select	0.64%	0.20%	0.16% G	0.01%	1.01%
JNL/Crescent High Income	0.65%	0.20%	0.15% G	0.00%	1.00%
JNL/DoubleLine® Emerging Markets Fixed Income	0.75%	0.20%	0.15% G	0.00%	1.10%
JNL/DoubleLine® Shiller Enhanced CAPE®	0.75%	0.20%	0.15% G	0.06%	1.16%
JNL/Franklin Templeton Income	0.62%	0.20%	0.10% F	0.01%	0.93%
JNL/Franklin Templeton International Small Cap Growth	0.95%	0.20%	0.15% G	0.01%	1.31%
JNL/Goldman Sachs U.S. Equity Flex	0.79%	0.20%	1.07% G	0.00%	2.06%
JNL/Harris Oakmark Global Equity	0.85%	0.20%	0.16% G	0.01%	1.22%
JNL/JPMorgan MidCap Growth	0.63%	0.20%	0.10% F	0.01%	0.94%
JNL/JPMorgan U.S. Government & Quality Bond	0.38%	0.20%	0.11% F	0.01%	0.70%
JNL/Mellon Capital European 30	0.29%	0.20%	0.15% G	0.00%	0.64%I
JNL/Mellon Capital Pacific Rim 30	0.31%	0.20%	0.15% G	0.00%	0.66%I
JNL/Mellon Capital S&P 400 MidCap Index	0.25%	0.20%	0.12% F	0.00%	0.57%
JNL/Mellon Capital Small Cap Index	0.25%	0.20%	0.11% F	0.00%	0.56%
JNL/Mellon Capital International Index	0.25%	0.20%	0.17% G	0.00%	0.62%

5

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL/Mellon Capital Bond Index	0.27%	0.20%	0.11% F	0.01%	0.59%
JNL/Mellon Capital Utilities Sector	0.34%	0.20%	0.16% G	0.00%	0.70%
JNL/Mellon Capital Index 5	0.00%	0.00%	0.05% E	0.58%	0.63%
JNL/MMRS Conservative	0.30%	0.00%	0.06% E	0.79%	1.15%
JNL/MMRS Growth	0.30%	0.00%	0.05% E	0.79%	1.14%
JNL/MMRS Moderate	0.30%	0.00%	0.05% E	0.80%	1.15%
JNL/Neuberger Berman Strategic Income	0.58%	0.20%	0.16% G	0.05%	0.99%
JNL/Oppenheimer Emerging Markets Innovator	1.10%	0.20%	0.16% G	0.07%	1.53%
JNL/PPM America Floating Rate Income	0.62%	0.20%	0.16% G	0.01%	0.99%
JNL/PPM America High Yield Bond	0.43%	0.20%	0.11% F	0.02%	0.76%
JNL/PPM America Total Return	0.49%	0.20%	0.10% F	0.01%	0.80%
JNL/Red Rocks Listed Private Equity	0.81%	0.20%	0.16% G	0.95%	2.12%
JNL/Scout Unconstrained Bond	0.65%	0.20%	0.15% G	0.02%	1.02%
JNL/T. Rowe Price Established Growth	0.56%	0.20%	0.10% F	0.00%	0.86%
JNL/T. Rowe Price Short-Term Bond	0.40%	0.20%	0.11% F	0.00%	0.71%
JNL/Westchester Capital Event Driven	1.10%	0.20%	0.45% G	0.02%	1.77%
JNL/WMC Balanced	0.43%	0.20%	0.10% F	0.01%	0.74%
JNL/S&P Competitive Advantage	0.36%	0.20%	0.10% F	0.00%	0.66%
JNL/S&P Dividend Income & Growth	0.36%	0.20%	0.10% F	0.00%	0.66%
JNL/S&P Intrinsic Value	0.36%	0.20%	0.10% F	0.00%	0.66%
JNL/S&P Total Yield	0.36%	0.20%	0.11% F	0.00%	0.67%
JNL/S&P Mid 3	0.50%	0.20%	0.10% F	0.00%	0.80%
JNL/S&P International 5	0.45%	0.20%	0.15% G	0.00%	0.80%
JNL/S&P 4	0.00%	0.00%	0.05% E	0.66%	0.71%
JNL Variable Fund LLC
JNL/Mellon Capital Nasdaq® 100	0.28%	0.20%	0.20% G	0.00%	0.68%
JNL/Mellon Capital S&P® 24	0.29%	0.20%	0.18% G	0.00%	0.67%
JNL/Mellon Capital S&P® SMid 60	0.29%	0.20%	0.18% G	0.00%	0.67%
JNL/Mellon Capital Communications Sector	0.32%	0.20%	0.16% G	0.00%	0.68%
JNL/Mellon Capital Consumer Brands Sector	0.29%	0.20%	0.16% G	0.00%	0.65%
JNL/Mellon Capital Financial Sector	0.29%	0.20%	0.16% G	0.00%	0.65%
JNL/Mellon Capital Healthcare Sector	0.27%	0.20%	0.17% G	0.00%	0.64%
JNL/Mellon Capital Oil & Gas Sector	0.28%	0.20%	0.16% G	0.00%	0.64%
JNL/Mellon Capital Technology Sector	0.28%	0.20%	0.16% G	0.00%	0.64%
Jackson Variable Series Trust
JNAM Guidance - Conservative	0.15%	0.00%	0.07% E	1.04%	1.26% I
JNAM Guidance - Moderate	0.15%	0.00%	0.07% E	1.07%	1.29% I
JNAM Guidance - Moderate Growth	0.13%	0.00%	0.07% E	1.07%	1.27% I
JNAM Guidance - Growth	0.15%	0.00%	0.07% E	1.09%	1.31% I
JNAM Guidance - Maximum Growth	0.15%	0.00%	0.07% E	1.04%	1.26% I
JNAM Guidance - Alt 100	0.15%	0.00%	0.07% E	1.56%	1.78% I
JNAM Guidance - Equity 100	0.15%	0.00%	0.07% E	0.98%	1.20% I
JNAM Guidance - Fixed Income 100	0.15%	0.00%	0.07% E	0.90%	1.12% I
JNAM Guidance - Real Assets	0.15%	0.00%	0.07% E	1.08%	1.30% I
JNAM Guidance - Interest Rate Opportunities	0.15%	0.00%	0.07% E	1.22%	1.44% I
JNL/BlackRock Global Long Short Credit	0.95%	0.20%	0.78% G	0.02%	1.95% I
JNL/DFA U.S. Micro Cap	0.80%	0.20%	0.17% G	0.00%	1.17% I
JNL/DoubleLine® Total Return	0.48%	0.20%	0.17% G	0.01%	0.86% I
JNL/Epoch Global Shareholder Yield	0.70%	0.20%	0.17% G	0.01%	1.08% I
JNL/FAMCO Flex Core Covered Call	0.60%	0.20%	0.17% G	0.01%	0.98% I

6

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL/Lazard International Strategic Equity	0.80%	0.20%	0.17% G	0.01%	1.18% I
JNL/Neuberger Berman Currency	0.70%	0.20%	0.17% G	0.01%	1.08% I
JNL/Neuberger Berman Risk Balanced Commodity Strategy	0.60%	0.20%	0.17% G	0.02%	0.99% I
JNL/Nicholas Convertible Arbitrage	0.85%	0.20%	0.52% G	0.01%	1.58% I
JNL/PIMCO Credit Income	0.40%	0.20%	0.18% G	0.00%	0.78% I
JNL/T. Rowe Price Capital Appreciation	0.70%	0.20%	0.17% G	0.01%	1.08% I
JNL/The Boston Company Equity Income	0.55%	0.20%	0.17% G	0.00%	0.92% I
JNL/The London Company Focused U.S. Equity	0.70%	0.20%	0.16% G	0.01%	1.07% I
JNL/Van Eck International Gold	0.80%	0.20%	0.18% G	0.00%	1.18% I
JNL/WCM Focused International Equity	0.80%	0.20%	0.16% G	0.01%	1.17% I

A	Fees and expenses at the Master Fund level for Class 1 shares of each respective Fund are as follows:

JNL/American Funds Blue Chip Income and Growth Fund: Management Fee: 0.40%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.01%; Total Annual Portfolio Operating Expenses: 0.41%.

JNL/American Funds Global Bond Fund: Management Fee: 0.53%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.57%.

JNL/American Funds Global Small Capitalization Fund: Management Fee: 0.69%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.73%.

JNL/American Funds Growth-Income Fund: Management Fee: 0.27%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.02%; Total Annual Portfolio Operating Expenses: 0.29%.

JNL/American Funds International Fund: Management Fee: 0.50%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.54%.

JNL/American Funds New World Fund: Management Fee: 0.72%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.07%; Total Annual Portfolio Operating Expenses: 0.79%.

JNL/American Funds Growth Fund: Management Fee: 0.33%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.02%; Total Annual Portfolio Operating Expenses: 0.35%.

JNL/American Funds Global Growth Fund: Management Fee: 0.52%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.03%; Total Annual Portfolio Operating Expenses: 0.55%.

B
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the investment advisory and management services. This fee waiver will generally continue as long as the Fund is part of a master-feeder Fund structure, but in any event, the fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees. The Management and the Annual Operating Expense columns in this table reflect the inclusion of the contractual fee waivers.

C
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for at least one year from the date of this Prospectus. Thereafter, the waiver will automatically renew for one-year terms unless the Adviser provides written notice of the termination of the agreement to the Board of Trustees within 30 days of the end of the then current term.

D
JNAM has contractually agreed to waive fees and reimburse expenses of the Fund to the extent necessary to limit the total operating expenses of each class of shares of the Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period.  The fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees.

E	“Other Expenses” include an Administrative Fee of 0.05% which is payable to Jackson National Asset Management, LLC (“JNAM” or “Adviser”).

F	“Other Expenses” include an Administrative Fee of 0.10% which is payable to Jackson National Asset Management, LLC (“JNAM” or “Adviser”).

7

G	“Other Expenses” include an Administrative Fee of 0.15% which is payable to Jackson National Asset Management, LLC (“JNAM” or “Adviser”).

H	“Other Expenses” include an Administrative Fee of 0.20% which is payable to Jackson National Asset Management, LLC (“JNAM” or “Adviser”).

I	Expense Information has been restated to reflect current fees.

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees and Fund expenses.

The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor Premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.

The cost of the Monthly Contract Charge is determined by dividing the total amount of Monthly Contract Charges collected during the calendar year by the estimated average contract size.

The following example includes maximum Fund expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

[TO BE UPDATED BY AMENDMENT]

If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$475	$944	$1,440	$3,062

If you annuitize at the end of the applicable time period:

1 year *	3 years	5 years	10 years
$475	$844	$1,440	$3,062

*Please be aware that, although we show this cost for comparison purposes, you are not allowed to annuitize this Contract within 13 months of the Contract's Issue

8

Date.

If you do not surrender your Contract:

1 year	3 years	5 years	10 years
$275	$844	$1,440	$3,062

The example does not represent past or future expenses. Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION

The Contracts have not been previously offered so there is no condensed financial information related to Accumulation Unit Values under the Contracts. The value of an Accumulation Unit is determined on the basis of the per share value of an underlying Fund.

The financial statements of the Separate Account and Jackson of NY can be found in the Statement of Additional Information. The financial statements of the Separate Account include information about all the contracts offered through the Separate Account. The financial statements of Jackson of NY that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts. Jackson of NY's financial statements do not bear on the future investment experience of the assets held in the Separate Account. For your copy of the Statement of Additional Information, please contact us at the Service Center. Our contact information is on the cover page of this prospectus.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85.

Your Contract Value will be allocated to Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

•	the accumulation phase, when you make Premium payments to us, and

•	the income phase, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the primary Owner.

You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form). An assignment may be a taxable event. Please contact our Service Center for help and more information.

The Contracts are flexible Premium variable deferred annuities and may be issued as either an individual or a group contract. This prospectus provides a description of the material rights and obligations under the Contract. Your Contract and any endorsements are a formal contractual agreement between you and the Company.

JACKSON OF NY

We are a stock life insurance company organized under the laws of the state of New York in July 1995. Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577. We are admitted to conduct life insurance and annuity business in the states of Delaware, New York and Michigan. We are ultimately a wholly owned subsidiary of Prudential plc (London, England). Prudential plc is also the ultimate parent of PPM America, Inc., a sub-adviser for certain of the Funds, and Jackson National Asset Management, LLC (“JNAM”), the investment adviser and administrator for Jackson Variable Series Trust, JNL Series Trust, and JNL Variable Fund LLC. JNAM provides certain administrative services with respect to the Separate Account, including separate account administration services and financial accounting services. JNAM is located at 225 West Wacker Drive,

9

Chicago, IL 60606.

We issue and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

You may elect to receive certain documentation electronically, including prospectuses, confirmations of transactions and annual and semi-annual reports. Please contact us at our Service Center for more information.

THE SEPARATE ACCOUNT

We established the Separate Account on September 12, 1997, pursuant to the provisions of New York law. The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

We have claimed an exclusion from the definition of the term “Commodity Pool Operator” under the Commodity Exchange Act (CEA) with respect to the Separate Account. Therefore, we are not subject to registration or regulation as a Commodity Pool Operator under the CEA with respect to the Separate Account.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

Your Contract Value may be allocated to no more than 99 Investment Divisions at any one time. Each Investment Division purchases the shares of one underlying Fund (mutual fund portfolio) that has its own investment objective. It is possible for you to lose your Contract Value allocated to any of the Investment Divisions. The amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Funds in which the Investment Divisions invest may be known as a “Fund of Funds” or as Funds investing in other “Underlying Funds” or investing in ETFs. Funds offered in a multi-tiered structure may have higher expenses than direct investments in the Underlying Funds or ETFs. You should read the summary prospectuses for the Funds and/or the prospectuses for the JNL Series Trust and Jackson Variable Series Trust for more information

[TO BE UDPATED BY AMENDMENT]
JNL Alt 65 Fund
JNL/Mellon Capital Index 5 Fund
JNL/MMRS Conservative Fund
JNL/MMRS Growth Fund
JNL/MMRS Moderate Fund
JNL/S&P 4 Fund
JNAM Guidance – Interest Rate Opportunities Fund
JNAM Guidance – Conservative Fund
JNAM Guidance – Moderate Fund
JNAM Guidance – Growth Fund
JNAM Guidance – Moderate Growth Fund
JNAM Guidance – Maximum Growth Fund
JNAM Guidance –Alt 100 Fund
JNAM Guidance – Equity 100 Fund
JNAM Guidance – Fixed Income 100 Fund
JNAM Guidance – Real Assets Fund
JNL Tactical ETF Conservative Fund
JNL Tactical ETF Moderate Fund
JNL Tactical ETF Growth Fund

In addition to the Fund of Funds structure, certain of the Funds operate as feeder funds that invest in master funds. These Funds are

10

identified in the following descriptions by the designation (“Feeder Fund”) following the name of the Fund. For more information about a Feeder Fund, you should read the summary prospectuses for the Funds and/or the prospectus for the applicable Fund.

The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

[TO BE UPDATED BY AMENDMENT]

JNL Series Trust

JNL/American Funds Growth-Income Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)
Seeks long-term growth of capital and income through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – Growth-Income FundSM (“Master Fund”). The Master Fund seeks to make the investment grow and provide income over time by investing primarily in common stocks or other securities that the investment adviser to the Master Fund believes demonstrate the potential for appreciation and/or dividends. The Master Fund may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States.

JNL/American Funds International Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)
Seeks long-term growth of capital through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – International FundSM (“Master Fund”). The Master Fund seeks to make the investment grow by investing primarily in common stocks of companies domiciled outside the United States, including companies domiciled in developing countries, that the investment adviser to the Master Fund believes have the potential for growth. Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL Multi-Manager Alternative Fund
Jackson National Asset Management, LLC (and BlueBay Asset Management LLP (and sub-sub-adviser, BlueBay Asset Management USA LLC), First Pacific Advisors, Inc., Lazard Asset Management, LLC, Westchester Capital Management, LLC and Western Asset Management Company)
Seeks long term growth of capital by allocating among a variety of alternative strategies managed by unaffiliated investment managers who may implement the following principal investment strategies: equity long/short strategies, event driven and merger arbitrage strategies, relative value strategies and global macro strategies.

JNL Multi-Manager Small Cap Growth Fund
Jackson National Asset Management, LLC (and Granahan Investment Management, Inc., LMCG Investments, LLC, and RS Investment Management Co. LLC)
Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a variety of small cap growth strategies managed by unaffiliated investment managers.

JNL Multi-Manager Small Cap Value Fund
Jackson National Asset Management, LLC (and Century Capital Management, LLC, Chicago Equity Partners, LLC, Cooke & Bieler L.P., and Cortina Asset Management, LLC)
Seeks long-term total return by investing, under normal market conditions, at least 80% of its assets in a variety of small cap value strategies managed by unaffiliated investment managers.

JNL Alt 65 Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other funds (“Underlying Funds”) that invest primarily in equity and fixed-income securities. The Underlying Funds in which the Fund may invest are series of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and the Jackson Variable Series Trust. Not all funds of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and the Jackson Variable Series Trust are available as Underlying Funds. The Fund allocates approximately 35% of its assets to traditional investment categories and approximately 65% to non-traditional investment categories. Investments may include

11

Underlying Funds that invest in both domestic and international stocks of large established companies, in stocks of smaller companies with above-average growth potential. As listed in the Fund prospectus, the Fund considers the Alternative Assets, Alternative Strategies, and Risk Management investment categories to be non-traditional, and the Domestic/Global Equity, Domestic/Global Fixed Income, International, International Fixed Income, Sector, Specialty, and Tactical Management investment categories to be traditional. Please see the Fund prospectus for more information.

JNL/AB Dynamic Asset Allocation Fund
Jackson National Asset Management, LLC (and AllianceBernstein L.P.)
Seeks to maximize total return consistent with the determination of reasonable risk and subject to the assets strategy’s asset class. The Fund invests in a globally diversified portfolio of equity and debt securities including exchange-traded funds, and other financial instruments, and expects to enter into derivatives transactions. The Fund’s neutral weighting, from which it will make its tactical asset allocations, is 70% equity exposure and 30% debt exposure.

JNL/AQR Managed Futures Strategy Fund
Jackson National Asset Management, LLC (and AQR Capital Management, LLC)
Seeks positive absolute returns by investing primarily in a portfolio of futures contracts, futures-related instruments, and equity swaps. Equity swaps include, but are not limited to, global developed and emerging market equity index futures, swaps on equity index futures and equity swaps, global developed and emerging market currency forwards, global developed fixed-income futures, bond futures and swaps on bond futures and may also invest in commodity futures and swaps on commodity futures.

JNL/BlackRock Global Allocation Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)
Seeks high total investment return by investing in a portfolio of equity and debt securities, money market securities and other short-term securities or instruments, of issuers located around the world. Generally, the Fund will invest in both equity and debt securities and seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility. Equity securities include common stock, rights and warrants, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.

JNL/BlackRock Natural Resources Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)
Seeks long-term capital growth by investing primarily in equity securities of companies with substantial natural resource assets. Under normal circumstances, the Fund will invest at least 80% of its assets in companies with substantial natural resource assets or in securities the value of which is related to the market value of some natural resource asset. The Fund may invest in securities of issuers with any market capitalization. There are no geographic limits on the Fund’s investments.

JNL/Boston Partners Global Long Short Equity Fund
Jackson National Asset Management, LLC (and Robeco Investment Management, Inc.)
Seeks long-term growth of capital by investing in stocks identified by the sub-adviser as undervalued and takes short positions in stocks that the sub-adviser has identified as overvalued. The Fund will invest, both long and short, primarily in equity securities issued by U.S. and non-U.S. companies of any market capitalization size.

JNL/Brookfield Global Infrastructure and MLP Fund
Jackson National Asset Management, LLC (and Brookfield Investment Management Inc.)
Seeks total return through growth of capital and current income by investing primarily in securities of publicly traded infrastructure companies. Under normal market conditions, the Fund will invest at least 80% of its net assets in MLPs and publicly traded equity securities of infrastructure companies listed on a domestic or foreign exchange. MLPs may derive income and gains from the exploration, development, mining or production, process, refining, transportation, or marketing of any mineral or natural gas.

JNL/Causeway International Value Select Fund
Jackson National Asset Management, LLC (and Causeway Capital Management LLC)
Seeks long-term growth of capital income by investing, under normal circumstances, in common stocks of companies located in developed countries outside the U.S. The Fund invests at least 80% of its assets in stocks of companies located in at least ten foreign countries and invests the majority of its total assets in companies that pay dividends or repurchase their shares.

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JNL/Crescent High Income Fund
Jackson National Asset Management, LLC (and Crescent Capital LP)
Seeks high current income by investing primarily in high yield fixed-income securities and bank loans that are rated below investment grade. The Fund considers investments to be below investment grade if they are rated BB+ or lower by Standard & Poor’s Ratings Services or Fitch, Inc. and/or Ba1 or lower by Moody’s Investors Service, Inc., or, if unrated, deemed to be below investment grade by the sub-adviser. Below investment grade fixed-income securities are commonly referred to as “junk bonds.”

JNL/DFA U.S. Core Equity Fund
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP)
Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets in equity securities of U.S. companies. The percentage allocation of the assets of the Fund to securities of the largest U.S. growth companies will generally be reduced from between 2.5% and 25% of their percentage weight in the U.S. universe. The percentage by which the Fund’s allocation to securities of the largest U.S. growth companies is reduced will change due to market movements. The range by which the Fund’s percentage allocation to all securities as compared to the U.S. universe may be modified after considering other factors the sub-adviser determines to be appropriate.

JNL/DoubleLine® Emerging Markets Fixed Income Fund
Jackson National Asset Management, LLC (and DoubleLine Capital LP)
Seeks high total return from current income and capital appreciation by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings for investment purposes) in fixed-income instruments. These fixed-income instruments include but are not limited to securities issued or guaranteed by companies (including foreign hybrid securities), financial institutions and government entities in emerging market countries and other securities bearing fixed or variable interest rates of any or no maturity.

JNL/DoubleLine® Shiller Enhanced CAPE® Fund
Jackson National Asset Management, LLC (and DoubleLine Capital LP)
Seeks total return (capital appreciation and current income) which exceeds the total return (capital appreciation and current income) in excess of the Shiller Barclays CAPE® US Sector TR USD Index. The Fund will seek to use derivatives, or a combination of derivatives and direct investments to provide a return that tracks closely the performance of the Index. The Fund will also invest in a portfolio of debt securities to provide additional long-term total return.

JNL/FPA + DoubleLine® Flexible Allocation Fund
Jackson National Asset Management, LLC (DoubleLine Capital LP, First Pacific Advisors, LLC and Ivy Investment Management Company)
Seeks to provide total return by allocating among a variety of alternative strategies managed by three unaffiliated sub-advisers. Each of the sub-advisers generally provides day-to-day management for a portion of the Fund’s assets.

JNL/Franklin Templeton Global Multisector Bond Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)
Seeks total investment return consisting of a combination of interest income, capital appreciation, and currency gains. Under normal market conditions the Fund will invest at least 80% of its assets in fixed and floating rate debt securities and debt obligations (including convertible bonds) of governments, government-related issuers, or corporate issuers worldwide. The Fund may also invest in inflation-indexed securities and securities or structured products that are linked to or derive their value from another security, asset or currency of any nation. The Fund's assets will be invested in issuers located in at least three countries (including the U.S.).

JNL/Franklin Templeton Income Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)
Seeks to maximize income while maintaining prospects for capital appreciation by investing, under normal market conditions, in a diversified portfolio of debt and equity securities. The equity securities in which the Fund invests consist primarily of common stock. The Fund seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with attractive dividend yields.

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JNL/Franklin Templeton International Small Cap Growth Fund
Jackson National Asset Management, LLC (and Franklin Templeton Institutional, LLC and Templeton Investment Counsel, LLC)
Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets in a diversified portfolio of investments of smaller international companies, located outside of the U.S., including those of emerging or developing markets. The Fund invests predominately in securities listed or traded on recognized international markets in developed countries included in MSCI EAFE Small Cap Index and All Country World exUS Small Cap Index. The Fund may, from time to time, have significant investments in a particular sector or country.

JNL/Goldman Sachs Emerging Markets Debt Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and sub-sub-adviser: Goldman Sachs Asset Management International)
Seeks a high level of total return consisting of income and capital appreciation. The Fund invests, under normal circumstances, at least 80% of its assets in (i) sovereign and corporate debt securities and other instruments of issuers in emerging countries, denominated in any currency; and/or (ii) currencies of such emerging countries, which may be represented by forwards or other derivatives that may have interest rate exposure. Emerging market countries include but are not limited to those considered to be developing by the World Bank. Many of the countries in which the Fund invests will have sovereign ratings that are below investment grade or are unrated.

JNL/Goldman Sachs U.S. Equity Flex Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)
Seeks long-term capital appreciation by investing in a broad mix of equity securities and equity related and/or derivative instruments that aim to produce long-term capital appreciation and target attractive risk adjusted returns compared to the S&P 500 Index. In seeking to outperform its benchmark index, the Fund will hold long securities that the sub-advisor believes are more likely to outperform the index, and will take short positions in securities the sub-advisor believes will underperform the index.

JNL/Harris Oakmark Global Equity Fund
Jackson National Asset Management, LLC (and Harris Associates L.P.)
Seeks capital appreciation by investing, normally, at least 80% of its assets in a diversified portfolio of common stocks of U.S. and non-U.S. companies. The Fund invests in the securities of companies located in at least three countries.

JNL/Invesco China-India Fund
Jackson National Asset Management, LLC (and Invesco Hong Kong Limited)
Seeks long-term capital growth by investing normally 80% of its assets (net assets plus the amount of any borrowings for investment purposes), in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the Greater China region (including mainland China, Hong Kong, Macau and Taiwan) and India where the (i) securities are of issuers organized under the laws of the country or of a country within the geographic region or (ii) maintain their principal place of business in that country or region; or (iii) securities are traded principally in the country or region; or (iv) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region.

JNL/Invesco Global Real Estate Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc. and sub-sub-adviser: Invesco Asset Management Limited)
Seeks high total return by investing, normally, at least 80% of its assets in securities of real estate and real estate-related companies, including real estate investment trusts and in derivatives and other instruments that have economic characteristics similar to such securities. The companies will be located in at least three different countries, including the U.S.

JNL/Invesco International Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)
Seeks long-term growth of capital by primarily investing in equity securities and depository receipts of foreign issuers. The Fund focuses its investments in common and preferred stock and invests, under normal circumstances in securities of companies located in at least three countries outside of the U.S. The Fund may also invest no more than 30% in emerging markets securities.

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JNL/Invesco Small Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)
Seeks long-term growth of capital by investing, normally, at least 80% of its assets in equity securities of small-capitalization companies. The Fund considers a company to be a small-capitalization company if it has a market capitalization, at the time of purchase, no larger than the largest capitalized company included in the Russell 2000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Fund may also invest up to 20% of its assets in equity securities of issuers that have market capitalizations, at the time of purchase, in other market capitalization ranges, and in investment-grade non-convertible debt securities, U.S. government securities and high quality money market instruments. The Fund may also invest up to 25% of its total assets in foreign securities.

JNL/JPMorgan MidCap Growth Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)
Seeks capital growth over the long-term by investing, under normal market circumstances, at least 80% of its assets in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase. Market capitalization is the total market value of a company’s shares. The Fund may also invest up to 20% of its total assets in all types of foreign securities.

JNL/JPMorgan U.S. Government & Quality Bond Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)
Seeks to obtain a high level of current income by investing, under normal circumstances, at least 80% of its assets in U.S. Treasury securities, obligations issued by agencies or instrumentalities of the U.S. government (which may not be backed by the U.S. government) and mortgage-backed securities, that are supported either by the full faith and credit of the U.S. government or their own credit, collateralized mortgage obligations issued by private issuers, repurchase agreements and derivatives related to the principal investments. The Fund may also invest in high-quality corporate debt securities.

JNL/Lazard Emerging Markets Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)
Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in equity securities of companies whose principal business activities are located in emerging market countries. The Fund may engage, to a limited extent, in various investment techniques, such as foreign currency transactions and the use of derivative instruments to gain exposure to foreign currencies and emerging securities, and to hedge the Fund’s investments.

JNL/Mellon Capital Index 5 Fund
Jackson National Asset Management, LLC
Seeks capital appreciation by investing in Class A shares of the following Underlying Funds:

➢	20% in the JNL/Mellon Capital S&P 500 Index Fund;

➢	20% in the JNL/Mellon Capital S&P 400 MidCap Index Fund;

➢	20% in the JNL/Mellon Capital Small Cap Index Fund;

➢	20% in the JNL/Mellon Capital International Index Fund; and

➢	20% in the JNL/Mellon Capital Bond Index Fund.

JNL/Mellon Capital Emerging Markets Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The Fund invests, under normal circumstances, at least 80% of its assets in stocks included in the MSCI Emerging Markets Index (“Index”), including depositary receipts representing securities of the Index. The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that comprise the Index.

JNL/Mellon Capital European 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to provide capital appreciation by investing at least 80% of its assets in the common stock of 30 companies selected from the MSCI Europe Index.

JNL/Mellon Capital Pacific Rim 30 Fund

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Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to provide capital appreciation by investing under normal circumstances at least 80% of its assets in the stocks of 30 companies selected from the MSCI Pacific Index.

JNL/Mellon Capital S&P 500 Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to match the performance of the S&P 500® Index. The Fund seeks to invest under normal circumstances at least 80% of its assets in the stocks in the S&P 500 Index in proportion to their market capitalization weighting in the S&P 500 Index in order to provide long-term capital growth.

JNL/Mellon Capital S&P 400 MidCap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to match the performance of the S&P MidCap 400 Index. The Fund invests in equity securities of medium capitalization-weighted domestic corporations. Under normal circumstances the Fund invests at least 80% of its assets in the stocks in the S&P MidCap 400 Index in proportion to their market capitalization weighting in the S&P MidCap 400 Index in order to provide long-term capital growth.

JNL/Mellon Capital Small Cap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to match the performance of the S&P SmallCap 600 Index and provide long-term growth of capital by investing in equity securities of small- to mid-size domestic companies. The Fund, under normal circumstances, invests at least 80% of its assets in the stocks included in the S&P SmallCap 600 Index in proportion to their market capitalization weighting in the Index.

JNL/Mellon Capital International Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to match the performance of the Morgan Stanley Capital International (“MSCI”) Europe Australia Far East (“EAFE”) Index. The Fund invests in international equity securities attempting to match the characteristics of each country within the index. Under normal circumstances the Fund invests at least 80% of its assets in the stocks included in the MCSI EAFE Index or derivative securities economically related to the MSCI EAFE Index in order to provide long-term capital growth.

JNL/Mellon Capital Bond Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to match the performance of the Barclays U.S. Aggregate Bond Index by investing under normal circumstances at least 80% of its assets in fixed-income securities. The Fund seeks to provide a moderate rate of income by investing in domestic fixed-income investments.

JNL/Mellon Capital Utilities Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances at least 80% of its assets in the stocks in the MSCI USA IMI Utilities Index in proportion to their market capitalization weighting in the MSCI USA IMI Utilities Index.

JNL/MMRS Conservative Fund
Jackson National Asset Management, LLC (and Milliman Financial Risk Management LLC)
Seeks growth of capital while also seeking to manage volatility and provide downside protection by investment in other funds. The Fund invests in Class A shares of a diversified group of Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are part of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and Jackson Variable Series Trust. Under normal circumstances the Fund allocates approximately 50% to 100% of its assets in Underlying Funds that invest primarily in fixed-income securities and up to 50% of its assets in Underlying Funds that invest primarily in equity securities.

JNL/MMRS Growth Fund
Jackson National Asset Management, LLC (and Milliman Financial Risk Management LLC)

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Seeks growth of capital while also seeking to manage volatility and provide downside protection by investment in other funds. The Fund invests in Class A shares of a diversified group of Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are part of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and Jackson Variable Series Trust. Under normal circumstances the Fund allocates approximately 10% to 90% of its assets in Underlying Funds that invest primarily in fixed-income securities and 10% to 90% of its assets in Underlying Funds that invest primarily in equity securities.

JNL/MMRS Moderate Fund
Jackson National Asset Management, LLC (and Milliman Financial Risk Management LLC)
Seeks growth of capital while also seeking to manage volatility and provide downside protection by investment in other funds. The Fund invests in Class A shares of a diversified group of Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are part of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and Jackson Variable Series Trust. Under normal circumstances the Fund allocates approximately 25% to 100% of its assets in Underlying Funds that invest primarily in fixed-income securities and up to 75% of its assets in Underlying Funds that invest primarily in equity securities.

JNL/Neuberger Berman Strategic Income Fund
Jackson National Asset Management, LLC (and Neuberger Berman Fixed Income LLC)
Seeks high current income with long-term capital appreciation as its secondary objective by investing primarily in a diversified mix of fixed rate and floating rate debt securities. The Fund’s investments may include securities issued by domestic and foreign governments, corporate entities, and trust structures. The Fund may invest in a broad array of securities, including: securities issued or guaranteed as to principal or interest by the U.S. government or any of its agencies or instrumentalities; corporate bonds; commercial paper; currencies and non-U.S. securities; mortgage-backed securities and other asset-backed securities; and loans.

JNL/Oppenheimer Emerging Markets Innovator Fund
Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)
Seeks capital appreciation by investing in equity securities of issuers in emerging markets and developing markets through the world. Under normal circumstances, the Fund will invest at least 80% of its assets in equity securities of issuers that are economically ties to an emerging market country.

JNL/PIMCO Real Return Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)
Seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Fund invests, under normal circumstances, at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations. Assets not invested in inflation-indexed bonds may be invested in other types of Fixed Income Instruments, which include bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

JNL/PIMCO Total Return Bond Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)
Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management. The Fund invests, under normal circumstances, at least 80% of its assets in a diversified portfolio of fixed-income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

JNL/PPM America Floating Rate Income Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks to provide a high level of current income by investing under normal circumstances at least 80% of its net assets in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate debt securities, structured products, money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds and floating rate funds. Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in such derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments may be used for the purpose of satisfying the 80% minimum investment requirement.

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JNL/PPM America High Yield Bond Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks to maximize current income, with capital appreciation as a secondary objective, by investing, under normal circumstances, at least 80% of its assets in high-yield, high-risk debt securities, commonly referred to as “junk bonds” and related investments. Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in derivatives instruments that have economic characteristics similar to the fixed-income investments may be used for the purpose of satisfying the 80% minimum investment requirement. The Fund may also invest in securities of foreign issuers. To the extent that the Fund invests in emerging market debt, this will be considered as an investment in a high-yield security for purposes of the 80% investment minimum requirement.

JNL/PPM America Mid Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies constituting the Russell Midcap Index (“Index”) under normal market conditions at the time of the initial purchase. The market capitalization range of the Index will vary with market conditions over time. If the market capitalization of a company held by the Fund moves outside the then-current Index range, the Fund may, but is not required to, sell such company's securities.

JNL/PPM America Total Return Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management. Under normal circumstances, the Fund invests at least 80% of its assets in a diversified portfolio of fixed-income investments of U.S. and foreign issuers such as government, corporate, mortgage- and other asset-backed securities and cash equivalents. The Fund may also invest in derivative instruments.

JNL/Red Rocks Listed Private Equity Fund
Jackson National Asset Management, LLC (and Red Rocks Capital LLC)
Seeks maximum total return by investing at least 80% of its assets in (i) securities of U.S. and non-U.S. companies listed on a national securities exchange, or foreign equivalent, that have a significant portion of their assets invested in or exposed to private companies or have as its stated intention to have a significant portion of its assets invested in or exposed to private companies (“Listed Private Equity Companies”), and (ii) derivatives or other instruments (such as exchange traded funds) that otherwise have the economic characteristics of Listed Private Equity Companies.

JNL/Scout Unconstrained Bond Fund
Jackson National Asset Management, LLC (and Scout Investments, Inc.)
Seeks to maximize total return consistent with the preservation of capital. The Fund invests at least 80% of its assets, determined at the time of purchase, in fixed-income instruments. In certain market conditions, the Fund may pursue its investment objective by investing a significant portion of its assets in cash or short-term debt obligations.

JNL/T. Rowe Price Established Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks long-term growth of capital and increasing dividend income by investing generally in common stocks of large-capitalization companies. The sub-adviser seeks investments in companies with one or more of the following characteristics: strong cash flow and an above-average rate of earnings growth; the ability to sustain earnings momentum during economic downturns; and occupation of a lucrative niche in the economy and the ability to expand even during times of slow economic growth. While the Fund invests principally in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options.

JNL/T. Rowe Price Short-Term Bond Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks a high level of income consistent with minimal fluctuation in principal value and liquidity by investing in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities. The Fund may also invest in money market securities, bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds. The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) at the time of purchase by at least one major

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credit rating agency or, if unrated, deemed to be of comparable quality by the sub-adviser.

JNL/T. Rowe Price Value Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks long-term capital appreciation by investing, via a value approach investment selection process, at least 65% of total assets in common stocks believed to be undervalued. Stock holdings are expected to consist primarily of large-company stocks, but may also include mid-cap and small-cap companies. The Fund may invest up to 25% of its total assets (excluding reserves) in foreign securities. Income is a secondary objective.

JNL/Westchester Capital Event Driven Fund
Jackson National Asset Management, LLC (and Westchester Capital Management, LLC)
Seeks to provide attractive risk-adjusted returns with low relative volatility in virtually all market environments. The Fund employs investment strategies designed to capture price movements generated by specific events including, but not limited to, securities of companies involved in mergers, acquisitions, asset sales or other divestitures, restructurings, refinancings, recapitalizations, reorganizations or other special situations.

JNL/WMC Balanced Fund
Jackson National Asset Management, LLC (and Wellington Management Company LLP)
Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stock and investment grade fixed-income securities. The Fund may invest in any type or class of security. The anticipated mix of the Fund’s holdings is typically 60-70% of its assets in equities and 30-40% in fixed-income securities, including cash and cash equivalents.

JNL/WMC Money Market Fund
Jackson National Asset Management, LLC (and Wellington Management Company LLP)
Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, U.S. dollar-denominated short-term money market instruments that mature in 397 days or less. The Fund primarily invests in money market instruments rated in one of the two highest short-term credit rating categories, including: (i) obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities or by state and local governments; (ii) time deposits, certificates of deposit and bankers acceptances, issued by banks and other lending institutions; (iii) commercial paper and other short-term obligations of U.S. and foreign issuers (including asset-backed securities); (iv) obligations issued or guaranteed by foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and (v) repurchase agreements on obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

JNL/S&P Competitive Advantage Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)
Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, believed to have superior profitability, as measured by return on invested capital, and trade a relatively attractive valuations. In selecting companies, Standard & Poor’s Investment Advisory Services LLC looks for the 30 companies ranked by return on invested capital and lowest market-to-book multiples.

JNL/S&P Dividend Income & Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)
Seeks primarily capital appreciation with a secondary focus on current income by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have attractive dividend yields and strong capital structures as determined by Standard & Poor’s Investment Advisory Services LLC. The companies with the highest Dividend Yield, are selected from each of 10 economic sectors in the S&P 500, with approximately equal exposure to each sector.

JNL/S&P International 5 Fund
Jackson National Asset Management, LLC (and Standard & Poor’s Investment Advisory Services LLC and Mellon Capital Management Corporation)
Seeks capital appreciation by investing in the common stock of foreign companies that are identified by a model strategy

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comprised of five underlying strategies. The Fund allocates all of its net assets in the following strategies:

➢	S&P Asia Pac Ex Japan Strategy

➢	S&P Canada Strategy

➢	S&P Europe Strategy

➢	S&P Japan Strategy

➢	S&P Middle East Strategy

JNL/S&P Intrinsic Value Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)
Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC, companies that generate strong free cash flows and sell at relatively attractive valuations.

JNL/S&P Total Yield Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)
Seeks capital appreciation by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that generate positive cash flow and have a strong track record, as determined by the sub-adviser, of returning cash to investors, such as through dividends, share repurchases or debt retirement.

JNL/S&P 4 Fund
Jackson National Asset Management, LLC
Seeks capital appreciation by making initial allocations (25%) of its assets and cash flows to the following four Underlying Funds (Class A) on a specific date each year:

➢	25% in JNL/S&P Competitive Advantage Fund;

➢	25% in JNL/S&P Dividend Income & Growth Fund;

➢	25% in JNL/S&P Intrinsic Value Fund; and

➢	25% in JNL/S&P Total Yield Fund.

JNL/S&P Mid 3 Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in common stocks of companies that are identified by a model based on three separate investment strategies. Under normal circumstances, the Fund invests approximately 1/3 of its net assets in the following strategies:

➢	MID Competitive Advantage Strategy;

➢	MID Intrinsic Value Strategy; and

➢	MID Total Equity Yield Strategy.

Jackson Variable Series Trust

JNAM Guidance – Interest Rate Opportunities Fund
Jackson National Asset Management, LLC
Seeks total return primarily through strategies that invest in fixed-income oriented securities, as well as other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund allocates the majority of its assets to Underlying Funds that invest primarily in fixed-income oriented securities of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance – Conservative Fund
Jackson National Asset Management, LLC
Seeks the generation of income through investment in other funds (the “Underlying Funds”). The Fund allocates its assets to Underlying Funds that invest primarily in fixed-income and other income-oriented securities (including high-yield ("junk")

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bonds) of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance – Moderate Fund
Jackson National Asset Management, LLC
Seeks a balance between the generation of income and the long-term growth of capital through investment in other funds (the “Underlying Funds”). The Fund allocates its assets to Underlying Funds that invest primarily in fixed-income and other income-oriented securities (including high-yield ("junk") bonds) as well as dividend-paying equity securities of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance – Growth Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital through an allocation in stocks and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund allocates its assets to Underlying Funds that invest primarily in equity securities of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance – Moderate Growth Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital by investing in other funds (the “Underlying Funds”) that offer a broad array of stock, bond, and other asset classes and strategies. The Fund allocates its assets to Underlying Funds that invest primarily in equity securities of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance – Maximum Growth Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital through an allocation in stocks and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund allocates its assets to Underlying Funds that invest primarily in equity securities of issuers in the U.S. and foreign countries, including emerging markets.

JNAM Guidance – Alt 100 Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital through investment in other funds (the “Underlying Funds”). Under normal market conditions, the Fund may allocate 100% of its assets to the Underlying Funds that invest in non-traditional asset classes.

Under normal circumstances, the Fund allocates at least 80% of its assets to the Underlying Funds that invest in non-traditional asset classes.

JNAM Guidance – Equity 100 Fund
Jackson National Asset Management, LLC
Seeks long-term growth of capital through investment in other funds (the “Underlying Funds”) with an equity orientation.
The Fund will invest in Underlying Funds such that 80% of its assets (net assets plus the amount of any borrowings for investment purposes) are invested in equities (which may include derivatives exposure to equity securities) of issuers in the U.S. and foreign countries, including emerging markets. The Fund allocates its assets to Underlying Funds that invest amongst various equity classes, as well as non-traditional investments.

JNAM Guidance – Fixed Income 100 Fund
Jackson National Asset Management, LLC
Seeks income and total return through investment in other funds (the “Underlying Funds”) with a fixed-income orientation.
The Fund will invest in Underlying Funds such that 80% of its assets (net assets plus the amount of any borrowings for investment purposes) are invested in fixed-income securities (which may include derivatives exposure to fixed-income securities) of issuers in the U.S. and foreign countries, including emerging markets. The Fund allocates its assets to Underlying Funds that invest amongst various fixed-income classes, as well as non-traditional investments.

JNAM Guidance – Real Assets Fund
Jackson National Asset Management, LLC
Seeks long-term real return through an allocation in stocks and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund seeks to achieve its objective by investing in shares of the Underlying Funds that

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focus on investments in commodity, inflation sensitive, natural resource and real estate sectors. The Fund allocates the majority of its assets to Underlying Funds that invest primarily in equity securities, inflation protected securities of issuers in the U.S. and foreign countries, including emerging and currencies.

JNL Tactical ETF Conservative Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks long-term growth of capital through investment in exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified group of underlying exchange-traded funds. Under normal market conditions, the Adviser allocates approximately 20% to 60% (with a target allocation of 40%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities, 40% to 80% (with a target allocation of 60%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed-income securities and/or cash alternatives, and up to 15% (with a target allocation of 0%) of the Fund’s assets to Underlying ETFs that invest primarily in alternative assets and strategies. The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

JNL Tactical ETF Moderate Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks long-term growth of capital through investment in a diversified group of exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified group of underlying exchange-traded funds. Under normal market conditions, the Adviser allocates approximately 40% to 80% (with a target allocation of 60%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities, 20% to 60% (with a target allocation of 40%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed-income securities and/or cash alternatives, and up to 15% (with a target allocation of 0%) of the Fund’s assets to Underlying ETFs that invest primarily in alternative assets and strategies. The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

JNL Tactical ETF Growth Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks long-term growth of capital through investment in a diversified group of exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in underlying exchange-traded funds. Under normal market conditions, the Adviser allocates approximately 60% to 100% (with a target allocation of 80%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities, 0% to 40% (with a target allocation of 20%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed-income securities and/or cash alternatives, and up to 15% (with a target allocation of 0%) of the Fund’s assets to Underlying ETFs that invest primarily in alternative assets and strategies. The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

JNL/American Funds® Global Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company, investment adviser to the Master Fund)
Seeks long-term growth of capital through exclusive investment in Class 1 shares of the American Funds Insurance Series® - Global Growth FundSM (the “Master Fund”). The Master Fund invests primarily in common stocks of companies around the world that have the potential for growth. As a fund that seeks to invest globally, the Master Fund will allocate its assets among securities of companies domiciled in various countries, including the United States and foreign countries, including emerging market countries. Under normal market conditions, the Master Fund seeks to invest at least 30% of its net assets in issuers domiciled outside of the United States.

JNL/American Funds® Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company, investment adviser to the Master Fund)
Seeks growth of capital through exclusive investment in Class 1 shares of the American Funds Insurance Series® - Growth FundSM (the “Master Fund”). The Master Fund invests primarily in common stocks and seeks to invest in companies that the Master Fund's investment adviser believes offers superior opportunities for growth of capital. The Master Fund may invest up to 25% of its assets in common stocks and other securities (including convertible and nonconvertible preferred stocks, bonds, and other debt securities) of issuers domiciled outside the U.S.

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JNL/AQR Risk Parity Fund
Jackson National Asset Management, LLC (and AQR Capital Management, LLC)
Seeks total return (consisting of capital appreciation and income) by allocating assets among major asset classes (including global developed and emerging market equities, global nominal and inflation-linked government bonds, developed and emerging market currencies, and commodities).

JNL/BlackRock Global Long Short Credit Fund
Jackson National Asset Management, LLC (and BlackRock Financial Management, Inc., BlackRock International Limited and BlackRock (Singapore) Limited)
Seeks absolute total returns over a complete market cycle through diversified long and short exposure to the global fixed-income markets. A complete market cycle for fixed-income funds such as the Fund is typically three to five years.
Under normal market conditions, the Fund invests at least 80% of its total assets in credit-related instruments, including, but not limited to, U.S. Government and agency securities, foreign government and supranational debt securities, corporate bonds, including bonds of companies principally engaged in the aircraft or air transportation industries, mortgage-related securities and asset-backed securities, collateralized debt and loan obligations, including bonds collateralized by aircraft and/or aircraft equipment, emerging market debt securities, preferred securities, structured products, mezzanine securities, senior secured floating rate and fixed rate loans or debt, second lien or other subordinated or unsecured floating rate and fixed rate loans or debt, convertible debt securities, and derivatives with similar economic characteristics.

JNL/DFA U.S. Micro Cap Fund
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP)
Seeks long-term capital appreciation. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its net assets in securities of U.S. micro-cap companies.

JNL/DoubleLine® Total Return Fund
Jackson National Asset Management, LLC (and DoubleLine Capital LP)
Seeks to maximize total return by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in bonds.

JNL/Eaton Vance Global Macro Absolute Return Advantage Fund
Jackson National Asset Management, LLC (and Eaton Vance Management)
Seeks total return by investing in securities, derivatives and other instruments to establish long and short investment exposures around the world. Total return is defined as income plus capital appreciation. The Fund normally invests in multiple countries and may have significant exposure to foreign currencies.

JNL/Epoch Global Shareholder Yield Fund
Jackson National Asset Management, LLC (and Epoch Investment Partners, Inc.)
Seeks to provide a high level of income. Capital appreciation is a secondary objective. The Fund generally invests in a diversified portfolio consisting of equity securities of companies located throughout the world, including the U.S., that have a history of attractive dividend yields and positive growth in operating cash flow. Under normal market conditions, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities of dividend-paying companies across all market capitalizations.

JNL/FAMCO Flex Core Covered Call Fund
Jackson National Asset Management, LLC (and Ziegler Capital Management, LLC)
Seeks long-term capital appreciation while reducing the downside risk of equity investments by investing in a portfolio of equity securities and writing (selling) call options on at least 80% of the Fund’s total assets. Over a market cycle, the Fund seeks to achieve its objective by investing in a portfolio consisting primarily of large capitalization common stocks of U.S. corporations and U.S. dollar-denominated equity securities of foreign issuers (including American Depositary Receipts (“ADRs”)), in each case traded on U.S. securities exchanges, and on an ongoing basis, writing (selling) covered call options.

JNL/Lazard International Strategic Equity Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)
Seeks long-term capital appreciation. Under normal market conditions, the Fund invests at least 80% of its assets (plus any borrowings made for investment purposes) in equity securities, principally common stocks, of non-U.S. companies whose

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principal activities are located in countries represented by the Morgan Stanley Capital International (“MSCI”) Europe, Australasia and Far East (“EAFE”) Index that Lazard Asset Management LLC, the Fund’s sub-adviser, believes are undervalued based on their earnings, cash flow or asset values.

JNL/Neuberger Berman Currency Fund
Jackson National Asset Management, LLC (and Neuberger Berman Investment Advisers LLC)
Seeks absolute return by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in currency-related investments.

JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund
Jackson National Asset Management, LLC (and Neuberger Berman Investment Advisers LLC)
Seeks total return by investing under normal circumstances in commodity-linked derivative instruments and fixed-income instruments. Commodities are assets that have tangible properties, such as oil, natural gas, agricultural products or metals. The Fund seeks to gain exposure to the commodity markets by investing, directly or indirectly, in futures contracts on individual commodities and other commodity-linked derivative instruments.

JNL/Nicholas Convertible Arbitrage Fund
Jackson National Asset Management, LLC (and Nicholas Investment Partners, L.P.)
Seeks absolute return by taking long positions in convertible bonds and short positions in common stock underlying those convertible bonds.

JNL/PIMCO Credit Income Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)
Seeks maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of investment grade corporate fixed-income securities of varying maturities, which may be represented by forwards, repurchase agreements, reverse repurchase agreements or loan participations and assignments or derivatives such as options, futures contracts or swap agreements.

JNL/PPM America Long Short Credit Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks to maximize total return through a combination of current income and capital appreciation, consistent with capital preservation by investing its assets across a wide range of fixed-income securities, and other investments to generate total return under a variety of market conditions and economic cycles.

JNL/T. Rowe Price Capital Appreciation Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks long-term capital appreciation by investing primarily in common stocks. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 50% of its total assets in common stocks. The remaining assets are generally invested in convertible securities, corporate and government debt, bank loans (which represent an interest in amounts owed by a borrower to a syndicate of lenders), and foreign securities, in keeping with the Fund’s objective. The Fund may invest up to 25% of its total assets in foreign securities.

JNL/The Boston Company Equity Income Fund
Jackson National Asset Management, LLC (and The Boston Company Asset Management LLC)
Seeks total return (consisting of capital appreciation and income). Under normal market conditions, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities. The Fund seeks to focus on dividend-paying stocks and other investments and investment techniques that provide income, including covered call strategies.

JNL/The London Company Focused U.S. Equity Fund
Jackson National Asset Management, LLC (and The London Company of Virginia, LLC)
Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its net assets in common stocks of companies located in the United States. The Fund may invest in companies of any market capitalization and will typically hold a limited number of names in the portfolio.

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JNL/Van Eck International Gold Fund
Jackson National Asset Management, LLC (and Van Eck Associates Corporation)
Seeks long-term capital appreciation. The Fund may take current income into consideration when choosing investments. Under normal conditions, the Fund invests at least 80% of its net assets in securities of companies principally engaged in gold-related activities, instruments that derive their value from gold, gold coins and bullion.

JNL/WCM Focused International Equity Fund
Jackson National Asset Management, LLC (and WCM Investment Management)
Seeks long-term capital appreciation by investing primarily in companies outside the United States. The Fund, under normal circumstances, invests at least 80% of its net assets in equity securities.

JNL Variable Fund LLC

JNL/Mellon Capital Nasdaq® 100 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return by investing in the stocks of companies in the Nasdaq-100 Index® that are expected to have a potential for capital appreciation. The Fund selects a portfolio of stocks of companies selected from stocks included in the Index. The Index includes 100 of the largest non-financial domestic and international securities listed on the Nasdaq Stock Market. The Index reflects companies across high-growth industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology.

JNL/Mellon Capital S&P® 24 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation by investing approximately equal amounts in the stocks of 24 companies that have the potential for capital appreciation, on a specific date each year.

JNL/Mellon Capital S&P® SMid 60 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks capital appreciation by investing in the stocks of 30 companies included in the Standard & Poor's MidCap 400 Index and 30 companies in the Standard & Poor's SmallCap 600 Index. The Fund seeks to achieve its objective by identifying small and mid-capitalization companies with improving fundamental performance and sentiment. The sub-adviser follows a process that attempts to select small and mid-cap companies that are likely to be in an earlier stage of their economic life cycle than mature large-cap companies.

JNL/Mellon Capital Communications Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Telecommunication Services 25/50 Index in proportion to their market capitalization weighting in the MSCI USA IMI Telecommunication Services 25/50 Index.

JNL/Mellon Capital Consumer Brands Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Consumer Discretionary Index in proportion to their market capitalization weighting in the MSCI USA IMI Consumer Discretionary Index.

JNL/Mellon Capital Financial Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Financials Index in proportion to their market capitalization weighting in the MSCI USA IMI Financials Index.

JNL/Mellon Capital Healthcare Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

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Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Health Care Index in proportion to their market capitalization weighting in the MSCI USA IMI Health Care Index.

JNL/Mellon Capital Oil & Gas Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Energy Index in proportion to their market capitalization weighting in the MSCI USA IMI Energy Index.

JNL/Mellon Capital Technology Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the MSCI USA IMI Information Technology Index in proportion to their market capitalization weighting in the MSCI USA IMI Information Technology Index.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment sub-advisers. The Funds described are available only through variable annuity contracts issued by Jackson of NY. They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

You should read the summary prospectuses for the Funds and/or the prospectuses for the JNL Series Trust, the JNL Variable Fund LLC, and the Jackson Variable Series Trust carefully before investing. The summary prospectuses for the Funds are attached to this prospectus. The summary prospectuses for the Funds and prospectuses for the JNL Series Trust, the JNL Variable Fund LLC, and the Jackson Variable Series Trust may also be obtained at no charge by calling 1-800-599-5651 (NY Annuity and Life Service Center) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), by writing P.O. Box 30313, Lansing, Michigan 48909-7813, or by visiting www.jackson.com. Additional Funds and Investment Divisions may be available in the future.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners. An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

Substitution. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested. We will not do this without any required approval of the SEC. We will give you notice of any substitution.

CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. These charges may be a lesser amount where required by state law, but will not be increased except as described below. We expect to profit from certain charges assessed under the Contract. These charges (and certain other expenses) are as follows:

Monthly Contract Charge. During the accumulation phase we deduct a $10 Monthly Contract Charge ($120 per year). The Monthly Contract Charge will increase by $2.50 ($30 per year) on every fifth Contract Anniversary following the Issue Date. We reserve the right to waive any increase to this charge, in a non-discriminatory manner.

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This charge is deducted on each Contract Monthly Anniversary. We will also deduct the Monthly Contract Charge if you make a total withdrawal on a date other than a Contract Monthly Anniversary. The charge will be taken from the Investment Divisions based on the proportion their respective value bears to the Contract Value.

The charge compensates us for expenses associated with administration of Contracts, acquisition of business including marketing expenses, risks we assume in connection with the Contracts and costs associated with providing Contract benefits.

Transfer Charge. We deduct $25 for each transfer in excess of 15 in a Contract Year. Th e charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division. The charge compensates us for the administrative cost associated with the transfers. We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require. Transfers made in connection with Investment Divisions under the Guidance Model Portfolios are treated the same as other transfers with respect to the charges and waivers described above. For information on the Dollar Cost Averaging, Earnings Sweep and Rebalancing programs please see the applicable section under “OTHER INFORMATION” beginning on page 41.

Withdrawal Charge. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

•	Premiums that are no longer subject to a withdrawal charge (Premiums in your annuity for at least three years without being withdrawn), plus

•	earnings (excess of your Contract Value over your Remaining Premiums)

•
during each Contract Year 10% of Premium (subject to certain exclusions) that would otherwise incur a withdrawal charge, and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings (required minimum distributions will be counted as part of the free withdrawal amount).

We will deduct a withdrawal charge on:

•	withdrawals in excess of the free withdrawal amount (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or

•	withdrawals under a Contract that exceed its required minimum distribution under the Internal Revenue Code (the entire withdrawal will be subject to the withdrawal charge), or

•	amounts withdrawn in a total withdrawal.

The amount of the withdrawal charge deducted varies according to the following schedule and is based on Completed Years following each Premium:

Withdrawal Charge (as a percentage of Premium payments):

Completed Years since Receipt of Premium	0-1	1-2	2-3	3+
	2.0%	2.0%	1.0%	0%

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium. If you make a full withdrawal, the withdrawal charge is based on Premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for expenses associated with the acquisition of business including administrative and marketing expenses and other distribution expenses incurred by us or our affiliated distributor.

Note: Withdrawals under a non-qualified Contract will be taxable on an “income first” basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax

27

contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

•	income payments during your Contract's income phase;

•	death benefits; or

•
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution, then the entire withdrawal will be subject to the withdrawal charge).

We may waive the withdrawal charge when the Contract is purchased by employees of the Company. These transactions will be conducted in a non-discriminatory manner and under circumstances that reduce our business acquisition expenses.

Other Expenses. We pay the operating expenses of the Separate Account. There are deductions from and expenses paid out of the assets of the Funds. These expenses are described in the attached summary prospectus for the Funds. For more information, please see the “Total Annual Fund Operating Expenses” table beginning on page 4.

Premium Taxes. Your state charges Premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Currently, the deduction would be 2% of a Premium payment, but we are not required to pay Premium taxes.

Income Taxes. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division. No federal income taxes are applicable under present law and we are not presently making any such deduction.

DISTRIBUTION OF CONTRACTS
[TO BE UPDATED BY AMENDMENT]
Jackson National Life Distributors LLC (“Distributor”), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts. Distributor is a wholly owned subsidiary of Jackson. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). Distributor is not a member of the Securities Investor Protection Corporation (“SIPC”). For more information on broker-dealers and their registered representatives, you may use the FINRA BrokerCheck program via telephone (1-800-289-9999) or the Internet (http://brokercheck.finra.org).

The Contracts are offered to customers of various financial institutions, brokerage firms and their affiliate insurance agencies (each a "Financial Institution," collectively "Financial Institutions"). Financial Institutions may also be registered as, or affiliated with, an investment adviser and offer advisory services through their registered representatives/investment adviser representatives to Contract Owners. No Financial Institution has any legal responsibility to pay amounts that are owed under the Contracts. The obligations and guarantees under the Contracts are the sole responsibility of Jackson. The Financial Institutions are responsible for delivery of various related disclosure documents and the accuracy of their oral description and suitable recommendation of the purchase of the Contracts.

No commissions are paid to the Financial Institutions that sell the Contracts. However, the Financial Institutions or their representatives may charge you an investment advisory or similar fee under an agreement you have with them independent of Jackson or Distributor. The Financial Institutions or their representatives determine the amount of the fee that will be charged and the amounts charged may vary based upon the practices of each Financial Institution. There may be tax and Contract implications, including adverse effects on Contract benefits, if you elect to have such fees withdrawn directly from the Contract. Financial Institutions providing such advisory services are acting solely on your behalf. Neither Jackson nor Distributor offer advice on how to allocate your Contract Value and we are not responsible for any advice your investment adviser provides to you. Neither Jackson nor Distributor endorses any investment advisers nor make any representations as to their qualifications.
Under certain circumstances, the Distributor and/or Jackson of NY or our affiliates may pay Financial Institutions bonuses, overrides, and marketing allowances. These payments and/or reimbursements are in recognition of marketing, distribution, and/or administrative support provided by the Financial Institution and may not be offered to all Financial Institutions. The terms of these arrangements vary widely depending on, among other things, products offered; the level and type of marketing, distribution, and administrative support services provided; assets under management; the volume of sales; and the level of access we are provided to the registered representatives of the Financial Institution. Such payments may influence Financial Institutions and/or their registered representatives to present the Contracts more favorably than other investment alternatives. Such compensation is subject to applicable state insurance law and regulation and the FINRA rules of conduct. While such compensation may be significant, it will not result in any additional direct charge by us to you.

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The two primary forms of such compensation paid by the Distributor and/or Jackson of NY or our affiliates are overrides and marketing support payments. Overrides are payments that are designed as consideration for product placement, assets under management, and sales volume. Overrides are generally based on a fixed percentage of annual product sales and generally range from 10 to 50 basis points (0.10% to 0.50%). Payments may also be based on a percentage of assets under management or paid as a specified dollar amount. Marketing support payments may be in the form of cash and/or non-cash compensation and are intended to provide us with exposure to registered representatives so that we may educate them about product features and benefits. Marketing support payments generally allow us to, among other things, participate in sales conferences (for example, national, regional, and top producer meetings hosted by a Financial Institution). Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings including travel and lodging expenses; client events; speaker fees; business development and educational enhancement items (such as software packages containing information for broker use, or prospecting lists); and other support services, including payments to third party vendors for such services. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience. Subject to FINRA rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items, occasional meals, and entertainment. Registered representatives may qualify for different levels of sales and service support depending on the volume of business that they do with us.

We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's charges.

The alphabetical listing below details the 20 Financial Institutions that received the largest amounts of overrides and/or marketing support payments in 2015 from the Distributor and/or Jackson of NY or our affiliates in relation to the sale of our variable insurance products. Payments to these firms ranged from approximately $750 thousand to approximately $24 million.

Cetera Advisor Networks, LLC
Commonwealth Financial Network
ING/Voya Financial Advisors, LLC
INVEST Financial Corporation*
Investment Centers of America, Inc.*
Lincoln Financial Advisors Corporation
LPL Financial Services
Merrill Lynch
MetLife Securities, Inc.
MML Investors Services, LLC
Morgan Stanley Smith Barney LLC
National Planning Corporation*
Raymond James & Associates, Inc.
Securities America, Inc.
Signator Investors, Inc.
SII Investments, Inc.*
Transamerica Financial Advisors, Inc.
UBS Financial Services, Inc.
Wells Fargo Advisors, LLC
Woodbury Financial Services, Inc.

*Jackson affiliate.

Please see Appendix B for a complete list of Financial Institutions that received amounts of overrides and/or marketing support payments in 2015 from the Distributor and/or Jackson of NY or our affiliates in relation to the sale of our variable insurance products. While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed and may involve substantial payments on a forward going basis.

Compensation is also paid to employees of the Distributor and/or Jackson of NY or our affiliates who are responsible for providing services to Financial Institutions. These employees are generally referred to as "wholesalers" and may meet with Financial Institutions and/or their registered representatives to provide training and sales support. The compensation paid to the wholesalers may vary based on a number of factors, including Premium payments; types of Contracts or optional benefits (if any) sold by the Financial Institutions

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the wholesaler services; wholesaler performance; and overall company performance. The wholesaler may be required to achieve internally-assigned goals related to the same type of factors and may receive bonus payments for the achievement of individual and/or company-wide goals.

In addition to the Distributor, the following Financial Institutions are affiliated with Jackson and under common control within the same holding company structure:

•	National Planning Corporation,

•	SII Investments, Inc.,

•	IFC Holdings, Inc. d/b/a Invest Financial Corporation, and

•	Investment Centers of America, Inc.

The Distributor also has relationships with the sub-advisers to the various underlying Funds and their affiliates. The Distributor receives payments from some sub-advisers to assist in defraying the costs of certain promotional and marketing meetings hosted by the Distributor in which the sub-advisers participate. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation. Our affiliated Financial Institutions may have other relationships with the sub-advisers (apart from Jackson) including selling retail mutual funds managed or advised by certain sub-advisers.

In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the “Other Contracts”) issued by Jackson and its subsidiary, Jackson National Life Insurance Company of New York. The compensation related to the Other Contracts consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by the Distributor and/or Jackson of NY or our affiliates, may be greater or less than the total compensation on similar or other products. The amount and/or structure of the compensation can create a conflict of interest as it may influence your Financial Institution and registered representative to present this Contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the Financial Institution and registered representative. You may ask your registered representative about any variations and how he or she and his or her Financial Institution are compensated for selling the Contract.

PURCHASES

Minimum Initial Premium:

•	$25,000 under most circumstances

Minimum Additional Premiums:

•	$500 for a qualified or non-qualified plan

•	$50 for an automatic payment plan

•	You can pay additional Premiums at any time during the accumulation phase.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. We reserve the right to limit the number of Contracts that you may purchase. There is a $100 minimum balance requirement for each Investment Division.

Maximum Premiums:

•	The maximum aggregate Premiums you may make without our prior approval is $2.5 million.

The payment of subsequent Premiums, depending on market conditions at the time they are made, may or may not contribute to the various benefits under your Contract. Our right to restrict Premiums to a lesser maximum amount may also affect the benefits under your Contract.

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Allocations of Premium. You may allocate your Premiums to one or more of the Investment Divisions. The minimum amount you may allocate to the Investment Division is $100. We will allocate any additional Premiums you pay in the same way unless you instruct us otherwise.

You may not allocate your Contract Values among more than 99 Investment Divisions at any one time.

We will issue your Contract and allocate your first Premium within two Business Days (days when the New York Stock Exchange is open) after we receive your first Premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five Business Days, we will return your money. Subsequent Premiums are allocated on the Business Day that the Premium is received. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Accumulation Units. Your Contract Value will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an “Accumulation Unit.” During the income phase we use a measure called an “Annuity Unit.”

Every Business Day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

•	determining the total amount of assets held in the particular Investment Division;

•	subtracting any taxes chargeable under the Contract; and

•	dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in this computation.

The value of an Accumulation Unit may go up or down from day to day based on the performance of the Funds, expenses and deduction of Contract charges..

When you make a Premium payment, we credit your Contract with Accumulation Units. The number of Accumulation Units we credit is determined at the close of that Business Day by dividing the amount of the Premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the respective charges under your Contract. If your Premium payment is received after the close of the New York Stock Exchange, the number of Accumulation Units credited will be determined at the end of the next Business Day.

In connection with arrangements we have to transact business electronically, we may have agreements in place whereby the time when certain broker-dealers receive your initial Purchase Payment and all required information in Good Order will be used for initial pricing of your Contract Values.  However, if we do not have an agreement with a broker-dealer providing for these pricing procedures, initial Purchase Payments received by the broker-dealer will not be priced until they are received by us. As of the date of this prospectus, we have such an agreement with Morgan Stanley Smith Barney LLC and SBHU Life Agency.  Please check with your representative to determine if his/her broker-dealer has an agreement with the Company that provides for these pricing procedures.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations.

You can make 15 transfers every Contract Year without charge.

A transfer will be effective as of the end of the Business Day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Restrictions on Transfers: Market Timing. The Contract is not designed for frequent transfers by anyone. Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund. Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing. Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract. To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

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Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days. Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

•	limiting the number of transfers over a period of time;

•	requiring a minimum time period between each transfer;

•	limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or

•	limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive Business Days. In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size. We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer. We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the JNL/WMC Money Market Investment Division, Dollar Cost Averaging, Earnings Sweep or the Rebalancing program. We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application. Please contact our Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures. We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time. If these policies and procedures are ineffective, the adverse consequences described above could occur. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above. For information about your account, please contact our Service Center. We require that you provide proper identification before performing transactions over the telephone or through our Internet website. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jackson.com.

What You Can Do and How. You may make transfers by telephone or through the Internet if you elect to have this privilege.

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Any authorization you (and any joint Owner) provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you, a joint Owner, or your representative unless you notify us to the contrary. To notify us, please call us at the Service Center. Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

You may elect to make partial withdrawals by telephone, provided that we have received your prior written authorization to take instructions over the telephone. The amount of the withdrawal requested cannot exceed 80% of the Contract Value, up to a gross maximum withdrawal of $50,000. Telephone withdrawal requests may only be made by the Owner(s). We reserve the right to discontinue this privilege or implement additional limitations.

What You Can Do and When. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's value of an Accumulation Unit for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next Business Day. We will retain permanent records of all web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Service Center immediately.

How to Cancel a Transaction. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Service Center before the New York Stock Exchange closes. Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege. Elections of any optional program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

•	by making either a partial or complete withdrawal,

•	by electing the Systematic Withdrawal Program,

•	by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge. For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium. When you make a complete withdrawal you will receive the value of your Contract as of the end of the Business Day your request is received by us in Good Order, minus any applicable taxes, the Monthly Contract Charges, and all applicable withdrawal charges. For more information about withdrawal charges, please see “Withdrawal Charge” beginning on page 27. We will pay the withdrawal proceeds within seven days of a request in Good Order. If a Purchase Payment made by personal check or electronic draft is received within the five days preceding a withdrawal request, we may delay payment of the withdrawal proceeds up to seven days after the date of the request, to ensure the check or electronic draft is not returned due to insufficient funds.

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Your withdrawal request must be in writing but, under certain circumstances, partial withdrawals by telephone are permitted. For more information, please see “Telephone and Internet Transactions” above. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Investment Division from which you are making the withdrawal. If the Contract Value is less than $500, any withdrawal request will be treated as a total withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Investment Divisions based on the proportion their respective values bear to the Contract Value.

With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. After your withdrawal, at least $100 must remain in each Investment Division from which the withdrawal was taken. A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.

The Contract is designed for Contract Owners who have hired an investment adviser to manage their Contract Value for a fee. You may authorize payment of the fee from the Contract by requesting a partial withdrawal. There may be tax and Contract implications, including adverse effects on Contract benefits, if you elect to have such fees withdrawn directly from the Contract. Conditions and limitations may apply, so please contact our Service Center for more information. Our contact information is on the cover page of this prospectus. The investment adviser you engage is acting solely on your behalf. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between you and your adviser, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 37.

Systematic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings. Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive. You may also be subject to a withdrawal charge.

Suspension of Withdrawals or Transfers. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);

•	under applicable SEC rules, trading on the New York Stock Exchange is restricted;

•	under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or

•	the SEC, by order, may permit for the protection of Contract Owners.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. You can choose the Income Date and an income option, but the Income Date must be at least 13 months after the Contract’s Issue Date. All of the Contract Value must be annuitized. The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may

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only be to a later date. You must give us written notice at least seven days before the scheduled Income Date. Income payments must begin by the Contract Anniversary on or next following your 95th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities. Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions. If you do not choose how to receive your income payments, your income payments will be variable payments based on the Investment Divisions.

You can choose to have income payments made monthly, quarterly, semi-annually or annually. Or you can choose a single lump sum payment. If you have less than $2,000 to apply toward an income option, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $20, we may set the frequency of payments so that the first payment would be at least $20.

Fixed Income Payments. If you choose to receive fixed payments, the amount of each income payment will be determined by applying the portion of your Contract Value allocated to fixed payments, less any applicable Premium taxes, to the rates in the annuity tables contained in the Contract applicable to the income option chosen. If the current annuity rates provided by us on contracts of this type would be more favorable to you , the current rates will be used.

Variable Income Payments. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

•	the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;

•	the amount of any applicable Premium taxes deducted from your Contract Value on the Income Date;

•	which income option you select; and

•
the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed net investment rate of 1.0% for all options and, if you select an income option with a life contingency, the age and gender of the Annuitant.

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time. Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time. If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of Annuity Units) exceeds the assumed net investment rate, then your income payments will increase; if that performance is less than the assumed net investment rate, then your income payments will decrease. Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant). Each income option is available as fixed payments or variable payments.

Option 1 - Life Income. This income option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you die prior to the date the second payment was due. If you die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

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Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

DEATH BENEFIT

The Contract has a death benefit, which is payable during the accumulation phase. The death benefit equals your Contract Value on the date we receive all required documentation from your Beneficiary.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes, but is not limited to, due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary). Payment will include interest to the extent required by law.

If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive the death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

Payout Options. The death benefit can be paid under one of the following payout options:

•	single lump sum payment; or

•	payment of entire death benefit within 5 years of the date of death; or

•
payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death; or

•
the Beneficiary may elect to receive distribution of the entire death benefit in a series of systematic withdrawals over a period not extending beyond the Beneficiary’s life expectancy. The distributions must satisfy the minimum distribution requirements resulting from the death of the Owner as defined by the Internal Revenue Code and the implementing regulations. Upon the Beneficiary’s death, under a tax-qualified Contract, the designated beneficiary may elect to continue such distributions or take a lump-sum distribution of the Contract Value. Under a non-qualified Contract, the designated beneficiary will receive a lump-sum distribution of the Contract Value.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If

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the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. If no payout option is selected, the entire death benefit will be paid within 5 years of the date of death. For more information, please see “Spousal Continuation Option” below.

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.

Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no death benefit will be paid at that time. See your financial advisor for information regarding the availability of the Spousal Continuation Option.

The Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code.

Death of Owner On or After the Income Date. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

Stretch Contracts. The beneficiary of death benefit proceeds from another company’s non-qualified annuity contract or tax-qualified annuity contract or plan, may use the death benefit proceeds to purchase a Contract (“Stretch Contract”) from us. The beneficiary of the prior contract or plan (“Beneficial Owner”) must begin taking distributions, or must have begun taking distributions under the prior contract or plan, within one year of the decedent’s death. The distributions must be taken over a period not to exceed the life expectancy of the Beneficial Owner, and the distributions must satisfy the minimum distribution requirements resulting from the decedent’s death as defined by the Internal Revenue Code and implementing regulations. (See “Non-Qualified Contracts – Required Distributions” on page 39.) Upon the Beneficial Owner’s death, under a tax-qualified Stretch Contract, the designated beneficiary may elect to continue such distributions or take a lump-sum distribution of the Contract Value. Upon the Beneficial Owner’s death, under a non-qualified Stretch Contract, the Stretch Contract terminates, and the designated beneficiary will receive a lump-sum distribution of the Contract Value. We will waive withdrawal charges on any withdrawal necessary to satisfy the minimum distribution requirements. Withdrawals in excess of the minimum distribution requirements may be taken at any time, subject to applicable withdrawal charges. The rights of Beneficial Owners are limited to those applicable to the distribution of the death benefit proceeds.

Special requirements apply to non-qualified Stretch Contracts. All Premium payments must be received in the form of a full or partial 1035 exchange of the death benefit proceeds from a non-qualified annuity contract and other forms of Premium payments are not permitted. Joint ownership is not permitted. The Beneficial Owner may not annuitize the Stretch Contract. The Stretch Contract terminates upon the Beneficial Owner’s death, and we will pay the Contract Value to the Beneficial Owner’s beneficiary(ies) in a lump-sum distribution. Please read the Contract and accompanying endorsement carefully for more information about these and other requirements.

TAXES

The following is only general information and is not intended as tax advice to any individual. Additional tax information is included in the SAI. You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

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Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract. Some broker-dealers only offer the Contracts as non-qualified contracts.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts – General Taxation. Increases in the value of a non-qualified contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified contract are treated as distributions.

Non-Qualified Contracts – Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts – Withdrawals and Income Payments. Any withdrawal from a non-qualified contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. In contrast, a part of each income payment under a non-qualified contract is generally treated as a non-taxable return of Premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified contract. This penalty tax will not apply to any amounts:

•	paid on or after the date you reach age 59 1/2;

•	paid to your Beneficiary after you die;

•	paid if you become totally disabled (as that term is defined in the Code);

•
paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

•	paid under an immediate annuity; or

•	which come from Premiums made prior to August 14, 1982.

Beginning in 2013, the taxable portion of distributions from a non-qualified annuity contract will be considered investment income for purposes of the new Medicare tax on investment income. As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts. These levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Owners should consult their own tax advisers for more information.

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Non-Qualified Contracts – Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract issued after January 18, 1985 to provide that (a) if an Owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if an Owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the Owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death. The Owner's “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner's “designated beneficiary” is the surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Owner.

Non-Qualified Contracts - 1035 Exchanges. Under Section 1035 of the Code, you can purchase a variable annuity contract through a tax-free exchange of another annuity contract, or a life insurance or endowment contract. For the exchange to be tax-free under Section 1035, the owner and annuitant must be the same under the original annuity contract and the Contract issued to you in the exchange. If the original contract is a life insurance contract or endowment contract, the owner and the insured on the original contract must be the same as the owner and annuitant on the Contract issued to you in the exchange. Under certain circumstances, partial surrenders may be treated as a tax-free “partial 1035 exchange” (please see the Statement of Additional Information for more information).

Tax-Qualified Contracts – Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified contracts. The Code also imposes required minimum distributions for tax-qualified contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals – Tax-Sheltered Annuities. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an Owner:

•	reaches age 59 1/2;

•	leaves his/her job;

•	dies;

•	becomes disabled (as that term is defined in the Code); or

•	experiences hardship. However, in the case of hardship, the Owner can only withdraw the Premium and not any earnings.

Withdrawals – Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals – Investment Adviser Fees. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

•	there was a written agreement providing for payments of the fees solely from the annuity Contract,

•	the Contract Owner had no liability for the fees, and

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•	the fees were paid solely from the annuity contract to the adviser.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Assignment. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the underlying investments are being managed so as to comply with these requirements. A fuller discussion of the diversification requirements is contained in the SAI.

Owner Control. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.
Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the Contract Owner and Jackson of NY regarding the availability of a particular investment option and other than the Contract Owner's right to allocate Premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers 109 Investment Divisions, and, if more than 99 options are offered, a Contract Owner's Contract Value can be allocated to no more than 99 Investment Divisions at any one time. The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract Owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson of NY does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Different rules may apply to payments delivered outside the United States.

Eligible rollover distributions from a Contract issued under certain types of tax-qualified plans will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

(a)
one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

(b)	a required minimum distribution; or

(c)	a hardship withdrawal.

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JACKSON OF NY TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below. While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) we do not currently include company income taxes in the charges owners pay under the products.

OTHER INFORMATION

Dollar Cost Averaging. You can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions (each a "Designated Option") from any of the Investment Divisions (each a “Source Option”). Investment Divisions under a Guidance Model Portfolio also are available as Designated Options and Source Options.

In the case of transfers from Investment Divisions with a less volatile unit value to the Investment Divisions, Dollar Cost Averaging can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets.

There is no charge for Dollar Cost Averaging. You may cancel your Dollar Cost Averaging program using whatever methods you use to change your allocation instructions. You should consult with your representative with respect to the current availability of Dollar Cost Averaging. Certain restrictions may apply.

Earnings Sweep. You can choose to have your earnings transferred automatically on a monthly basis from the JNL/WMC Money Market Investment Division into other Investment Divisions. Earnings Sweep may only be added within 30 days of the Issue Date of your Contract.

There is no charge for Earnings Sweep. You may cancel your Earnings Sweep program using whatever methods you use to change your allocation instructions. You should consult with your representative with respect to the current availability of Earnings Sweep. Certain restrictions may apply.

Guidance Model Portfolios. The Elite Access Advisory Guidance Model Portfolios may be offered to you through your representative at no additional cost to assist in diversifying your investment across various asset classes of the available Investment Divisions (the “Guidance Model Portfolios” or “Models”). The Guidance Model Portfolios allow you to choose from ten Models designed to assist in meeting your stated investment goals. Each Guidance Model Portfolio is comprised of a carefully selected combination of Investment Divisions representing various asset classes. The Models allocate among the various asset classes to attempt to match certain combinations of investors’ investment time horizon and risk tolerance. Please consult your representative for more information about investment based on the Guidance Model Portfolios.

Electing a Guidance Model Portfolio

Your representative is available to assist you in electing a Guidance Model Portfolio when you purchase your variable annuity or if after Contract issue. You should determine, with the assistance of your representative, as needed, which Model is most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a Model by notifying your representative who will advise you on how to execute your decision.

You may also choose to invest gradually into a Guidance Model Portfolio through the Dollar Cost Averaging (DCA) program. Please

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see “Dollar Cost Averaging” above.

You may invest in more than one Guidance Model Portfolio at a time and also invest in other Investment Divisions that are not part of the Guidance Model Portfolios. If you split your investment in one or more Guidance Model Portfolios, your investment may no longer be consistent with the Guidance Model Portfolio’s intended objectives. Additionally, if you invest in any Investment Divisions in addition to investing in a Guidance Model Portfolio, such an investment may not be or remain consistent with the Guidance Model Portfolio’s intended objectives you selected. Therefore, if you invest in a Guidance Model Portfolio, you should speak with your representative before investing in other Investment Divisions that are not part of the Guidance Model Portfolios.

You may request withdrawals, as permitted by your Contract, which will be taken proportionately from each of the allocations in the selected Guidance Model Portfolio unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Investment Divisions in the Guidance Model Portfolio, your investment may no longer be consistent with the Guidance Model Portfolio’s intended objectives. Withdrawals may be subject to a withdrawal charge and the usual tax consequences apply.

As further discussed with your representative, you can transfer 100% of your investment from each Guidance Model Portfolio to other Guidance Model Portfolios at any time; you will be transferred into the then current Models available. As a result of your transfer, you will need to update your allocation instructions on file with respect to subsequent Purchase Payments and, if applicable, DCA allocation instructions and Rebalancing instructions, if you want to reflect your new Model selection. Transfers where allocation and balancing instructions are not applicable, such as transfers of partial investments in a Model or transfers to multiple Models will require more detailed accompanying new instructions. Transfers in excess of 15 in a Contract Year may be subject to a charge (see “Transfer Charge” on page 27).

New Guidance Model Portfolios may be configured from time to time. The existing Models will remain unchanged. Thus, once you invest in a Model, the percentages of your Contract Value allocated to each Investment Division within the selected Model will not be changed by us. Any subsequent Purchase Payments will be invested in the same Guidance Model Portfolio as your existing Model and will not be invested in the then current Guidance Model Portfolios allocations, unless we receive specific written instructions to change to a new Guidance Model Portfolio. Your representative can provide you with information regarding the availability and nature of any new Guidance Model Portfolios and your selection of ones that meet your needs and goals. You should speak with your representative about how to keep the Investment Division allocations in your Guidance Model Portfolio in line with your investment goals over time.

Please see “Dollar Cost Averaging” above and “Rebalancing” below.

A subsequent Purchase Payment will be invested in the same Guidance Model Portfolio as your current investment unless we receive different instructions from you. You should consult with your representative to determine if you should update your allocation instructions, DCA target allocation instructions and/or Rebalancing program instructions on file when you make a subsequent Purchase Payment.

You can elect to have your investment in the Guidance Model Portfolios rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Investment Divisions of the Model you selected. Over time, the Guidance Model Portfolio you select may no longer align with its original investment objective due to the effects of Investment Division performance and changes in the Investment Division’s investment objectives. Therefore, if you do not elect to have your investment in the Guidance Model Portfolio rebalanced at least annually, then your investment may no longer be consistent with the Guidance Model Portfolio’s intended objectives. In addition, your investment goals, financial situation and risk tolerance may change over time. You should consult with your representative about how to keep your Guidance Model Portfolio’s allocations in line with your investment goals. Finally, changes in investment objectives or management of the underlying Funds invested in by the Investment Divisions in the Models may mean that, over time, the Models no longer are consistent with their original investment goals.

Important Information about the Guidance Model Portfolios

The Guidance Model Portfolios are not intended as investment advice about investing in the Investment Divisions, and we do not provide investment advice regarding whether a Guidance Model Portfolio should be revised or whether it remains appropriate to invest in accordance with any particular Guidance Model Portfolio. The Guidance Model Portfolios do not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Guidance Model Portfolios may have been built. Also, allocation to a single asset class may outperform a Model, so that you could have better investment returns investing in a single asset class than in a Guidance Model Portfolio. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Investment Division chosen for a particular Guidance Model Portfolio will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

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The Guidance Model Portfolios represent suggested allocations that are provided to you as general guidance through your representative. You should work with your representative in determining if one of the Guidance Model Portfolios meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Guidance Model Portfolios can be obtained from your representative.

We reserve the right to change the Investment Divisions and/or allocations to certain Investment Divisions in each Model to the extent that Investment Divisions or the Funds in which they invest are liquidated, substituted, merged or otherwise reorganized.

We reserve the right to modify, suspend or terminate the Guidance Model Portfolios at any time.

Rebalancing. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions (including Investment Divisions under Guidance Model Portfolios) periodically to maintain your selected allocation percentages. Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions.

There is no charge for Rebalancing. You may cancel your Rebalancing program using whatever methods you use to change your allocation instructions. You should consult with your representative with respect to the current availability of Rebalancing. Certain restrictions may apply.

Free Look. You may return your Contract to the selling agent or us within twenty days after receiving it. Upon receipt of your Contract, we will refund the Contract Value .

We will determine the Contract Value in the Investment Divisions as of the date the Contract is mailed to the Company or the date you return it to the selling agent. We will return Premium payments where required by law. We will pay the applicable free look proceeds within seven days of a request in Good Order. If a Purchase Payment made by personal check or electronic draft is received within the five days preceding a free look request, we may delay payment of the free look proceeds up to seven days after the date of the request, to ensure the check or electronic draft is not returned due to insufficient funds.

Advertising. From time to time, we may advertise several types of performance of the Investment Divisions.

•	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.

•	Standardized average annual total return is calculated in accordance with SEC guidelines.

•
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

•	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. Performance may reflect the deduction of the Monthly Contract Charges and the deduction of withdrawal charges.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in any applicable provisions or requirements of the Internal Revenue Code.

Confirmation of Transactions. We will send you a written statement confirming that a financial transaction, such as a Premium payment, withdrawal, or transfer has been completed. This confirmation statement will provide details about the transaction. Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions. If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments. If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

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Legal Proceedings. Jackson National Life Insurance Company (Jackson of NY's parent) and its subsidiaries are defendants in a number of civil proceedings, arising in the ordinary course of business. We do not believe at the present time that any pending action or proceeding will have a material adverse effect upon the Separate Account, Jackson of NY’s ability to meet its obligations under the Contracts, or Jackson National Life Distributors LLC’s ability to perform its contract with the Separate Account.

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TABLE OF CONTENTS OF
THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History
Services
Purchase of Securities Being Offered
Underwriters
Calculation of Performance
Additional Tax Information
Annuity Provisions
Net Investment Factor
Financial Statements of the Separate Account
Financial Statements of Jackson of NY

STATEMENT OF ADDITIONAL INFORMATION REQUEST FORM
To obtain any of the following Statements of Additional Information (SAIs), please complete the form below and mail to:

Jackson of NY®
PO Box 30313
Lansing, MI 48909-7813
You can also request a copy of any of the following SAIs by calling our Jackson of NY Service Center at 1-800-599-5651.

Please send me a copy of the current SAI for (check all that apply):

❑	Elite Access AdvisorySM Variable Annuity (NMV8389NY)

❑	JNL® Series Trust (V3180)

❑	JNL Variable Fund LLC (V3670)

❑	Jackson Variable Series Trust (CMV8711)

❑	American Funds Insurance Series (CMX5460)
Please Print:
Name: _____________________________________________________________________________________________________
Address: ___________________________________________________________________________________________________
City: ____________________________________________________ State: ______________________ Zip Code: ______________
Date: _________ /______ /______ Signed:     _______________________________________________________________________

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APPENDIX A
TRADEMARKS, SERVICE MARKS, AND RELATED DISCLOSURES

“JNL®,” “Jackson National®,” “Jackson®”,” “Jackson of NY®” and “Jackson National Life Insurance Company of New York®” are trademarks of Jackson National Life Insurance Company®.

The “S&P 500 Index,” “S&P MidCap 400 Index,” “S&P SmallCap 600 Index,” “Dow Jones Industrial Average,” and “Dow Jones Brookfield Global Infrastructure Index,” “STANDARD & POOR’S®,” “S&P®,” “S&P 500®,” “S&P MIDCAP 400 Index®,” “STANDARD & POOR’S MIDCAP 400 Index®,” “S&P SmallCap 600 Index®” and “STANDARD & POOR’S 500®” (collectively, the “Indices”) are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Jackson National Life Insurance Company (“Jackson”). “Dow Jones®”, “Dow Jones Industrial Average”, “DJIA®”, and “The Dow®” are service and/or trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to SPDJI and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company® (“Jackson”).

The Dow Jones Brookfield Global Infrastructure Index is calculated by SPDJI pursuant to an agreement with Brookfield Redding, Inc. (together with its affiliates, “Brookfield”) and has been licensed for use. Standard & Poor’s®, S&P® and S&P 500®, S&P MidCap 400® and S&P SmallCap 600® are registered trademarks of Standard & Poor’s Financial Services LLC; Brookfield® is a registered trademark of Brookfield Asset Management, Inc.; and the foregoing trademarks have been licensed by SPDJI for use.

The JNL/Mellon Capital S&P® SMid 60 Fund, JNL/Mellon Capital S&P 500 Index Fund, JNL/Mellon Capital S&P 400 MidCap Index Fund, and the JNL/Brookfield Global Infrastructure and MLP Fund (collectively, the “Products”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, Standard & Poor’s Financial Services LLC, Brookfield or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).

S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the Indices to track general market performance. S&P Dow Jones Indices’ only relationship to Jackson with respect to the Indices or the Products is the licensing of the Indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Indices are determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or the Products. S&P Dow Jones Indices have no obligation to take the needs of Jackson or the owners of the Products into consideration in determining, composing or calculating the Indices. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Products or the timing of the issuance or sale of the Products in the determination or calculation of the equation by which the Products are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Products. There is no assurance that investment products based on the Indices will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Products currently being issued by Jackson, but which may be similar to and competitive with Products. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.

Dow Jones, SPDJI and their respective affiliates do not:

•	Sponsor, endorse, sell or promote the Products.

•	Recommend that any person invest in the Products.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Products.

•	Have any responsibility or liability for the administration, management or marketing of the Products.

•	Consider the needs of the Products or the owners of the Products in determining, composing or calculating the Indexes or have any obligation to do so.

Dow Jones, SPDJI and their respective affiliates will not have any liability in connection with the Products. Specifically,
• Dow Jones, SPDJI and their respective affiliates do not make any warranty, express or implied, and Dow Jones, SPDJI and their respective affiliates disclaim any warranty about:

• The results to be obtained by the Products, the owners of the Products or any other person in connection with the use of the DJIA and the data included in the Indexes;
• The accuracy or completeness of the Indexes and its data;
• The merchantability and the fitness for a particular purpose or use of the Indexes and its data;
• Dow Jones, SPDJI and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the Indexes or its data;
•    Under no circumstances will Dow Jones, SPDJI and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing agreement relating to the use of the Indexes and trademarks referred to above by Jackson and SPDJI is solely for the benefit of the Products and not for any other third parties.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS IN CALCULATING THE INDICES. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON OR OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC. S&P Capital IQ is a trademark of Standard & Poor's Financial Services LLC.

The following applies to the JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Total Yield Fund, JNL/S&P Intrinsic Value Fund, JNL/S&P International 5 Fund, JNL/S&P 4 Fund, and JNL/S&P Mid 3 Fund.

Standard & Poor’s Investment Advisory Services LLC (“SPIAS”) is a registered investment advisor with the U.S. Securities and Exchange Commission and a wholly owned subsidiary of McGraw-Hill Financial, Inc. SPIAS does not provide advice to underlying clients of the firms to which it provides services. SPIAS does not act as a “fiduciary” or as an “investment manager,” as defined under ERISA, to any investor. SPIAS is not responsible for client suitability.

Programs and products of the firms to which SPIAS provides services are not endorsed, sold or promoted by SPIAS and its affiliates, and SPIAS and its affiliates make no representation regarding the advisability of investing in those programs and products. With respect to the asset allocations and investments recommended by SPIAS, investors should realize that such investment recommendations are provided to Jackson National Asset Management, LLC only as a general recommendation. The underlying funds of the JNL/S&P 4 Fund are co-sub-advised by SPIAS. SPIAS does not co-sub-advise the JNL/S&P 4 Fund. There is no agreement or understanding whatsoever that SPIAS will provide individualized advice to any investor. SPIAS does not take into account any information about any investor or any investor’s assets when providing investment advisory services to firms to which SPIAS provides services. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. Individual investors should ultimately rely on their own judgment and/or the judgment of a representative in making their investment decisions.

Standard & Poor’s Financial Services LLC, SPIAS, and their affiliates (collectively S&P), and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively with S&P, S&P Parties) do not guarantee the accuracy, completeness, adequacy or timeliness of any information, including ratings and valuations, and are not responsible for errors and omissions, or for the results obtained from the use of such information, and S&P Parties shall have no liability for any errors, omission, or interruptions therein (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such information. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF

MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the information contained in this document even if advised of the possibility of such damages.

S&P’s credit ratings are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions. S&P credit ratings should not be relied on when making any investment or other business decision. S&P’s opinions and analyses do not address the suitability of any security. S&P does not act as a fiduciary or an investment advisor, except where registered as such. While S&P has obtained information from sources they believe to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P publications and third party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

Based on a universe of funds provided to SPIAS, SPIAS may recommend for investment certain funds to which S&P licenses certain intellectual property or otherwise has a financial interest, including exchange-traded funds whose investment objective is to substantially replicate the returns of a proprietary index of S&P Dow Jones Indices, such as the S&P 500. SPIAS recommends these funds for investment based on asset allocation, sector representation, liquidity and other factors; however, SPIAS has a potential conflict of interest with respect to the inclusion of these funds. In cases where S&P is paid fees that are tied to the amount of assets that are invested in the fund, investment in the fund will generally result in S&P earning compensation in addition to the fees received by SPIAS in connection with its provision of services. In certain cases there may be alternative funds that are available for investment that will provide investors substantially similar exposure to the asset class or sector.

S&P provides a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

SPIAS may consider research and other information from affiliates in making its investment recommendations. The investment policies of certain portfolios specifically state that among the information SPIAS will consider in evaluating a security are the credit ratings assigned by S&P. SPIAS does not consider the ratings assigned by other credit rating agencies. Credit rating criteria and scales may differ among credit rating agencies. Ratings assigned by other credit rating agencies may reflect more or less favorable opinions of creditworthiness than ratings assigned by S&P.

The Funds are not sponsored, endorsed, sold or promoted by S&P and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in the Funds.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

DoubleLine is a registered service mark of DoubleLine Capital LP.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s).  The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations' only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson.  The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Nasdaq® 100 Fund.  The JNL/Mellon Capital Nasdaq® 100 Fund is not issued, endorsed, sponsored, managed, sold or promoted by the Corporations.  THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL NASDAQ® 100 Fund.

THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”).  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC.  NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY.  NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI

INDEXES.  NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND IS REDEEMABLE.  FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND, OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL FRONTIER MARKETS 100 INDEX FUND, OWNERS OF THE JNL/MELLON CAPITAL FRONTIER MARKETS 100 INDEX FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI

PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Barclays Capital Inc. and its affiliates (“Barclays”) is not the issuer or producer of JNL/DoubleLine® Shiller Enhanced CAPE® Fund and Barclays has no responsibilities, obligations or duties to investors in JNL/DoubleLine® Shiller Enhanced CAPE® Fund. The Shiller Barclays CAPE™ US Sector ER USD Index is a trademark owned by Barclays Bank PLC and licensed for use by JNL Series Trust (“JNLST”) as the Issuer of JNL/DoubleLine® Shiller Enhanced CAPE® Fund. Barclays only relationship with the Issuer in respect of Shiller Barclays CAPE™ US Sector ER USD Index is the licensing of the Shiller Barclays CAPE™ US Sector ER USD Index which is determined, composed and calculated by Barclays without regard to the Issuer or the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or the owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund. Additionally, JNLST or JNL/DoubleLine® Shiller Enhanced CAPE® Fund may for itself execute transaction(s) with Barclays in or relating to the Shiller Barclays CAPE™ US Sector ER USD Index in connection with JNL/DoubleLine® Shiller Enhanced CAPE® Fund investors acquire JNL/DoubleLine® Shiller Enhanced CAPE® Fund from JNLST and investors neither acquire any interest in Shiller Barclays CAPE™ US Sector ER USD Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in JNL/DoubleLine® Shiller Enhanced CAPE® Fund. The JNL/DoubleLine® Shiller Enhanced CAPE® Fund is not sponsored, endorsed, sold or promoted by Barclays. Barclays does not make any representation or warranty, express or implied regarding the advisability of investing in the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or the advisability of investing in securities generally or the ability of the Shiller Barclays CAPE™ US Sector ER USD Index to track corresponding or relative market performance.  Barclays has not passed on the legality or suitability of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund with respect to any person or entity. Barclays is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund to be issued.  Barclays has no obligation to take the needs of the Issuer or the owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or any other third party into consideration in determining, composing or calculating the Shiller Barclays CAPE™ US Sector ER USD Index Barclays has no obligation or liability in connection with administration, marketing or trading of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund.

The licensing agreement between JNLST and Barclays is solely for the benefit of JNLST and Barclays and not for the benefit of the owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund, investors or other third parties.

BARCLAYS SHALL HAVE NO LIABILITY TO THE ISSUER, INVESTORS OR TO OTHER THIRD PARTIES FOR THE QUALITY, ACCURACY AND/OR COMPLETENESS OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR FOR INTERRUPTIONS IN THE DELIVERY OF THE Shiller Barclays CAPE™ US Sector ER USD Index. BARCLAYS MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE INVESTORS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN.  BARCLAYS MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN. BARCLAYS RESERVES THE RIGHT TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, OR TO CEASE THE CALCULATION OR PUBLICATION OF THE Shiller Barclays CAPETM US Sector ER USD Index, AND BARCLAYS SHALL NOT BE LIABLE FOR ANY MISCALCULATION OF OR ANY INCORRECT, DELAYED OR INTERRUPTED PUBLICATION WITH RESPECT TO ANY OF THE Shiller Barclays CAPE™ US Sector ER USD Index BARCLAYS SHALL NOT BE LIABLE FOR ANY DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES, OR ANY LOST PROFITS AND EVEN IF ADVISED OF THE POSSIBILITY OF SUCH, RESULTING FROM THE USE OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR WITH RESPECT TO THE JNL/DOUBLELINE SHILLER ENHANCED CAPE FUND.

None of the information supplied by Barclays Bank PLC and used in this publication may be reproduced in any manner without the prior written permission of Barclays Capital, the investment banking division of Barclays Bank PLC. Barclays Bank PLC is registered in England No. 1026167. Registered office 1 Churchill Place London E l 4 5HP.

APPENDIX B

FINANCIAL INSTITUTION SUPPORT

Below is a complete list of Financial Institutions that received marketing and distribution and/or administrative support in 2015 from the Distributor and/or Jackson of NY or our affiliates in relation to the sale of our variable insurance products.
[TO BE UPDATED BY AMENDMENT]

1st Global Capital Corporation	Bolton Global Capital	Commonwealth Financial Network
Adirondack Trading Group, LLC	BOSC, Inc.	Community America Financial Solutions, LLC
Advanced Financial Services	Broker Dealer Financial Services Corporation	Comprehensive Asset Management and
Advanced Wealth and Retirement Planning	Brokers International Financial Services, LLC	Servicing, Inc.
Concepts	Brooklight Place Securities	Cona Investment Advisors, LLC
Advisors Wealth Management, Inc.	Bruce A. Lefavi Securities, Inc.	Concorde Investment Services, LLC
Advisory Group Equity Services, Ltd.	Bruderman Brothers	Coordinated Capital Securities, Inc.
Allegheny Investments, Ltd.	Buckman, Buckman & Reid, Inc.	CoreCap Investments, Inc.
Allegiance Capital, LLC	Cabot Lodge Securities, LLC	Corinthian Partners
Allegis Investment Services	Cadaret, Grant & Co., Inc.	Cornerstone Financial Services, Inc.
Allen & Company of Florida, Inc.	Calton & Associates, Inc.	Country Capital Management Company
Allstate Financial Services, LLC	Cambridge Investment Research, Inc.	Country Club Financial Services, Inc.
American Capital	Cantella & Company, Inc.	Creative Financial Designs, Inc.
American Independent Securities Group, LLC	Cape Securities, Inc.	Crescent Securities Group
American Investors Company	Capital Financial Services	Crown Capital Securities, L.P.
American Portfolios Financial Services, Inc.	Capital Guardian, LLC	CUNA Brokerage Services, Inc.
Ameriprise Advisor Services, Inc.	Capital Investment Group, Inc.	CUSO Financial Services, Inc.
Ameritas Investment Corporation	Capital One Investment Services, LLC	Cutter & Company
Arete Wealth Management, LLC	Capital Resource Management	D.A. Davidson & Company
Arque Capital, Ltd.	Capital Synergy Partners, Inc.	D.H. Hill Securities, LLP
Arvest Asset Management	Capitol Securities Management, Inc.	Davenport & Company, LLC
Associated Investment Services	Carey, Thomas, Hoover, & Breault, Inc.	Davinci Capital Management Inc.
Aurora Capital, LLC	Cary Street Partners, LLC	Dempsey Lord Smith, LLC
Ausdal Financial Partners, Inc.	CCF Investments, Inc.	Despain Financial Corporation
Aveo Capital Partners, LLC	CCO Investment Services Corporation	DFPG Investments
AXA Advisors, LLC	Centaurus Financial, Inc.	Dominion Investor Services
B. B. Graham & Company, Inc.	Centennial Securities Company, Inc.	Doughtery & Company, Inc.
B.C. Ziegler & Company	Center Street Securities, Inc.	Duncan Williams, Inc.
BA Financial Services, Inc.	Century Securities & Associates, Inc.	EDI Financial Inc.
BancWest Investment Services, Inc.	Ceros Financial Services, Inc.	Edward Jones & Company
Bankers & Investors Company	Cetera	Equable Securities Corporation
Bannon, Ohanesian & Lecours, Inc.	Cetera Advisor Networks, LLC	Equity Services, Inc.
BB&T Securities, LLC	Cetera Advisors, LLC	Essex National Securities, Inc.
BBVA Compass Investment Solutions Inc.	Cetera Financial Specialists, LLC	Everest Investment Advisors, Inc.
BCG Securities, Inc.	Cetera Investment Advisers, LLC	Fairport Capital, Inc.
BD Financial	Cetera Investment Services, LLC	FBT Investments, Inc.
Beaconsfield Financial Services	CFD Investments, Inc.	Feltl and Company
Beneficial Investment Services	CFS Investments, Inc.	Fifth Third Securities
Benjamin F Edwards & Company	Chelsea Financial Services	Financial Planning Consultants
Berthel, Fisher & Company Financial Services	CitiGroup Global Markets Inc.	Financial West Investment Group
BFC Planning, Inc.	Citizens Investment Services	Fintegra Financial Solutions
BFT Financial Group, LLC	CL Wealth Management, LLC	First Allied Securities, Inc.
BHF RG Capital, Inc.	Client One Securities, LLC	First American Securities
BMO Harris Financial Advisors, Inc.	Coastal Equities, Inc.	First Citizens Investor Services

First Financial Equity Corporation	IBN Financial Services, Inc.	Long Island Financial Group, Inc.
First Heartland Capital, Inc.	IFS Securities	Lowell & Company
First Independent Advisory Services, Inc.	IMS Securities, Inc.	LPL Financial Services
First Midwest Securities	Independence Capital Company	Lucia Securities, LLC
First National Capital Markets	Independent Financial Group, LLC	M Griffith Investment Services
First Republic Securities Company	Infinex Investments, Inc.	M. Holdings Securities, Inc.
First State Financial	Infinity Securities, Inc.	M&T Securities, Inc.
First Western Securities, Inc.	ING/Voya Financial Advisors, LLC	Madison Avenue Securities, Inc.
FirstMerit Financial Services, Inc.	Innovation Partners, LLC	McNally Financial Services Corp
Folger Nolan Fleming Douglas	Insight Securities	Means Investment Company, Inc.
Foothill Securities, Inc.	Institutional Securities Corporation	Mercap Securities, LLC
Foresters Equity Services Inc.	International Assets Advisory, LLC	Mercer Allied Company, LP
Fortune Financial Services, Inc.	Intervest International, Inc.	Merrill Lynch
Founders Financial Securities, LLC	INVEST Financial Corporation	MetLife Securities, Inc.
Fountainhead Capital Management	Investacorp, Inc.	Michigan Securities, Inc.
Freedom Investors Corporation	Investment Centers of America, Inc.	Mid Atlantic Capital Corporation
Freedom Wealth Advisors, LLC	Investment Network, Inc.	Mid-Atlantic Securities Inc.
FSC Securities Corporation	Investment Planners, Inc.	Millington Investments, LLC
FTB Advisors, Inc.	Investment Professional, Inc.	Ministry Partners Securities, LLC
Fusion Investment Advisors, LLC	Investors Capital Corporation	Mischler Financial Group, Inc.
G F Investment Services	J P Turner & Company, LLC	MML Investors Services, LLC
G.W. Sherwold Associates Inc.	J. Alden Associates, Inc.	Moloney Securities Company, Inc.
G.A. Repple and Company	J.W. Cole Financial, Inc.	Money Concepts Capital Corp
Garden State Securities	James T Borello & Company	Moors & Cabot, Inc.
Geneos Wealth Management, Inc.	Janney, Montgomery Scott, LLC	Morgan Stanley Smith Barney LLC
Girard Securities, Inc.	JHS Capital Advisors Inc.	Mutual of Omaha Investor Services, Inc.
Global Brokerage Services, Inc.	JJB Hilliard WL Lyons, LLC	Mutual Securities, Inc.
Global View Capital Management	JW Cole Financial, Inc.	Mutual Trust Company of America Securities
GLP Investment Services, LLC	K.W. Chambers & Company	MWA Financial Services, Inc.
Gold Coast Securities, Inc.	Kalos Capital, Inc.	National Planning Corporation
Gradient Securities, LLC	KCD Financial, Inc.	National Securities Corporation
Great American Investors, Inc.	Key Investment Services	Nations Financial Group, Inc.
GWN Securities, Inc.	Keystone Capital Corporation	Nationwide Planning Associates
H Beck, Inc.	KMS Financial Services Inc	Nationwide Securities, LLC
H.D. Vest Investment Securities, Inc.	Kovack Securities, Inc.	Navy Federal Brokerage Services, LLC
Hancock Investment Services, LLC	L.M. Kohn & Company, Inc.	NBC Securities, Inc.
Hantz Financial Services	L.O. Thomas & Co., Inc.	Neidiger, Tucker, Bruner, Inc.
Harbor Financial Services, LLC	Labrunerie Financial	New Century Financial Group, LLC
Harbour Investments, Inc.	Lara, Shull and May, LLC	New England Securities Corporation
Harger and Company, Inc.	Larson Financial Securities	Newbridge Securities Corporation
Harvest Capital, LLC	Lasalle St. Securities, LLC	Next Financial Group, Inc.
Hazard & Siegel, Inc.	Legend Equities Corporation	NFP Securities, Inc.
Hazlett Burt & Watson	Leigh Baldwin & Company	NIA Securities
HBW Securities, LLC	Liberty Partners Financial Services, LLC	North Ridge Securities Corporation
Heartland Investment Associates, Inc.	Lifemark Securities Corporation	Northeast Securities, Inc.
Hefren-Tillotson, Inc.	Lincoln Financial Advisors Corporation	Northridge Securities
Hornor, Townsend & Kent, Inc.	Lincoln Financial Securities Corporation	NorthStar Wealth Management, Inc.
HSBC Securities	Lincoln Investment Planning Inc.	Northwestern Mutual Investment Services, LLC
Huntleigh Securities Corporation	Lombard Securities	NOVA Financial, LLC

NPB Financial Group, LLC	Securities America, Inc.	United Planners Financial Services of America
NYLife Securities, Inc.	Securities Equity Group	U.S. Bancorp Investments, Inc.
Oak Tree Securities, Inc.	Securities Management & Research, Inc.	USA Financial Securities Corporation
OFG Financial Services, Inc.	Securities Service Network Inc.	Valic Financial Advisors, Inc.
Ohanesian & Lecours, Inc.	Sequoia Wealth Management	ValMark Securities, Inc.
OneAmerica Securities, Inc.	Shearson Financial Services	Vanderbilt Securities, LLC
Oppenheimer & Company, Inc.	Sigma Financial Corporation	VSR Financial Services, Inc.
Pacific American Securities, LLC	Signator Financial Services, Inc.	Waddell & Reed, Inc.
Packerland Brokerage Services	Signator Investors, Inc.	Wall Street Financial Group
Paradigm Equities, Inc.	Signature Financial Group	Wayne Hummer Investments, LLC
Park Avenue Securities, LLC	SII Investments, Inc.	Wealth Management Resources, Inc.
Parkland Securities, LLC	Silver Oak Securities	Wedbush Securities Inc.
Parsonex Securities, LLC	Sorrento Pacific Financial, LLC	Wellington Shields & Company, LLC
Peak Brokerage Services	Southeast Investments, N.C., Inc.	Wells Fargo Advisors, LLC
Peoples Securities, Inc.	Southwest Securities, Inc.	Wesbanco Securities, Inc.
PFA Security Asset Management Inc.	St. Bernard Financial Services, Inc.	Wescom Financial Services, LLC
PlanMember Securities Corporation	Stephens, Inc.	Western Equity Group
PNC Investments, LLC	Sterne Agee Financial Services, Inc.	Western International Securities Inc.
Presidential Brokerage, Inc.	Sterne, Agee & Leach, Inc.	WFG Investments, Inc.
Princor Financial Services	Stifel Nicolaus & Company, Inc.	Wilbanks Securities, Inc.
Private Advisor Group, LLC	Summit Brokerage Services, Inc.	William C. Burnside & Co., Inc.
Private Client Services, LLC	Summit Equities, Inc.	Williams Financial Group
Pro Equities, Inc.	Sunset Financial Services, Inc.	Windmill Group
Prospera Financial Services Inc.	SunTrust Investment Services, Inc.	Winslow, Evans, & Crocker, Inc.
Pruco Securities, LLC	SWBC Investment Services	Woodbury Financial Services, Inc.
PTS Brokerage LLC	SWS Financial Services, Inc.	Woodmen Financial Services, Inc.
Purshe Kaplan Sterling Investments	Symphonic Securities, LLC	World Capital Brokerage, Inc.
Questar Capital Corporation	Synovus Securities, Inc.	World Choice Securities, Inc.
Raymond James & Associates, Inc.	T.S. Phillips Investments, Inc.	World Equity Group, Inc.
RBC Capital Markets Corporation	Tandem Securities, Inc.	Worth Financial Group, Inc.
RBC Dain Rauscher, Inc.	TFS Securities, Inc.	Wunderlich Securities, Inc.
Regulus Advisors, LLC	The Huntington Investment Company	WWK Investments, Inc.
Rendler Sales Consulting, LLC	The Investment Center, Inc.
Rhodes Securities, Inc.	The Leaders Group, Inc.
Ridgeway & Conger, Inc.	The O.N. Equity Sales Company
RNR Securities, LLC	The Patriot Financial Group
Robert W. Baird & Company, Inc.	The Strategic Financial Alliance, Inc.
Rogan and Associates	Thrivent Financial
Royal Alliance Associates Inc	Thurston, Springer, Miller, Herd and Titak, Inc.
Royal Securities Company	Titlelist Asset Management, Ltd.
RSG Capital Corporation	Transamerica Financial Advisors, Inc.
S.G. Long & Company	Triad Advisors, Inc.
Sage Rutty and Company, Inc.	Trustmont Financial Group, Inc.
Sagepoint Financial, Inc.	UBS Financial Services, Inc.
Sandlapper Securities, LLC	Uhlmann Price Securities
Santander Securities, LLC	UMB Financial Services, Inc.
Saxony Securities, Inc.	Umpqua Investments, Inc.
SCF Securities, Inc.	UnionBanc Investment Services, LLC
Securian Financial Services, Inc.	United Brokerage Services, Inc.

Questions: If you have any questions about your Contract, you may contact us at:
Jackson of NY Service Center:	1 (800) 599-5651 (8 a.m. - 8 p.m. ET)
Mail Address:	P.O. Box 30313, Lansing, Michigan 48909-7813
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Jackson of NY IMG Service Center: (for Contracts purchased through a bank or another financial institution)	1 (888) 464-7779 (8 a.m. - 8 p.m. ET)
Mail Address:	P.O. Box 30901, Lansing, Michigan 48909-8401
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Home Office:	2900 Westchester Avenue, Purchase, New York 10577

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION (SAI) MAY BE CHANGED. WE MAY NOT SELL BASED ON THIS SAI UNTIL THE REGISTRATION STATEMENT, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS EFFECTIVE. THIS SAI IS NOT AN OFFER TO SELL, AND IS NOT SOLICITING AN OFFER TO PURCHASE, IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

STATEMENT OF ADDITIONAL INFORMATION

__________, 2016

ELITE ACCESS ADVISORYSM

FLEXIBLE PREMIUMVARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company of New York® and through
JNLNY Separate Account I

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated __________, 2016. The Prospectus may be obtained from Jackson National Life Insurance Company of New York (Jackson of NY®) by writing P.O. Box 30313, Lansing, Michigan 48909-7813, or calling 1-800-599-5651.

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General Information and History

JNLNY Separate Account I (Separate Account) is a separate investment account of Jackson of NY. In September 1997, the company changed its name from First Jackson National Life Insurance Company to its present name. Jackson of NY is a wholly owned subsidiary of Jackson National Life Insurance Company® (Jackson®), and is ultimately a wholly owned subsidiary of Prudential plc, London, England, a life insurance company in the United Kingdom.

Trademarks, Service Marks, and Related Disclosures

[TO BE UPDATED BY AMENDMENT]

The “S&P 500 Index,” “S&P MidCap 400 Index,” “S&P SmallCap 600 Index,” “Dow Jones Industrial Average,” and “Dow Jones Brookfield Global Infrastructure Index,” “STANDARD & POOR’S®,” “S&P®,” “S&P 500®,” “S&P MIDCAP 400 Index®,” “STANDARD & POOR’S MIDCAP 400 Index®,” “S&P SmallCap 600 Index®” and “STANDARD & POOR’S 500®” (collectively, the “Indices”) are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Jackson National Life Insurance Company (“Jackson”). “Dow Jones®”, “Dow Jones Industrial Average”, “DJIA®”, “and “The Dow®” are service and/or trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to SPDJI and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company® (“Jackson”).

The Dow Jones Brookfield Global Infrastructure Index is calculated by SPDJI pursuant to an agreement with Brookfield Redding, Inc. (together with its affiliates, “Brookfield”) and has been licensed for use. Standard & Poor’s®, S&P® and S&P 500®, S&P MidCap 400® and S&P SmallCap 600® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones U.S. Contrarian Opportunities Index is a service mark of Dow Jones; Brookfield® is a registered trademark of Brookfield Asset Management, Inc.; and the foregoing trademarks have been licensed by SPDJI for use.

The JNL/Mellon Capital S&P® SMid 60 Fund, JNL/Mellon Capital S&P 500 Index Fund, JNL/Mellon Capital S&P 400 MidCap Index Fund, and the JNL/Brookfield Global Infrastructure and MLP Fund (collectively, the “Products”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, Standard & Poor’s Financial Services LLC, Brookfield or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).

S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the Indices to track general market performance. S&P Dow Jones Indices’ only relationship to Jackson with respect to the Indices or the Products is the licensing of the Indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Indices are determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or the Products. S&P Dow Jones Indices have no obligation to take the needs of Jackson or the owners of the Products into consideration in determining, composing or calculating the Indices. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Products or the timing of the issuance or sale of the Products in the determination or calculation of the equation by which the Products are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Products. There is no assurance that investment products based on the Indices will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Products currently being issued by Jackson, but which may be similar to and competitive with Products. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION,

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INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS IN CALCULATING THE INDICES. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON OR OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC. S&P Capital IQ is a trademark of Standard & Poor's Financial Services LLC.

The following applies to the JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Total Yield Fund, JNL/S&P Intrinsic Value Fund, JNL/S&P International 5 Fund, JNL/S&P Mid 3 Fund and JNL/S&P 4 Fund.

Standard & Poor’s Investment Advisory Services LLC (“SPIAS”) is a registered investment advisor with the U.S. Securities and Exchange Commission and a wholly owned subsidiary of McGraw-Hill Financial, Inc. SPIAS does not provide advice to underlying clients of the firms to which it provides services. SPIAS does not act as a “fiduciary” or as an “investment manager,” as defined under ERISA, to any investor. SPIAS is not responsible for client suitability.

Programs and products of the firms to which SPIAS provides services are not endorsed, sold or promoted by SPIAS and its affiliates, and SPIAS and its affiliates make no representation regarding the advisability of investing in those programs and products. With respect to the asset allocations and investments recommended by SPIAS, investors should realize that such investment recommendations are provided to Jackson National Asset Management, LLC only as a general recommendation. The underlying funds of the JNL/S&P 4 Fund are co-sub-advised by SPIAS. SPIAS does not co-sub-advise the JNL/S&P 4 Fund. There is no agreement or understanding whatsoever that SPIAS will provide individualized advice to any investor. SPIAS does not take into account any information about any investor or any investor’s assets when providing investment advisory services to firms to which SPIAS provides services. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. Individual investors should ultimately rely on their own judgment and/or the judgment of a representative in making their investment decisions.

Standard & Poor’s Financial Services LLC, SPIAS, and their affiliates (collectively S&P), and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively with S&P, S&P Parties) do not guarantee the accuracy, completeness, adequacy or timeliness of any information, including ratings and valuations, and are not responsible for errors and omissions, or for the results obtained from the use of such information, and S&P Parties shall have no liability for any errors, omission, or interruptions therein (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such information. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the information contained in this document even if advised of the possibility of such damages.

S&P’s credit ratings are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions. S&P credit ratings

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should not be relied on when making any investment or other business decision. S&P’s opinions and analyses do not address the suitability of any security. S&P does not act as a fiduciary or an investment advisor, except where registered as such. While S&P has obtained information from sources they believe to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P publications and third party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

Based on a universe of funds provided to SPIAS, SPIAS may recommend for investment certain funds to which S&P licenses certain intellectual property or otherwise has a financial interest, including exchange-traded funds whose investment objective is to substantially replicate the returns of a proprietary index of S&P Dow Jones Indices, such as the S&P 500. SPIAS recommends these funds for investment based on asset allocation, sector representation, liquidity and other factors; however, SPIAS has a potential conflict of interest with respect to the inclusion of these funds. In cases where S&P is paid fees that are tied to the amount of assets that are invested in the fund, investment in the fund will generally result in S&P earning compensation in addition to the fees received by SPIAS in connection with its provision of services. In certain cases there may be alternative funds that are available for investment that will provide investors substantially similar exposure to the asset class or sector.

S&P provides a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

SPIAS may consider research and other information from affiliates in making its investment recommendations. The investment policies of certain portfolios specifically state that among the information SPIAS will consider in evaluating a security are the credit ratings assigned by S&P. SPIAS does not consider the ratings assigned by other credit rating agencies. Credit rating criteria and scales may differ among credit rating agencies. Ratings assigned by other credit rating agencies may reflect more or less favorable opinions of creditworthiness than ratings assigned by S&P.

The Funds are not sponsored, endorsed, sold or promoted by S&P and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in the Funds.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

DoubleLine is a registered service mark of DoubleLine Capital LP.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations

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make no representation or warranty, express or implied to the Owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations’ only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the Owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM AL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson. The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Nasdaq® 100 Fund. The JNL/Mellon Capital Nasdaq® 100 Fund is not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL NASDAQ® 100 FUND .

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group ("Russell"). Russell is not responsible for and has not reviewed JNL/Mellon Capital Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes. Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell's publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based. RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES. RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES. RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

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THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX

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FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND, OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND, THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE JNL/MELLON CAPITAL UTILITIES SECTOR FUND, THE JNL/MELLON CAPITAL COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL HEALTHCARE SECTOR FUND, THE JNL/MELLON CAPITAL OIL & GAS SECTOR FUND OR THE JNL/MELLON CAPITAL TECHNOLOGY SECTOR FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Barclays Capital Inc. and its affiliates (“Barclays”) is not the issuer or producer of JNL/DoubleLine® Shiller Enhanced CAPE® Fund and Barclays has no responsibilities, obligations or duties to investors in JNL/DoubleLine® Shiller Enhanced CAPE® Fund. The Shiller Barclays CAPE™ US Sector ER USD Index is a trademark owned by Barclays Bank PLC and licensed for use by JNL Series Trust (“JNLST”) as the Issuer of JNL/DoubleLine® Shiller Enhanced CAPE® Fund. Barclays only relationship with the Issuer in respect of Shiller Barclays CAPE™ US Sector ER USD Index is the licensing of the Shiller Barclays CAPE™ US Sector ER USD Index which is determined, composed and calculated by Barclays without regard to the Issuer or the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or the owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund. Additionally, JNLST or JNL/DoubleLine® Shiller Enhanced CAPE® Fund may for itself execute transaction(s) with Barclays in or relating to the Shiller Barclays CAPE™ US Sector ER USD Index in connection with JNL/DoubleLine® Shiller Enhanced CAPE® Fund investors acquire JNL/DoubleLine® Shiller Enhanced CAPE® Fund from JNLST and investors neither acquire any interest in Shiller Barclays CAPE™ US Sector ER USD Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in JNL/DoubleLine® Shiller Enhanced CAPE® Fund. The JNL/DoubleLine® Shiller Enhanced CAPE® Fund is not sponsored, endorsed, sold or promoted by Barclays. Barclays does not make any representation or warranty, express or implied regarding the advisability of investing in the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or the advisability of investing in securities generally or the ability of the Shiller Barclays CAPE™ US Sector ER USD Index to track corresponding or relative market performance.  Barclays has not passed on the legality or suitability of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund with respect to any person or entity. Barclays is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund to be issued.  Barclays has no obligation to take the needs of the Issuer or the owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund or any other third party into consideration in determining, composing or calculating the Shiller Barclays CAPE™ US Sector ER USD Index Barclays has no obligation or liability in connection with administration, marketing or trading of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund.

The licensing agreement between JNLST and Barclays is solely for the benefit of JNLST and Barclays and not for the benefit of the owners of the JNL/DoubleLine® Shiller Enhanced CAPE® Fund, investors or other third parties.

BARCLAYS SHALL HAVE NO LIABILITY TO THE ISSUER, INVESTORS OR TO OTHER THIRD PARTIES FOR THE QUALITY, ACCURACY AND/OR COMPLETENESS OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR FOR INTERRUPTIONS IN THE DELIVERY OF THE Shiller Barclays CAPE™ US Sector ER USD Index. BARCLAYS MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE INVESTORS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN.  BARCLAYS MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN. BARCLAYS RESERVES THE RIGHT TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, OR TO CEASE THE CALCULATION OR PUBLICATION OF THE Shiller Barclays CAPETM US Sector ER USD Index, AND BARCLAYS SHALL NOT BE LIABLE FOR ANY MISCALCULATION OF OR ANY INCORRECT, DELAYED OR INTERRUPTED PUBLICATION WITH RESPECT TO ANY OF THE Shiller Barclays CAPE™ US Sector ER USD Index BARCLAYS SHALL NOT BE LIABLE FOR ANY DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY SPECIAL, INDIRECT OR

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CONSEQUENTIAL DAMAGES, OR ANY LOST PROFITS AND EVEN IF ADVISED OF THE POSSIBILITY OF SUCH, RESULTING FROM THE USE OF THE Shiller Barclays CAPE™ US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR WITH RESPECT TO THE JNL/DOUBLELINE SHILLER ENHANCED CAPE FUND.

None of the information supplied by Barclays Bank PLC and used in this publication may be reproduced in any manner without the prior written permission of Barclays Capital, the investment banking division of Barclays Bank PLC. Barclays Bank PLC is registered in England No. 1026167. Registered office 1 Churchill Place London E l 4 5HP.

Services

[TO BE UPDATED BY AMENDMENT]

Jackson of NY is the custodian of the assets of the Separate Account. Jackson of NY holds all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying Fund bought and sold by the Separate Account.

The financial statements of JNLNY Separate Account I and Jackson National Life Insurance Company of New York for the periods indicated have been included herein in reliance upon the reports of __________, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. __________ is located at __________.

Jackson is the parent of Jackson National Asset Management, LLC (“JNAM”), the Funds’ investment adviser and administrator. Pursuant to an agreement between Jackson and JNAM, JNAM provides certain administrative services with respect to the Separate Account, including separate account administration services and financial and accounting services. For the past three years, Jackson paid $520,500 in 2013, $391,000 in 2014, and $410,087 in 2015 for the services provided by JNAM to Jackson.

Purchase of Securities Being Offered

The Contracts will be sold by licensed insurance agents. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the Financial Industry Regulatory Authority (FINRA).

Underwriters

The Contracts are offered continuously and are distributed by Jackson National Life Distributors LLC (JNLD), 7601 Technology Way, Denver, Colorado 80237. JNLD is a subsidiary of Jackson.

No commissions are paid to broker/dealers selling the contracts.

Calculation of Performance

When Jackson of NY advertises performance for an Investment Division (except the JNL/WMC Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an Investment Division will be shown for periods beginning on the date the Investment Division first invested in the corresponding Fund. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an Investment Division at the offering on the first day of the period ("initial investment"), and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of all

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recurring charges that are charged to all Contracts. The redeemable value also reflects the effect of any applicable withdrawal charge or other charge that may be imposed at the end of the period. No deduction is made for premium taxes that may be assessed by certain states.

Jackson of NY may also advertise non-standardized total return on an annualized and cumulative basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The Contract is designed for long-term investment; therefore, Jackson of NY believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment that more closely approximates the size of a typical Contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Investment Division has been in existence, if it has not been in existence for one of the prescribed periods.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an Investment Division and its corresponding Fund include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a Contract may be more or less than its original cost.

Jackson of NY may advertise the current annualized yield for a 30-day period for an Investment Division. The annualized yield of an Investment Division refers to the income generated by the Investment Division over a specified 30-day period. Because this yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

Where:

a	=	net investment income earned during the period by the Fund attributable to shares owned by the Investment Division.
b	=	expenses for the Investment Division accrued for the period (net of reimbursements).
c	=	the average daily number of accumulation units outstanding during the period.
d	=	the maximum offering price per accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an Investment Division will be lower than the yield for the corresponding Fund. The yield on amounts held in the Investment Divisions normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or

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representation of future yields or rates of return. An Investment Division's actual yield will be affected by the types and quality of portfolio securities held by the Fund and the Funds operating expenses.

Any current yield quotations of the JNL/WMC Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven calendar day period. The JNL/WMC Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The JNL/WMC Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The JNL/WMC Money Market Division's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses. Although the Investment Division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the Fund's Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Contract owner's investment in the JNL/WMC Money Market Division nor that Division's investment in the JNL/WMC Money Market Division is guaranteed or insured. Yields of other money market Funds may not be comparable if a different base or another method of calculation is used.

Additional Tax Information

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON OF NY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS OR TO COMPARE THE TAX TREATMENT OF THE CONTRACTS TO THE TAX TREATMENT OF ANY OTHER INVESTMENT.

Jackson of NY's Tax Status

Jackson of NY is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). For federal income tax purposes, the Separate Account is not a separate entity from Jackson of NY and its operations form a part of Jackson of NY.

Taxation of Annuity Contracts in General

Section 72 of the Code governs the taxation of annuities in general. An individual owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For a payment received as a partial withdrawal from a non-qualified Contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the Contract is withdrawn. In the case of a partial withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable. For Contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for Contracts issued

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in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the Contract). For certain types of tax-qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code.

Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of distributions.

Medicare Tax on Net Investment Income

Beginning in 2013, the taxable portion of distributions from a non-qualified annuity Contract will be considered investment income for purposes of the new Medicare tax on investment income. As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts. These levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Owners should consult their own tax advisers for more information.

Withholding Tax on Distributions

The Code generally requires Jackson of NY (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a Contract. For "eligible rollover distributions" from Contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "roll over" the entire amount of an eligible rollover distribution (including the amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

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Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

Diversification -- Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity Contracts. The Code provides that a variable annuity Contract will not be treated as an annuity Contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the Contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity Contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity Contracts, such as the Contracts, meet the diversification requirements if, as of the last day of each calendar quarter, or within 30 days after such last day, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual Funds underlying variable Contracts. These Regulations amplify the diversification requirements for variable Contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual Fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual Fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual Fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual Fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual Fund is represented by any four investments.

Jackson of NY intends that each Fund of the JNL Series Trust, JNL Variable Fund LLC, and Jackson Variable Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which Contract owner control of the investments of a segregated asset account would cause the Contract owner to be treated as the owner of the assets of the segregated asset account. Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the contract owner and the insurance company regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion. Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of sub-accounts at any time. The contract owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

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Like the contracts described in Rev. Rul. 2003-91, under the Contract there will be no arrangement, plan, contract or agreement between a Contract owner and Jackson of NY regarding the availability of a particular Allocation Option and other than the Contract owner's right to allocate premiums and transfer funds among the available Allocation Options, all investment decisions concerning the Allocation Options will be made by Jackson of NY or an advisor in its sole and absolute discretion. The Contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects. The first difference is that the contracts described in Rev. Rul. 2003-91 provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas the Contract offers [ ] Investment Divisions, and, if more than 99 options are offered, a Contract owner's Contract Value can be allocated to no more than 99 variable options at any one time. The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner can make 15 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson of NY does not believe that the differences between the Contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the number of investment transfers that can be made under the Contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Jackson of NY reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity Contracts that are issued within a calendar year to the same Contract owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple Contracts. For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity Contract in any calendar year.

Partial 1035 Exchanges

In accordance with Revenue Procedure 2011-38, the IRS will consider a partial exchange of an annuity Contract for another annuity Contract valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 180 days of the date of the partial exchange. Revenue Procedure 2011-38 also provides certain exceptions to the 180 day rule. Due to the complexity of these rules, owners are encouraged to consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for Contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes (except for the taxation of life insurance companies). However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may have tax consequences. Any assignment or pledge of a tax-qualified Contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Contracts.

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An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the Contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed below under Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. If the Qualified Contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan. If the Qualified Contract is an IRA annuity or a 403(b) annuity, the Code requires the Qualified Contract to be nontransferable. If the Qualified Contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 70 1/2; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Tax-Qualified Plans

The Contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified Contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified Contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contracts issued to Fund the plan. Owners, annuitant and beneficiaries are also reminded that a tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is already tax-deferred.

Tax Treatment of Withdrawals

Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity Contracts. It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 ½ or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Qualified Contracts

In the case of a withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified Contract. Section 72(t) of the Code

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imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A. To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) distributions made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Contracts; (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract owner or annuitant (as applicable) and his or her spouse and dependents if the Contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain Contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified Contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes - Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

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Prior to the date that annuity payments begin under an annuity Contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used. Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations. For this purpose, the entire interest under an annuity Contract is the account value under the Contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the Contract.

If the sole beneficiary is the Contract holder's or employee's spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the Contract holder employee and spouse is permitted to be used. Distributions under a defined benefit plan or an annuity Contract must be paid in the form of periodic annuity payments for the employee's life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee's age in the year in which the annuity starting date occurs. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Types of Tax-Qualified Plans

The Contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson of NY's administrative procedures. Jackson of NY is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless Jackson of NY specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See "Tax Treatment of Withdrawals - Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson of NY in connection with certain Tax-Qualified Plans will utilize tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

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(a) Tax‑Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax‑sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual's gross income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) Roth IRA Annuities

Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Purchase payments for Roth IRA annuities are limited to a maximum of $5,500 for 2016. The limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000. The same contribution and catch-up contributions are also available for purchasers of Traditional IRA annuities.

Lower maximum limitations apply to individuals above certain adjusted gross income levels. For 2016, these levels are $117,000 in the case of single taxpayers, $184,000 in the case of married taxpayers filing joint returns, and $0 in the case of married taxpayers filing separately. These levels are indexed annually in $1,000 increments. An overall $5,500 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

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(d) Pension and Profit‑Sharing Plans

The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non‑forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of Contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(e) Eligible Deferred Compensation Plans -- Section 457

Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant's includable compensation or the $18,000 elective deferral limitation in 2016. The limit is indexed for inflation in $500 increments annually. In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions. The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $6,000. The same contribution and catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity Contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participant:

•	attains age 70 1/2,
•	severs employment,
•	dies, or
•	suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan of a tax-exempt (non-governmental) employer under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under Section 457. Amounts accumulated in a Plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

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Annuity Provisions

Variable Annuity Payment

The initial annuity payment is determined by taking the Contract value allocated to that Investment Division, less any premium tax and any applicable Contract charges, and then applying it to the income option table specified in the Contract.  The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Plans and other employer-sponsored retirement plans, such classification is not permitted) and age of the annuitant and designated second person, if any.

The dollars applied are divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly payment.  That amount is divided by the value of an annuity unit as of the Income Date to establish the number of annuity units representing each variable payment.  The number of annuity units determined for the first variable payment remains constant for the second and subsequent monthly variable payments, assuming that no reallocation of Contract values is made.

The amount of the second and each subsequent monthly variable payment is determined by multiplying the number of annuity units by the annuity unit value as of the business day next preceding the date on which each payment is due.

The mortality and expense experience will not adversely affect the dollar amount of the variable annuity payments once payments have commenced.

Annuity Unit Value

The initial value of an annuity unit of each Investment Division was set when the Investment Divisions were established.  The value may increase or decrease from one business day to the next.  The income option tables contained in the Contract are based on a 1.0% per annum assumed investment rate.
The value of a fixed number of annuity units will reflect the investment performance of the Investment Divisions elected, and the amount of each payment will vary accordingly.

For each Investment Division, the value of an annuity unit for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the percentage change in the value of an accumulation unit from the immediately preceding business day to the business day of valuation, calculated by use of the Net Investment Factor, described below. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 1.0% per annum.

Net Investment Factor

The net investment factor is an index applied to measure the net investment performance of an Investment Division from one valuation date to the next. The net investment factor for any Investment Division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) where:

(a)	is the net result of:
	(1)	the net asset value of a Fund's share held in the Investment Division determined as of the valuation date at the end of the valuation period, plus
	(2)	the per share amount of any dividend or other distribution declared by the Fund if the "ex-dividend" date occurs during the valuation period, plus or minus
(3)
a per share credit or charge with respect to any taxes paid or reserved for by Jackson of NY during the valuation period which are determined by Jackson of NY to be attributable to the operation of the Investment Division (no federal income taxes are applicable under present law); and

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(b)	is the net asset value of the Fund share held in the Investment Division determined as of the valuation date at the end of the preceding valuation period.

Also see "Income Payments (The Income Phase)" in the Prospectus.

[APPENDIX A - FINANCIAL STATEMENTS FOR JNLNY SEPARATE ACCOUNT I AND APPENDIX B - JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK TO BE FILED BY AMENDMENT]

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